Exhibit 99.3

2012 ANNUAL INFORMATION FORM

ENERGY FUELS INC.
DECEMBER 20, 2012

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE	1
CURRENCY	1
BASIS OF PRESENTATION	1
NOTE REGARDING FORWARD-LOOKING INFORMATION	1
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES	3
INCORPORATION AND SUBSIDIARIES	4
GENERAL DEVELOPMENT OF THE BUSINESS:
THREE-YEAR HIGHLIGHTS	6
FY-2010	6
FY-2011	7
FY-2012	9
Developments Since Sept. 30, 2012	10
SIGNIFICANT ACQUISITIONS	11
Acquisition of US Mining Division from Denison Mines Corp.	11
Acquisition of Titan Uranium Inc.	12
ENERGY FUELS’ BUSINESS:
OVERVIEW	13
Company Strategy	14
MARKETING	15
The Uranium Industry	15
Uranium Demand	15
Primary Uranium Supply	16
Secondary Uranium Supply	16
Uranium Prices	17
Competition	17
Uranium Marketing	17
The Vanadium Market	18
Vanadium Marketing	18
OPERATIONS	19
White Mesa Mill	19
Energy Fuels’ Mines	22
Ore Purchase and Toll Milling	24
Mineral Exploration	24
Other Projects	25
MINERAL PROJECTS.	26
Summary of Mineral Reserves and Resources	26
Henry Mountains Complex	29
Arizona Strip	37
Daneros Mine	47
Sheep Mountain Project	50
Whirlwind Mine	56
Energy Queen Mine	60
Sage Plain Project	65
San Rafael Uranium Project	70
Non-Material Mineral Properties	75
Historical Estimates	85
Quality Assurance and Quality Control Procedures and Protocols	86
PIÑON RIDGE MILL	88
ENVIRONMENTAL AND SAFETY MATTERS	90
White Mesa Mill	90
Mines	92
EMPLOYEES	92
GOVERNMENT REGULATION	92
U.S. Uranium Industry	92
Land Tenure	93
RISK FACTORS	95
DIVIDENDS	107
DESCRIPTION OF CAPITAL STRUCTURE:
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	107
RIGHTS PLAN	107
MARKET FOR SECURITIES:
COMMON SHARES	108
WARRANTS	108
DEBENTURES	109
ESCROWED SECURITIES	109
TREASURY SHARES	109
DIRECTORS AND OFFICERS:
DIRECTORS	110
EXECUTIVE OFFICERS	114
CEASE TRADE ORDERS AND BANKRUPTCIES	116
PENALTIES OR SANCTIONS	117
CONFLICTS OF INTEREST	117
THE AUDIT COMMITTEE	118
LEGAL AND REGULATORY PROCEEDINGS:
ARIZONA 1	121
LA SAL	121
DANEROS	122
PIÑON RIDGE MILL	122
WHITE MESA MILL	123
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	123
TRANSFER AGENTS AND REGISTRARS	123
MATERIAL CONTRACTS	123
INTERESTS OF EXPERTS	124
ADDITIONAL INFORMATION	125

EXHIBIT 1: Organizational Structure

SCHEDULE A: Audit Committee Mandate & Charter

SCHEDULE B: Glossary of Terms

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are specifically incorporated by reference in this Annual Information Form:

1.

The consolidated financial statements of Energy Fuels Inc. for the year ended September 30, 2012 prepared in accordance with International Financial Reporting Standards and the auditors' report thereon (the “2012 Annual Financial Statements” );

2.	Management’s Discussion and Analysis of Energy Fuels Inc. for the year ended September 30, 2012 (the “2012 Annual MD&A” );

The above documents are available for review on the System for Electronic Data Analysis and Retrieval (“SEDAR”), which may be accessed at the website www.sedar.com.

CURRENCY

All amounts stated in this Annual Information Form (“AIF”) are in United States dollars, unless otherwise indicated.

BASIS OF PRESENTATION

Financial information is presented in accordance with International Financial Reporting Standards (“IFRS”). Effective October 1, 2011 Energy Fuels Inc. (“Energy Fuels” or the “Company”) implemented IFRS and information presented for fiscal year 2012 (“FY-2012”) and fiscal year 2011 (“FY-2011”) has been prepared on an IFRS basis. Financial information for FY-2011 and prior has been prepared in accordance with Canadian generally accepted accounting principles before the adoption of IFRS.

The definitions of certain terms used in this AIF are set forth in Appendix B – Glossary.

This AIF is dated December 20, 2012. Except as otherwise indicated, the information contained in this AIF is stated as at September 30, 2012.

NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this AIF and certain documents incorporated by reference herein constitute “forward-looking information” within the meaning of applicable securities laws concerning the business, operations and financial performance and condition of Energy Fuels.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “does not expect”, “is expected”, “is likely”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, “continue”, “may”, “will”, “should”, “believes” and similar expressions. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause actual results, events, level of activity, performance or achievements to differ materially from those expressed or implied in such forward-looking statements. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in, or incorporated by reference into, this AIF should not be unduly relied upon. This information speaks only as of the date of this AIF.

In particular, this AIF may contain forward-looking information pertaining to the following:

  the estimates of Energy Fuels’ mineral reserves and mineral resources;
  estimates regarding Energy Fuels’ uranium and vanadium production levels and sales volumes;
  Energy Fuels’ capital expenditure program, estimated production costs, exploration and development expenditures and reclamation costs;
  expectations of market prices and costs;
  supply and demand for uranium and vanadium;
  possible impacts of litigation and regulatory actions on Energy Fuels;
  exploration, development and expansion plans and objectives;
  Energy Fuels’ expectations regarding additions to its mineral reserves and resources through acquisitions and development; and
  receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes.

Energy Fuels’ actual results could differ materially from those anticipated in this forward-looking information as a result of the items discussed in the “Risk Factors” section herein, as a result of the risk factors discussed elsewhere in this AIF, and as a result of the following:

  global financial conditions;
  volatility in market prices for uranium and vanadium;
  the market price of Energy Fuels’ securities;
  ability to access capital;
  changes in foreign currency exchange rates and interest rates;
  uncertainties and liabilities inherent in mining operations;
  uncertainties associated with estimating mineral reserves, resources and production;
  uncertainty as to reclamation and decommissioning liabilities;
  failure to obtain industry partner, government and other third party consents and approvals, when required;
  delays in obtaining permits and licenses for development properties;
  competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel;
  public resistance to nuclear energy or uranium mining;
  uranium industry competition and international trade restrictions;
  incorrect assessments of the value of acquisitions;
  property title risk;

  geological, technical and processing problems;
  the ability of Energy Fuels to meet its obligations to its creditors;
  actions taken by regulatory authorities with respect to mining activities;
  the potential influence of, or reliance upon, its business partners;
  the potential for, and outcome of, litigation
  the adequacy of insurance coverage; and
  the other factors discussed under “Risk Factors” in this AIF.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not, be construed as being exhaustive. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future.

The forward-looking information contained in this AIF is expressly qualified by this cautionary statement. Energy Fuels does not undertake any obligation to publicly update or revise any forward-looking information after the date of this AIF to conform such information to actual results or to changes in Energy Fuels’ expectations except as otherwise required by applicable legislation.

NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED & INFERRED MINERAL RESOURCES

This AIF uses the terms “measured,” “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

INCORPORATION AND SUBSIDIARIES

INCORPORATION

Energy Fuels was incorporated on June 24, 1987 in the province of Alberta under the name Volcanic Metals Exploration Inc. On September 2, 2005, the Company was continued under the Business Corporations Act (Ontario). On May 26, 2006, Volcanic Metals Exploration Inc. changed its name to Energy Fuels Inc.

The registered and head office of Energy Fuels is located at 2 Toronto Street, Suite 500, Toronto, Ontario, M5G 2B6, Canada. Energy Fuels’ principal place of business and corporate office is located at 225 Union Blvd., Suite 600, Lakewood, Colorado 80228, USA. Energy Fuels’ website address is www.energyfuels.com.

Energy Fuels is a reporting issuer in all of the Canadian provinces. Energy Fuels’ common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “EFR”. In addition, Energy Fuels’ convertible debentures are listed on the TSX under the symbol “EFR.DB”. See Market for Securities – Debentures.

The Company conducts its business through a number of subsidiaries. A diagram depicting the organizational structure of the Company and its active subsidiaries, including the name, country of incorporation and proportion of ownership interest, is included as Exhibit 1 to this AIF. Energy Fuels also owns a number of inactive subsidiaries which have no material liabilities or assets and do not engage in any material business activities.

SUBSIDIARIES

All of the Company’s U.S. assets are held directly or indirectly through the Company’s wholly-owned subsidiaries Energy Fuels Holdings Corp. (“EF Holdings”), Energy Fuels Resources Corp. (“EFRC”), Energy Fuels Wyoming Inc. (“EF Wyoming”) and Magnum Minerals USA Corp. (“Magnum USA”). See Exhibit 1. EF Holdings and EFRC hold all or a portion of their uranium mining and milling assets through a number of additional subsidiaries. The principal assets of the Company are held as follows:

  the White Mesa Mill, a 2,000-ton per day uranium and vanadium processing facility near Blanding, Utah (the “White Mesa Mill” or “Mill”) through EFR White Mesa LLC;
  the Colorado Plateau mines, including the Whirlwind Mine, the Energy Queen Mine, the Sunday Complex, the La Sal Complex, and the Sage Plain Project, straddling the Colorado and Utah border, through EFR Colorado Plateau LLC, EFRC, West Lisbon, LLC and Colorado Plateau Partners LLC (“CPP”);
  the Sheep Mountain Project through EF Wyoming;
  the Daneros Mine in the White Canyon district of southeastern Utah, and other exploration properties through EFR White Canyon Corp;
  the Arizona Strip properties, including the Arizona 1 Mine, the Pinenut Mine, and the Canyon Mine, through EFR Arizona Strip LLC, Arizona Strip Partners LLC (“ASP”) and Arizona Strip Resources JV, LLC (“ASR”);
  the Henry Mountains Complex in southern Utah and other exploration properties through EFR Henry Mountains LLC;

  the San Rafael Uranium Project and the Green River, Utah properties through Magnum USA and EF Wyoming;
  the Piñon Ridge Mill project through EFRC; and
  miscellaneous properties through EFRC and EFR Properties LLC.

All of the U.S. properties are operated by Energy Fuels Resources (USA) Inc., a wholly-owned subsidiary of EF Holdings, or by EFRC.

GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HIGHLIGHTS

Fiscal Year Ended September 30, 2010

Spot prices began the fiscal year at $42.75 per pound of uranium, or U3O8, rose to $49.50 per pound in late October 2009, and fell to a low of $40.50 at the beginning of March 2010. Prices stayed in the $40.50 - $42.25 range until mid July 2010, when they rose to the $46.00 - $48.00 range, ending the fiscal year at $46.50 per pound. The long-term price declined during the year from $64.00 at the beginning of October 2009 to $58.00 at the end of March 2010, and then increased in July 2010 to end the year at $60.00 per pound.

On July 7, 2010, Energy Fuels issued 19,250,000 Common Shares at a price of $0.16 per share for gross proceeds of $3.08 million, by way of private placement to Dundee Resources Limited (“Dundee”), a subsidiary of Dundee Corporation. Following the close of the transaction, Dundee owned 19.8% of the outstanding Common Shares of Energy Fuels. The private placement was subject to a 5% finder’s fee payable to an arm’s length party. Transaction costs, including the finder’s fee, totalled $192,000. In the subscription agreement entered into in connection with the private placement, Energy Fuels agreed that the board of directors of Energy Fuels (the “Board of Directors”) shall consist of no more than seven members and that, subject to the fiduciary obligation of the Board of Directors to act in the best interests of the Company and its shareholders, the Board of Directors shall appoint two nominees of Dundee to the Board of Directors and to the Audit Committee of the Board of Directors.

The Company continued a capital preservation program in fiscal year 2010 (“FY-2010”) for purposes of ensuring adequate funding to pursue approval of permits and licenses for the proposed Piñon Ridge Mill and to maintain the Whirlwind Mine and Energy Queen Mine on a standby status while meeting permit compliance requirements. Specifically, Energy Fuels continued to perform environmental and permit compliance activities, safety inspections, equipment and facilities maintenance, and security at both properties.

Energy Fuels advanced its strategic objective of expanding and consolidating assets located in the Western U.S. in the historic Arizona Strip and Colorado Plateau mining districts during FY2010 through the acquisition by ASP of breccia pipe prospects from Neutron Energy, Inc. in March 2010, the acquisition of DOE Lease C-SR-12, located in the Slick Rock district in September 2010, and DOE Lease C-AM-19 from Zenith Minerals LLC, located in the Uravan Mineral Belt in September 2010.

In furtherance of its strategic objective to become a fully-integrated producer, Energy Fuels achieved a number of milestones related to the licensing of the proposed Piñon Ridge Mill during FY-2010. On November 18, 2009, the Company filed the application for a Radioactive Materials License for the Piñon Ridge Mill with the Colorado Department of Public Health and the Environment (the “CDPHE”). The application was determined complete on December 18, 2009, which then advanced the application to the technical review phase. The Company conducted two mandatory public hearings during the technical review phase in January and February 2010, while the CDPHE conducted five additional public hearings in June and July 2010. The Company submitted the last set of responses to four sets of technical review comments and questions posed by the CDPHE on November 12, 2010.

Energy Fuels did not have any properties in production during fiscal 2010, and therefore produced no triuranium octoxide (“U3O8”) or vanadium pentoxide (“V2O5”) during the fiscal year.

Fiscal Year Ended September 30, 2011

In FY-2011, the spot price for U3O8 started the year at $46.50 per pound and climbed to a high of $73.00 at the end of January 2011. The price remained above or close to the $70.00 per pound range until the Fukushima incident in March 2011. On March 11, a powerful earthquake, measuring 9.0 on the Richter scale, struck off the northeast coast of Japan near the city of Sendai. A tsunami, reportedly in excess of 10 metres high, slammed Japan’s Pacific Ocean coast, which hosts four nuclear power plants with 14 reactors, causing major damage to the Fukushima Daiichi plant and disabling the reactor cooling systems, which led to the release of radiation into the environment.

As of the date of this AIF, Japanese authorities have declared the Fukushima Daiichi plant to be in cold shutdown; however, several of the reactors will not reopen, and it is expected to take decades to fully decommission the plant. After this event, the spot price of U3O8 dropped dramatically, dipping to a low of $49.00 in August 2011 and ending FY-2011 at $52.00 per pound. Similarly, the long-term uranium price started the fiscal year at $60.00 per pound in October 2010, climbed to a high of $73.00 per pound at the end of January 2011, stayed at that level through February 2011 and then started to decline after the Fukushima incident, ending FY-2011 at $64.00 per pound U3O8.

On March 31, 2011, the Company completed a public offering for net proceeds of $10,836,557, net of cash costs which totaled $996,943. A total of 23,000,000 units were issued at a price of $0.50 each, with each unit comprised of one Common Share and one-half of a warrant. Each whole warrant entitles the holder to purchase one Common Share at a price of $0.65 per share until March 31, 2015. The proceeds were used to continue advancing the licensing and construction planning process for the Piñon Ridge Mill, to maintain existing permits and facilities, for resource expansion on mineral properties and to continue evaluation and possible acquisition of additional mineral properties as part of Energy Fuels’ uranium property consolidation strategy.

Energy Fuels advanced its strategic objective of expanding and consolidating assets located in the Western U.S. in the historic Colorado Plateau uranium/vanadium mining district during FY-2011 through a number of initiatives. The Company expanded its uranium property position adjoining the Energy Queen Mine by acquiring two Utah SITLA Leases and 13 unpatented claims from Uranium One Inc. in November 2010. In February 2011, the Company issued 1,046,067 Common Shares valued at $1.2 million to purchase the rights for ten Hollie claims, located in Emery County, Utah from Titan Uranium USA, Inc. The Hollie claims are located about 150 highway miles from the White Mesa Mill and are surrounded by the Company’s San Rafael Uranium Project.

Energy Fuels also assembled sufficient contiguous historical resource acreage to begin permitting its Sage Plain uranium and vanadium project in the Uravan Mineral Belt with Utah’s Department of Oil, Gas, and Minerals (“UDOGM”). In November 2010, CPP, in which Energy Fuels held a 50% interest at that time, acquired 94 contiguous unpatented mining claims (1,942 acres) in the Sage Plain area of Utah and Colorado at the south end of the Uravan Mineral Belt, along with a Utah SITLA Lease on two nearby properties (733 acres). All of these properties were acquired from Uranium One Inc. They are located in close proximity to two other SITLA Leases already owned by CPP and are about 54 highway miles from the White Mesa Mill. The properties were acquired for a nominal cash payment and overriding royalties. In February 2011, the Company issued 1,064,895 Common Shares valued at US$1.0 million to purchase the mining lease and all related data for the Calliham Mine, located in the Sage Plain area from Nuvemco LLC. The property was contributed to CPP after Energy Fuels’ joint venture partner, Lynx-Royal JV LLC (“Lynx-Royal”), agreed to a plan to reimburse Energy Fuels for the contribution. On July 27, 2011, Energy Fuels paid $500,000 to purchase the mining lease and all related data for the Crain Property, located in the Sage Plain area, from Uranium Energy Corporation. The property was contributed to the CPP joint venture after Lynx-Royal agreed to the contribution and paid EFRC $250,000 for its share of the cost. In October 2011, Energy Fuels purchased a 20-year mining lease in the Sage Plain District from privately held Nuclear Energy Corporation for US$1,500,700 (the “Skidmore Lease”). The Skidmore Lease is located on approximately 709 acres in San Juan County, Utah, and includes large portions of the historic Calliham Mine that is adjacent to the Calliham Lease, the Crain Lease, and other mining claims and SITLA Leases already owned or controlled by Energy Fuels through CPP. All of these properties now comprise the Sage Plain project. See “Mineral Projects - Sage Plain” below.

In furtherance of its strategic objective to become a fully-integrated producer, Energy Fuels achieved a number of milestones related to the licensing for the proposed Piñon Ridge Mill during FY-2011. On January 5, 2011 the Company received conditional approval, and on March 7, 2011 received final approval by the CDPHE for a Radioactive Materials License (the “Piñon Ridge License”) for the 500 ton per day Piñon Ridge Mill facility, allowing Energy Fuels to build and operate the first conventional uranium mill in the U.S in thirty years. On October 27, 2011, the Company received approval from the United States Environmental Protection Agency (the “EPA”) for construction of the tailings impoundment and evaporation pond facilities for the mill. These facilities will manage the tailings and wastewater produced by the mill. Radon emissions from uranium tailings and wastewater are regulated by the EPA under the National Emission Standards for Hazardous Air Pollutants (“NESHAPS”). The remaining primary permit to be obtained is the air quality permit from the Colorado Air Pollution Control Division (“CAPCD”).

On February 4, 2011, Judge James Schum of the State of Colorado District Court in Montrose County denied the legal challenge by Sheep Mountain Alliance (“SMA”), a non-government organization based in Telluride, Colorado, of the decision by the Montrose County Board of County Commissioners (“MCBOCC”) to approve the Special Use Permit for the Piñon Ridge Mill, originally approved on September 30, 2009. SMA’s original complaint was filed on October 30, 2009. On March 18, 2011, SMA appealed the District Court’s decision to the Colorado Court of Appeals. On December 8, 2011, the Colorado Court of Appeals upheld the District Court’s decision.

On February 8, 2011, SMA filed a complaint in District Court, City and County of Denver, Colorado, that named CDPHE as Defendant, and EFRC as an indispensable party whose rights are directly affected by the disposition of the case, that alleged various errors and deficiencies in the January 5, 2011 issuance of the Piñon Ridge License to EFRC by the CDPHE. On February 23, 2011, the CDPHE filed a comprehensive motion to dismiss SMA’s lawsuit. On March 10, 2011, EFRC filed its own motion to dismiss SMA’s lawsuit. On May 25, 2011, the motions by CDPHE and EFRC to dismiss the complaint filed by SMA against the CDPHE were denied by the District Court in the City and County of Denver. The decision by the court on the motions to dismiss addressed issues of jurisdiction and standing of SMA and did not address any facts or substantive aspects of the complaint.

On May 6, 2011, the Company posted a surety bond in the amount of US$1.37 million with CDPHE for the first installment of the Decommissioning Funding Plan (the “DFP”) required by the Piñon Ridge License. In March 2011, the Company transferred US$844,400 in cash to the CDPHE for the long-term care fund required by the Piñon Ridge License.

Energy Fuels did not have any properties in production during FY-2011, and therefore produced no U3O8 or V2O5 during the fiscal year.

Fiscal Year Ended September 30,2012

Spot prices began the fiscal year at $52.00 per pound U3O8, rising to $55.50 in mid-November 2011, and ending the fiscal year at $46.50 per pound. Spot prices continued to erode, reaching a low of $40.75 on November 5, 2012, but had recovered to $44.75 per pound on December 17, 2012. The long term price ranged from $64.00 per pound at the beginning of October 2011 to $60.00 per pound at the end of September 2012. Long term prices have held at $60.00 per pound into December 2012.

On December 5, 2011 the Company and Titan Uranium Inc. (“Titan”) entered into a Business Combination Agreement whereby Energy Fuels agreed to acquire, by way of a plan of arrangement (the “Titan Arrangement”), all of the outstanding common shares of Titan. The acquisition was completed on February 29, 2012. Titan’s principal asset is the Sheep Mountain Project. See “General Development of the Business – Significant Acquisitions – Acquisition of Titan Uranium Inc.” below.

On March 1, 2012, Energy Fuels announced the completion of the Updated Preliminary Feasibility Study dated April 13, 2012 for the Sheep Mountain Project (“2012 PFS”), which reported the Probable Mineral Reserve for the Sheep Mountain Project at 18.4 million lbs. U3O8 contained in 7.5 million tons at an average grade of 0.123% eU3O8. Total Indicated Resources are 12.9 million tons containing 30.3 million lbs. U3O8 at an average grade of 0.117% eU3O8, which includes the Probable Mineral Reserve number described above. Under the 2012 PFS, the concurrent development of both the underground and open pit deposits generates a pre-tax Internal Rate of Return (“IRR”) of 42%, with a Net Present Value (“NPV”) of $201 million at a 7% discount rate, and an NPV of $146 million at a 10% discount rate. These numbers assume a uranium selling price of $65/lb. which is above the current spot market price ($43.25/lb. ) and long-term price ($60/lb.). Initial capital expenditures (“CAPEX”) under the 2012 PFS are $109 million. The Company is considering a modified plan which would require a much-reduced initial capital investment of $61 million. The modified plan initially develops the open pit only, and delays producing the underground deposit until the 5th year of operations. The modified plan would generate a pre-tax IRR of 35%, with NPV’s of $174 million at a 7% discount rate and $118 million at a 10% discount rate. See “Mineral Projects – Sheep Mountain Project” below.

In the court proceedings for the Piñon Ridge License, the Towns of Telluride and Ophir, Colorado and San Miguel County, Colorado (collectively, the “Towns”) intervened as additional plaintiffs in November 2011. On June 13, 2012, Denver District Court Judge John N. McMullen ruled in favor of the CDPHE and the Company on the ten substantive environmental, health, financial surety and safety claims in the case challenging the CDPHE’s issuance of the Piñon Ridge License to the Company. The Judge ruled partially in favor of SMA and the Towns, on one procedural claim, ordering an administrative hearing on the issuance of the Piñon Ridge License. The Piñon Ridge License was set aside, pending the outcome of this hearing which occurred from November 7, 2012 to November 13, 2012. A new Piñon Ridge License decision must be issued by CDPHE by April, 2013. See “Mineral Projects – Piñon Ridge Mill” below.

On June 21, 2012, the Company completed a private placement of 35,500,500 subscription receipts (“Subscription Receipts”) at a price of C$0.23 per Subscription Receipt for gross total proceeds of C$8,165,115. Each Subscription Receipt was exchangeable into one unit of the Company (a “Unit”). Each Unit consisted of one Common Share and one-half of one warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one additional Common Share at a price of C$0.265 until June 22, 2015. The net proceeds were placed into an escrow and released to the Company on June 29, 2012, after the satisfaction of certain conditions related to the acquisition of the US Mining Division described below. The Company will use the net proceeds of $7.1 million for working capital and general corporate purposes related to operations of the US Mining Division.

On June 29, 2012, the Company completed the acquisition of all of Denison Mining Corp.’s (“Denison”) mining assets and operations located in the United States (the “US Mining Division”). The Company acquired the US Mining Division through the acquisition of all of the issued and outstanding shares of Denison’s subsidiaries, Denison Mines Holdings Corp. (“DMHC”) and White Canyon Uranium Limited (“WCUL”), and the assignment of all amounts owing to Denison or any affiliate of Denison (other than DHMC, WCUL or any direct or indirect subsidiary of DMHC). Upon the completion of the acquisition, two additional directors were appointed to the Board of Directors of Energy Fuels. After the completion of the acquisition, Energy Fuels changed the name of DMHC to Energy Fuels Holdings Corp. (“EF Holdings”). The transaction is being accounted for as a business combination with the Company identified as the acquirer, owing to the fact that post-transaction Energy Fuels now meets the criteria of a business. See “General Development of the Business – Significant Acquisitions – Acquisition of the US Mining Division of Denison Mines Corp” below.

On July 3, 2012, the Company entered into an underwriting agreement with a syndicate of underwriters whereby the underwriters agreed to purchase, on a bought deal basis, 22,000 floating-rate convertible unsecured subordinated debentures (“Debentures”) at a price per Debenture of C$1,000 for total gross proceeds of C$22.0 million (the “Offering”). The Offering closed on July 24, 2012, and the Company received proceeds of C$20.6 million, net of the underwriters’ fees and expenses. The Company will use the net proceeds of the Offering for sustaining capital for the Company's existing mine operations, mine permitting and development of the Company's existing properties, repayment of certain indebtedness, and for working capital and general corporate purposes.

As a result of the acquisition of the US Mining Division from Denison on June 29, 2012, Energy Fuels became a producing company and produced uranium during the fourth fiscal quarter (July through September) of 2012. Energy Fuels’ uranium production in FY-2012 was 310,480 pounds of U3O8. There was no vanadium produced in FY-2012.

Uranium sales in FY-2012 totaled 447,000 pounds of U3O8 at an average realized price of $55.83 per pound of U3O8. There were no vanadium sales in FY-2012.

During FY-2012, the Company continued to produce uranium ore at its Arizona 1 Mine in Arizona. Previous estimates by Denison indicated that the resource would be exhausted by the end of calendar year 2012. However, Energy Fuels expects production from Arizona 1 to continue through mid-2013.

During FY-2012, the Company continued development of its Pinenut Mine in Arizona, and production is expected to commence in early calendar year 2013.

During FY-2012, the Company continued uranium ore production at its Daneros Mine in Utah. However, the Company placed the Daneros Mine on standby status in October 2012 due to lower uranium spot market prices.

During FY-2012, the Company continued uranium and vanadium ore production at its La Sal Complex in Utah, including the Beaver and Pandora mines.

Recent DevelopmentsS ince September 30, 2012

On October 1, 2012, the Company acquired the interests of Aldershot Resources Ltd. (“Aldershot”) in the Sage Plain Project for $750,000 in cash, the cancellation of debt owed by Aldershot to Energy Fuels, and 3,527,570 shares of Common Stock. In the transaction, Energy Fuels acquired Aldershot’s membership interest in CPP and ASP, two 50/50 joint ventures between subsidiaries of Energy Fuels and Aldershot. CPP holds a majority of the properties in the Sage Plain Project area, including the Calliham lease, the Crain lease, four SITLA Leases and 94 unpatented mining claims on land managed by the U.S. Bureau of Land Management (“BLM”). As a result of the acquisition, Energy Fuels now owns 100% of the Sage Plain Project, which is located about 15-miles northeast of Monticello, Utah and about 54 road miles from Energy Fuels’ White Mesa Mill. In addition, Energy Fuels also acquired Aldershot’s interest in ASP which holds several prospective exploration properties in northern Arizona. See “Mineral Projects – Sage Plain Project” below.

The administrative hearing relating to the Piñon Ridge License, ordered by the Denver District Court, was conducted on November 7, 2012 to November 13, 2012. As required by the Court order, CDPHE must issue a new License decision by April 2013. On October 11, 2012, the Company announced a settlement with the Town of Telluride and San Miguel County. As a result of this settlement, these entities did not participate in the hearing. The Town of Ophir remains a party, but is no longer represented by counsel.

The Company placed the Daneros Mine and Beaver mine in the La Sal Complex on standby status in October 2012 due to lower uranium spot market prices. The Company also placed the Pandora mine in the La Sal Complex on standby in December 2012.

SIGNIFICANT ACQUISITIONS

Energy Fuels’ completed two significant acquisitions in the fiscal year ended September 30, 2012. On June 29, 2012, the Company acquired the US Mining Division from Denison. The acquisition was effected by way of a plan of arrangement pursuant to an arrangement agreement dated as of May 23, 2012 between the Company and Denison. A business acquisition report in Form 51-102F4 dated July 3, 2012 was filed in respect of the acquisition. On February 29, 2012, the Company acquired all of the issued and outstanding shares of Titan Uranium Inc. The acquisition was effected by way of a plan of arrangement pursuant to a business combination agreement dated December 5, 2011. A business acquisition report in Form 51-102F4 dated May 10, 2012 was filed in respect of the acquisition. See “Fiscal Year Ended September 30, 2012” above.

Acquisition of the US Mining Division of Denison Mines Corp.

On June 29, 2012, the Company completed the acquisition of all of Denison’s mining assets and operations located in the United States. The Company acquired the US Mining Division through the acquisition of all of the issued and outstanding shares of Denison’s subsidiaries, Denison Mines Holdings Corp. (“DMHC”) and White Canyon Uranium Limited (“WCUL”).

In the transaction (the “Transaction”): (a) Energy Fuels acquired (i) all of the issued and outstanding shares of DMHC and WCUL (the “Acquired Shares”), and (ii) an assignment of all amounts owing to Denison or any affiliate of Denison (other than DMHC, WCUL or any direct or indirect subsidiary of DMHC) (the “Acquired Debt”), and issued to Denison in consideration for the Acquired Shares and the Acquired Debt, 425,440,872 Common Shares (the “EFI Share Consideration”); and (b) immediately after the issuance of the EFI Share Consideration to Denison, Denison completed an arrangement under the Business Corporations Act (Ontario), pursuant to which it completed a reorganization of its capital and distributed the EFI Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of that reorganization. Upon the completion of the Transaction, two additional directors, as agreed between Denison and Energy Fuels, were appointed to the Board of Directors.

DMHC (now EF Holdings), through its wholly-owned subsidiaries, holds mineral properties located in Colorado, Utah, and Arizona, including two currently producing mines, the Arizona 1 Mine and the Pinenut Mine both located in Northern Arizona. In addition, DMHC owns and operates the White Mesa Mill, located near Blanding, Utah. This 2,000 ton per day facility is the only operating conventional uranium mill in the United States. The acquisition also included two other mines which the Company recently placed in standby status (the Beaver mine and the Daneros Mine, both located in Southeast Utah, and the Pandora mine, also located in Southeast Utah, which the Company placed on standby in December 2012, as well as several additional mines on standby and development and exploration projects located in Utah, Arizona, and Colorado.

Acquisition of Titan Uranium Inc.

On February 29, 2012, Energy fuels completed the acquisition of Titan Uranium Inc. (“Titan”). Prior to the completion of the transaction, the Company and Titan entered into a Business Combination Agreement on December 5, 2011, whereby Energy Fuels agreed to acquire, by way of a Plan of Arrangement (the “Arrangement”), all of the outstanding common shares of Titan. The shareholders of Energy Fuels and the shareholders of Titan approved the Arrangement at their respective Special Meetings held on February 10, 2012 and February 14, 2012. Pursuant to the Arrangement, Titan shareholders received 0.68 Common Shares of Energy Fuels for each whole common share of Titan.

Prior to the Arrangement, Titan had mineral properties located in the Athabasca Basin in Canada and in Wyoming and Utah in the US. On February 23, 2012, Titan sold its Canadian mineral properties to Mega Uranium Ltd. (“Mega”) in exchange for 10,000,000 common shares of Mega, valued at C$3,450,000 at the date of the sale. Titan’s primary US mineral property is the Sheep Mountain Project located about eight miles south of Jeffrey City, Wyoming.

Energy Fuels will continue Titan’s design and permitting for the sheep Mountain Project, which includes an open pit mine, an underground mine and the operation of a uranium processing facility utilizing heap leach recovery.

On March 1, 2012, Energy Fuels announced an updated Preliminary Feasibility study for the Sheep Mountain Project which reported the Probable Mineral Reserve at 18.4 million lbs. U3O8 contained in 7.5 million tons at an average grade of 0.123% eU3O8. On April 13, 2012, the PFS was posted on SEDAR. Total Indicated Resource is 12.9 million tons containing 30.3 million lbs. of U3O8 at an average grade of 0.117% eU3O8, which includes the Probable Mineral Reserve number described above.

The Company is considering a modified plan which would require a much-reduced initial capital investment of $61 million. The modified plan initially develops the open pit only, and delays producing the underground deposit until the 5th year of operations.

ENERGY FUELS’ BUSINESS

OVERVIEW

Energy Fuels is engaged in uranium mining, milling, development, and exploration with operating uranium mines, mines on standby, development projects and exploration properties located in the United States. Energy Fuels’ assets include its 100% ownership of the White Mesa Mill in Utah. Energy Fuels also produces vanadium as a co-product from some of its mines in Colorado and Utah. In addition, Energy Fuels recycles uranium-bearing waste materials, referred to as "alternate feed materials", for the recovery of uranium, alone or in combination with other metals, at its White Mesa Mill.

The Company entered the uranium industry in 2007 with a mission to build a fully-integrated uranium and vanadium production company through exploration, development, mining, milling and sales: primarily targeting immediately economic uranium properties on the Colorado Plateau and in the broader western United States.

To this end, on July 18, 2007, the Company acquired an 880 acre site approximately 12 miles west of Naturita, Colorado in the Paradox Valley of western Montrose County, Colorado, as the site for its proposed Piñon Ridge Uranium Mill, and proceeded to permit the Piñon Ridge Mill. See “Mineral Projects - Piñon Ridge Mill” below.

The Company also concurrently engaged in a program to acquire uranium and uranium/vanadium mines on the Colorado Plateau that could provide feed to the Piñon Ridge Mill. This resulted in the acquisition of the Whirlwind Mine and the Energy Queen Mine, both of which are currently permitted and on standby. The Company also acquired a number of other projects in the permitting and development stages, including the Sage Plain Project and a number of other exploration and development projects on the Colorado Plateau mining districts.

The Company expanded its resource base in February 2012, through the acquisition of Titan, which holds the Sheep Mountain Project. The Sheep Mountain Project, located about eight miles south of Jeffrey City, Wyoming, includes a proposed open pit mine, an underground mine and the operation of a uranium processing facility utilizing heap leach recovery. Total NI 43-101 resources for the Sheep Mountain Project are 12.9 million tons containing 30.3million lbs. U3O8 at an average grade of 0.117% eU3O8, of which 7.45 million tons (18.4 million lbs. at an average grade of 0.13% U3O8), is classified as Probable Mineral Reserve. See “Mineral Projects – Sheep MountainProject” below.

The Company commenced uranium and vanadium production through the acquisition from Denison of the US Mining Division on June 29, 2012. Through the acquisition of the US Mining Division, the Company acquired the White Mesa Mill, which is the only operating uranium and vanadium mill in the United States, as well as several operating uranium and uranium/vanadium mines on the Colorado Plateau and Arizona Strip, several mines on standby, and numerous other mining projects and properties in various stages of permitting, development and exploration. The Company also acquired a number of alternate feed processing contracts and long term uranium sales contracts.

As a result of the acquisition of the US Mining Division, the Company recorded its first uranium and vanadium production and sales in the fourth quarter of FY-2012.

The Company’s principal assets as at September 30, 2012 include the following:

  the White Mesa uranium and vanadium mill, a 2,000 ton per day uranium and vanadium processing facility located near Blanding, Utah (the “White Mesa Mill”);
  the Arizona Strip uranium properties, in north central Arizona (the “Arizona Strip”), including the Arizona 1 and Pinenut mines (the “Arizona 1 Mine” and the “Pinenut Mine”), two currently producing uranium mines, and the Canyon mine (the “Canyon Mine”), which is a fully permitted mining project, currently in the development phase;
  the Colorado Plateau uranium/vanadium properties, straddling the southwestern Colorado and southeastern Utah border (the “Colorado Plateau”), in addition to nearby exploration properties;
  the Daneros mine in the White Canyon district in southeastern Utah (the “Daneros Mine”) in addition to nearby exploration properties;
  the Henry Mountains Complex uranium properties, in south central Utah near the town of Ticaboo (the “Henry Mountains Complex”);
  the Sheep Mountain Project, located near Jeffrey City, Wyoming (the “Sheep Mountain Project”), which includes a proposed open pit mine, an underground mine, and the operation of a uranium processing facility utilizing heap leach recovery;
  the proposed Piñon Ridge uranium and vanadium mill project near the town of Bedrock, Colorado (“Piñon Ridge Mill”); and
  uranium sales contracts, alternate feed processing contracts, toll milling agreements and joint venture agreements.

CompanyStrategy

Energy Fuels intends to continue to strengthen its position as a leading uranium producer in the United States, through production from its currently operating mines and through its ongoing business development activities, including exploration and development of existing projects. Energy Fuels will also look to further consolidate uranium properties in the United States. During the short-term, with respect to uranium production, Energy Fuels intends to focus on its lower-cost sources of production, including mines in the Arizona Strip and processing alternate-feed materials at the White Mesa Mill. The Company will maintain several mines on standby and move other projects forward in permitting, thereby positioning the Company to be able to increase production in response to improved market conditions in the future.

MARKETING

The Uranium Industry

Over the medium- to long-term, nuclear power capacity and power generation are growing, while uranium production will likely struggle to meet this growing demand. As a result, it should be expected that prices will likely need to rise to higher, sustained levels in order to support new mines that will be required to meet increasing demand. In the short-term, uranium prices are expected to remain depressed due to plentiful worldwide uranium supplies and the slower-than-expected restart of Japan’s nuclear reactors. As a result of current market conditions, many uranium projects have been placed on standby or delayed around the World.

Uranium Demand

World net electricity consumption is expected to increase by 70% by 2035, according to the World Energy Outlook 2012 (the "WEO 2012"), a report issued by the International Energy Agency. Total demand for electricity is projected to increase on average by 2.2% per year from 18,443 terawatt-hours in 2010 to 31,859 terawatt-hours in 2035. This increased demand appears to be driven by economic and population growth. China and India account for over 60%, and OECD countries make up less than 20% of the new demand. As a result of high fossil fuel prices, energy security concerns, improved reactor designs and climate change concerns, new nuclear capacity is expected to be a significant part of meeting this growth in electricity demand.

According to the World Nuclear Association (“WNA”), as of November 2012, there are 436 nuclear reactors operable worldwide in 30 countries, generating 374.1 gigawatts of electricity. Of perhaps greater significance, 62 nuclear reactors are under construction in 13 countries including 47 under construction in China, India, South Korea and Russia. China, in particular, has an aggressive new build program underway, including 26 under construction and 171 planned or proposed. Overall, there are 484 new reactors planned or proposed around the World, an increase of 21 units from a year ago.

However, the industry continues to feel the after-effects of the March 2011 Japanese earthquake and tsunami, and resulting nuclear incident. Most countries have reaffirmed their support for nuclear power, though they have called for technical reviews of all safety and security systems of existing nuclear plants and those under construction. In addition, nations have undertaken reviews of their nuclear safety regulations. A few countries, such as Germany, Italy and Switzerland have announced that they will cancel, curtail or suspend their nuclear programs. Japan has begun to restart some of its existing reactors. However, the process has been slower than expected, with only two reactors restarted at this time. Briefly, the Japanese government announced the cancellation of their nuclear program by 2040. However, after pressure from industry and business, the government retracted this announcement. It is expected that Japan will increase the pace of their reactor restarts in 2013 and 2014.

Significantly, the governments of China, India, South Korea and Russia have all announced their intention to move ahead with their nuclear plans. In addition, several non-nuclear countries are moving ahead with their plans, such as Saudi Arabia which plans to build up to 16 reactors, Poland with plans to build six, and United Arab Emirates with contracts for four reactors. These 26 plants alone are expected to result in annual U3O8 demand in excess of 13 million pounds, and demand for initial cores of about 39 million pounds.

Primary Uranium Supply

Uranium supply is the biggest variable in the supply-demand equation. During the time that the accumulated inventories from over production in the 1970s were being drawn down, primary mine production accounted for only about 50% of demand. A number of new mines have been brought into production over the last few years while others are in various stages of development. However, production still only accounts for approximately 78% of demand, and more mines are required to meet the increasing future demand and to replace mines that are being depleted.

The Ux Consulting Company (“UxCo”) has estimated in its “Uranium Market Outlook – Q4 2012” that existing mine production, plus new planned and potential mine production, will increase primary uranium supply from 147 million pounds in 2012 to 215 million pounds in 2020. One of the principal drivers for the increase in primary mine production is expected to be Kazakhstan, which is projected to increase production by about 19% between 2012 and 2020. In order to reach these estimated primary uranium supply levels, a number of large new mines, mainly in Africa, will also need to be developed and brought into production. However, it is expected that prices will need to increase appreciably to support the additional higher cost production and significant capital expenditures required to meet these production forecasts.

During 2012, several major uranium projects have been delayed, including BHP’s expansion of Olympic Dam mine in Australia, Cameco’s Kintyre project in Australia, and Areva’s Trekkopje mine in Namibia.

Secondary Uranium Supply

Primary mine production currently supplies approximately 78% of demand. The balance of demand is supplied from secondary sources such as remaining excess commercial inventories, reprocessing of spent fuel, inventories held by governments and the downblending of highly-enriched uranium (“HEU”) from decommissioned nuclear weapons programs. By far, the most significant of the secondary supplies currently is the 18 to 24 million pounds per year being provided from the HEU downblending program with Russia, also known as the Megatons-to-Megawatts program. The HEU program is expected to terminate at the end of 2013. It is expected that the supply gap created by this termination will need to be recovered from new primary mine production.

Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed; however, some government inventories, particularly in the U.S. and Russia, remain. The disposition of these inventories may have a market impact over the next 10 to 20 years, although the rate and timing of this material entering the market is uncertain.

The market is currently being affected by the release of DOE material related to continued operations at USEC Inc.

Reprocessing of spent fuel is another source of secondary supply, but is expected to satisfy only 3% to 4% of demand. Expansion of this secondary source would require major investments in facilities which the Company believes could only be supported by a significant increase in long-term uranium prices.

UxCo expects that secondary sources of supply will fall from 45 million pounds to 20 million pounds per year between now and 2020.

Uranium Prices

Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear reactors. Electric utilities must secure their required uranium supply by entering into medium- and long-term contracts with uranium producers and other suppliers. These contracts usually provide for deliveries that begin two to four years after they are signed and provide for delivery from four to ten years thereafter. In awarding medium- and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s uranium reserves, record of performance and costs, which are important to the producer's or supplier’s ability to fulfill long-term supply commitments. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain floor prices, ceiling prices and other negotiated provisions. Under these contracts, the actual price mechanisms are usually confidential. Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including other utilities holding excess inventory and governments.

While long-term demand is steadily growing, short-term demand is determined in large part by utilities’ uncovered requirements. To the extent that they have uncovered demand in the near term, utilities will generally purchase on the spot market, which in turn affects the spot price. Currently, there is relatively little uncovered demand, so utility buying is primarily discretionary and price driven.

Historically, spot prices are more volatile than long-term prices. The spot price began FY-2012 at $52.50 rising to $55.25 in mid-November 2011, following which the spot price ended FY-2012 at $46.50 per pound. Spot prices have continued to erode, reaching a low of $40.75 at November 5, 2012, and have risen slightly to $44.75 at December 17, 2012.

The long-term price was $64.00 per pound U3O8 at the beginning of FY-2012, and deteriorated over the year to $60.00 per pound at the end of September 2012. Long-term prices are driven more by production costs and future supply-demand forecasts than by customer inventories. Therefore, they are much more stable and a better indicator of current markets.

Competition

Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. The top eight producers accounted for about 85% of the world’s primary mine supply in 2012.

About 77% of the world’s production came from five countries, namely Kazakhstan, Canada, Australia, Niger, and Namibia. Kazakhstan passed Canada in 2009 as the largest producer, a role Canada had held for 17 years. The United States is 8th on the list of uranium producing nations.

Uranium Marketing

Energy Fuels sells its uranium under a combination of long-term and spot contracts. The long-term contracts have a variety of pricing mechanisms, including fixed prices, base prices adjusted by inflation indices and/or spot price or long-term contract reference prices. Time of delivery during the year under long-term contracts is at the discretion of the customer, so the Company’s delivery obligations may vary markedly from quarter to quarter. Spot sales are priced at or near published industry spot prices.

In 2012, approximately 44% of Energy Fuels’ total sales volume was sold under long-term contracts, with the remainder sold in the spot market. The Company currently has three long-term contracts in place.

Energy Fuels is under contract with Korea Electric Power Corporation (“KEPCO”) to deliver 350,000 pounds (±10%) per year from 2010 to 2015 inclusive (the “Offtake Agreement”). The Offtake Agreement also provides for the purchase of 20% of the White Mesa Mill’s production after 2015 subject to certain conditions. The second contract is for delivery of 1,100,000 pounds of U3O8 over a period of six years beginning in 2011. The third contract is for a quantity which is equal to 20% of the production from the White Mesa Mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds U3O8 per year.

Energy Fuels will continue to seek long-term contracts at prices sufficient to support the development of its mineral assets.

Sales into the U.S. market for U3O8 are expected to be between 1,000,000 and 1,050,000 pounds in FY-2013.

The Vanadium Market

Vanadium adds strength to high performance steels and strengthens titanium where strength combined with lightness is required for everything from golf clubs to aerospace applications. Demand for vanadium from the steel industry represents approximately 92% of the total demand, while the chemical and titanium alloy industries represent the other major consumers of vanadium with 4% each of the world demand. Vanadium is also being studied for its use in high-capacity batteries which could find use in the renewable energy sector.

As the demand for high strength, high performance steels increases, and as new uses are developed for lightweight, high strength titanium alloys, vanadium demand can be expected to increase at a faster rate than the growth of global steel production. The average vanadium content in steel in developing countries is much lower than the ratios in the developed countries and can be expected to increase, adding to the demand. If high-capacity batteries using vanadium are commercialized, demand can be expected to increase further.

While demand is expected to grow over time, supply has the capacity to increase to meet this demand. Many primary producers from ore, in countries such as China, Russia and South Africa, were shut down due to low prices. Production from steel making slag had been cut back or halted. As demand increases and prices strengthen, some of these facilities can be expected to restart or increase production, thus moderating any anticipated price increases.

Spot vanadium prices were relatively flat for most of FY-2012 staying in the $5.00 to $6.00 per pound range.

While long-term demand can be expected to increase, short-term demand is expected to be relatively stable and prices should remain close if not slightly higher than their current level throughout FY 2013.

Vanadium Marketing

Energy Fuels sells its vanadium both as V2O5 and as ferrovanadium (“FeV”) through spot sales to industry end-users and trading companies. There were no vanadium sales by Energy Fuels during FY-2012, but sales into the U.S. market as V2O5 are expected to be between 2,000,000 and 2,100,000 pounds in FY-2013.

OPERATIONS

White Mesa Mill

The White Mesa Mill is a fully licensed uranium and vanadium mill located in southeastern Utah, near the Colorado Plateau District, the Henry Mountains Complex, the Arizona Strip and the White Canyon district. The Mill is approximately six miles south of the city of Blanding, Utah. Access is by U.S. highway 191.

Construction of the White Mesa Mill began in 1979, and conventionally-mined uranium/vanadium ore was first processed in May 1980. The Mill uses sulfuric acid leaching and a solvent extraction recovery process to extract and recover uranium and vanadium. The Mill has been operated on a campaign basis since its initial start-up due to variable uranium market conditions.

In addition to the conventional ore circuit, the White Mesa Mill has a separate vanadium co-product recovery circuit. The Mill also has a third circuit for the processing of certain types of alternate feed materials, which was built in 2009. This circuit enables the Mill to process both conventional ore and alternate feed materials simultaneously. See “Operations – White Mesa Mill – Alternate Feed Materials” below.

The Mill is licensed to process an average of 2,000 tons of ore per day and to produce up to 8.0 million pounds of U3O8 per year. In full operation, the Mill employs approximately 150 people.

Current Condition and Operating Status

In late 2006, Denison, the previous owner of the White Mesa Mill, began a program to refurbish the mill. The refurbishment program included the purchase of mobile equipment, restoration of the vanadium roasting, fusion and packaging circuits, replacement of major pumps and component drives, modernization of the mill’s instrumentation and process control systems, and completion of the relining of tailings Cell 4A. The total cost of the refurbishment program was approximately $31.0 million and was completed in 2008.

In April 2008, the Mill began processing uranium/vanadium conventional ore and producing uranium concentrate. Production of vanadium began in July 2008 after completion of the refurbishment of the vanadium circuit. Processing of conventional ore continued through the end of March 2009 when the Mill was shut down for approximately thirty days for relining of the semi-autogenous grinding Mill and other critical maintenance activities. Processing of conventional ore recommenced near the end of April; however, conventional ore processing was discontinued near the end of May for the remainder of 2009 due to the decline in uranium prices. The Mill began processing conventional ore again in March 2010 and continued through to June 2011. Conventional ore processing recommenced in November 2011 and continued until early March 2012, at which time conventional ore processing ceased for routine maintenance at the mill. Conventional ore processing recommenced at the Mill in August 2012.

Energy Fuels acquired the Mill on June 29, 2012, so all production after that date has been for the account of Energy Fuels. From June 30, 2012 through the end of fiscal 2012, the Mill processed approximately 15,356 tons of ore from the Arizona 1 Mine and 23,872 tons from the Daneros Mine, see “Operations – White Mesa Mill – Ore Purchase and Toll Milling” below.

The processing of two different alternate feed materials has occurred since June 29, 2012, using the separate alternate feed circuit built in 2009.

Production at the Mill over the past five years is shown below. (Note, only production since June 30, 2012 has been for the account of Energy Fuels).

	June 30 to Sept 30, 2012(1)	Jan 1 to June 29, 2012(1)	2011(1)	2010(1)	2009(1)	2008(1)	2007(1)
Alternate Feed Milled (tons)	352	6,231	12,040	310	177	--	44,136

Conventional Ore Milled (tons)	39,228	35,190	172,000	194,440	144,434	248,744	--

Uranium Production (‘000’s pounds U3 O8 )
• Alternate Feed	80	334	200	299	191	94	254
• Conventional Ore	230	397	811	754	423	791	--
Total Uranium Production	310	731	1,011	1,053	614	885	254

Vanadium Production (‘000’s pounds V2 O5 )	--	--	1,290	2,347	501	1,223	--

Year-end Ore Stockpile (tons)	144,034	144,878	91,430	92,821	174,358	122,477	84,943

Tolled Ore Milled (tons)	--	--	--	39,289	--	--	--

Notes:

(1)	Production since June 30, 2012 has been for the account of Energy Fuels. Production prior to that date has been for the account of the previous owner.

The White Mesa Mill is expected to process conventional ore from November 2012 until May 2013 and to not begin processing conventional ore again until April 2014. A small amount of Arizona 1 and Daneros ore was processed in October 2012. In November, the Mill commenced processing uranium/vanadium ores from the Company’s stockpiles of Beaver and Pandora mine ore as well as purchased ore from third party miners, which is expected to continue until May 2013. The alternate feed circuit is expected to continue to operate throughout FY 2013. In addition, the Mill is expected to process some alternate feed streams through the conventional circuit during the period of June and July 2013.

Mill License

The Mill operates under a Radioactive Materials License issued by the State of Utah (the “White Mesa License”). The White Mesa License came up for renewal on March 31, 2007. A License Renewal Application was submitted to the Utah Department of Environmental Quality (“UDEQ”), Division of Radiation Control (the “DRC”) on February 28, 2007. The White Mesa License renewal process is underway. The White Mesa License remains in effect in its current form during the renewal process.

Tailings Disposal

Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. As each tailings cell is filled, the water is drawn off and pumped to the evaporation pond and the tailings solids allowed to dry. As each cell reaches final capacity, reclamation will begin with the placement of interim cover over the tailings. Additional cells are excavated, and the overburden is used to reclaim previous cells. In this way, there is an ongoing reclamation process.

In June 2007, refurbishment of Cell 4A, which was originally built in 1989, commenced. The refurbishment was completed in August 2008 and an operating permit from the DRC was issued in September 2008. The cell has been in operation since that time and provides approximately 2.0 million tons of tailings capacity.

To ensure sufficient volume for tailings and surface area for tailings solution evaporation, the licensing process for tailings Cell 4B was commenced in 2009. In late October 2009, UDEQ issued its approval to commence the earthwork for Cell 4B. Approval to complete the earthwork and commence placement of the cell liners was received in June 2010. Construction of the cell was completed in December 2010 and final approval to begin use of the cell was received in January 2011. Cell 4B is currently being used for additional evaporation capacity and will provide approximately 2.0 million tons of tailings capacity.

Environmental

In 1999, some chloroform contamination was detected in the groundwater at the White Mesa Mill site that appears to have resulted from the operation of a temporary laboratory facility located at the site prior to and during the construction of the Mill and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. Elevated concentrations of nitrate and chloride were also observed in some monitoring wells at the Mill site in 2008, a number of which were up-gradient of the mill’s tailings cells. In addition, the Mill has reported consecutive exceedances of Groundwater Compliance Limits (“GWCLs”) under the mill’s Groundwater Discharge Permit (“GWDP”) for several constituents in several wells, and there is a decreasing trend in pH in a number of wells across the Mill site that have caused the pH in a number of compliance monitoring wells to have dropped below their GWCLs. These exceedances and pH trends include wells that are upgradient of the Mill facilities and are currently being evaluated. See “Mineral Projects – Environmental and Safety Matters in the United States” below.

Alternate Feed Materials

The White Mesa License gives the Company the right to process other uranium-bearing materials known as “alternate feed materials” pursuant to an Alternate Feed Guidance adopted by the U.S. Nuclear Regulatory Commission (“NRC”). Alternate feed materials are uranium-bearing materials, which usually are classified as waste products by the generators of the materials. Requiring a routine amendment to its license for each different alternate feed, the Company can process these uranium-bearing materials and recover uranium, in some cases, at a fraction of the cost of processing conventional ore, alone or together with other valuable metals such as niobium, tantalum and zirconium. In other cases, the generators of the alternate feed materials are willing to pay a recycling fee to the Company to process these materials to recover uranium and then dispose of the remaining by-product in the mill’s licensed tailings cells, rather than directly disposing of the materials at a disposal site. By working with the Company and taking the recycling approach, the suppliers of alternate feed materials can significantly reduce their remediation costs, as there are only a limited number of disposal sites for uranium-bearing materials in the United States. Alternate feeds are particularly attractive to Energy Fuels because they carry no associated mining costs.

To date, the Mill has received 15 license amendments, authorizing the Mill to process 18 different alternate feed materials. Of these amendments, nine involve the processing of feeds provided by nuclear fuel cycle facilities and private industry, and one has involved the processing of material from the United States Department of Energy (“DOE”). These ten feed materials have been relatively high in uranium content and relatively low in volume. The remaining five amendments have been to allow the Mill to process uranium-bearing soils from former defense sites, known as FUSRAP sites, which were being remediated by the U.S. Army Corps of Engineers. These materials are typically relatively low in uranium content but relatively high in volume.

Energy Fuels’ Mines

In the United States, Energy Fuels is involved primarily in six mining districts: the Colorado Plateau, the Henry Mountains, White Canyon, the Arizona Strip, Sheep Mountain and Green River. The mineral properties that are currently material to the Company are: the Whirlwind Mine, Energy Queen Mine and Sage Plain Project, in the Colorado Plateau District; the Tony M mine and Bullfrog property, in the Henry Mountains District; the Daneros Mine, in the White Canyon District; the Arizona 1 Mine, Pinenut Mine, Canyon Mine, and EZ1 and EZ2 properties, in the Arizona Strip District; the Sheep Mountain Project, in the Sheep Mountain District; and the San Rafael Uranium Project, in the Green River District. The mines are shown in the figure below and are described in further detail below.

Colorado Plateau

In June 2006, Denison, the previous owner and operator of the mines on the Colorado Plateau, announced that it was restarting mining activity in the United States with the re-opening of several mines in the Colorado Plateau District. Over a twelve month period, Denison reopened five mines in the Colorado Plateau District. In late 2008, Denison began rehabilitation of the Beaver mine and this mine began shipping ore to the White Mesa Mill in February 2009. As a result of declining uranium prices, Denison placed the Topaz mine on standby in January 2009. In March 2009, Denison placed the Rim and Sunday/St. Jude mines on standby, followed by the West Sunday mine which was placed on standby in October 2009. In October 2012, Energy Fuels placed the Beaver mine on standby, due to decreases in commodity prices. The Pandora mine was placed on standby in December 2012. All of the mines are maintained so that they can be restarted with minimal effort. The Whirlwind, Energy Queen, Sage Plain Project have not operated in recent years. See “Mineral Projects - Whirlwind”, “Mineral Projects – Energy Queen” and “Mineral Projects – Sage Plain Project” below.

Henry Mountains

The Tony M mine commenced mining in 2007 and continued through March 2009, at which time the mine was placed on standby, due to market conditions. During that period ore that was mined was shipped to the White Mesa Mill, as well as ore from historic stockpiles at the site.

The mine remains on care and maintenance at this time.

Arizona Strip

Mining of the Company’s Arizona 1 mine commenced in December 2009, and is expected to continue through mid calendar 2013. Mining at the Company’s Pinenut Mine is expected to commence in the first quarter of calendar 2013. Development at the Canyon Mine is expected to continue through FY 2013.

Daneros

The first loads of ore from the Daneros Mine were delivered to the White Mesa Mill in December 2009, and a toll milling campaign was conducted in the second half of 2010. The Daneros Mine is now operated by Energy Fuels, and ore from the mine was delivered to the White Mesa Mill, until the mine was placed on standby in October 2012.

The following table shows ore production from the Company’s mines from 2007 to September 30, 2012.

Mine	June 30 to Sept 30, 2012(1)	Jan 1 to June 29, 2012(1)	2011(1)	2010(1)	2009(1)	2008(1)	2007(1)
Beaver (2)
Tons	11,412	23,809	48,176	42,941	33,701	729	-
% U3 O8	0.23	0.23	0.23%	0.21%	0.18%	0.26%	-
% V2 O5	1.22	1.22	1.22%	1.11%	0.97%	1.41%	-
Pandora
Tons	7,671	20,896	41,254	48,099	79,750	52,623	32,444
% U3 O8	0.21	0.21	0.22%	0.21%	0.23%	0.23%	0.25%
% V2 O5	1.18	1.18	1.18%	1.15%	1.23%	1.22%	1.34%
Rim
Tons	-	-	-	-	3,475	2,238	-
% U3 O8	-	-	-	-	0.07%	0.04%	-
% V2 O5	-	-	-	-	0.70%	0.40%	-
Sunday/St. Jude
Tons	-	-	-	-	16,073	27,497	10,879
% U3 O8	-	-	-	-	0.18%	0.19%	0.16%
% V2 O5	-	-	-	-	0.97%	1.04%	0.86%
Topaz
Tons	-	-	-	-	1,506	9,707	7,753
% U3 O8	-	-	-	-	0.09%	0.13%	0.16%
% V2 O5	-	-	-	-	0.48%	0.70%	0.86%
West Sunday
Tons	-	-	-	-	26,132	30,121	16,526
% U3 O8	-	-	-	-	0.18%	0.21%	0.17%
% V2 O5	-	-	-	-	0.97%	1.13%	0.92%
Tony M
Tons	-	-	-	-		87,421	9,368
% U3 O8	-	-	-	-		0.15%	0.10%
Tony M stockpile							-
Tons	-	-	-	-	29,737	64,755	-
% U3 O8	-	-	-	-	0.11%	0.11%
Arizona 1
Tons	7,068	18,090	39,900	21,500	-	-	-
% U3 O8	0.511%	0.658%	0.66%	0.56%	-	-	-
Daneros
Tons	13,608(2)	25,930	34,368	46,150	-	-	-
% U3 O8	0.275%	0.272%	0.28%	0.31%	-	-	-

Notes:

(1)	Production from all mines since June 30, 2012, has been for the account of Energy Fuels. All other production has been for the account of the previous owner, Denison Mines Corp.
(2)	Includes production from June 30, 2012 through October 17, 2012, the date the mine was placed on standby.

No mineral reserve or resource estimates have been prepared in accordance with NI 43-101 for any of the following mines: Beaver, Pandora, Rim, Sunday/St. Jude, Topaz or West Sunday. The uranium grades shown above are based on probe grades taken when the ore arrives at the White Mesa Mill. The vanadium grades are based on historical uranium/vanadium ratios.

Ore Purchase and Toll Milling

In July 2007, an ore purchase program was initiated to provide additional mill feed for the White Mesa Mill. The Company has continued this program. A schedule listing the price to be paid per ton is available from the Company. The Company adjusts the buying schedule periodically in response to changing factors such as uranium and vanadium prices, milling cost and uranium and vanadium recoveries.

The Mill received 2,423 tons in 2008 at an average grade of 0.19% U3O8 and 1.0% V2O5. In 2009, a total of 9,077 tons were received at an average grade of 0.32% U3O8 and 0.66% V2O5 from 11 different mines. 110 tons of ore were received under the ore purchase program in 2010, and 589 tons were received in 2011. 1,602 tons of ore were received under this program in FY-2012, with the ore lots closed out and paid for in October 2012, at an average grade of 0.265% U3O8.

Mineral Exploration

Energy Fuels holds a number of exploration properties in the Colorado Plateau, White Canyon, and Arizona Strip Districts. Exploration drilling has been conducted in the Colorado Plateau District in recent years, with the majority of the work directed toward brown fields drilling to extend active mining areas.

Energy Fuels has conducted intermittent exploration drilling on 14 different projects in the period from February 2007 through September 2012. The projects include: the Whirlwind Mine; Energy Queen Mine, the Torbyn property (on Tenderfoot Mesa); the Farmer Girl property; HC claims and DOE Lease C-G-26 (on Calamity Mesa) – New Verde Mine; DOE Lease C-DM-24 and the Henry claims (on Club Mesa); Willhunt claims (now contiguous with the Sunday Mines Complex); the Luke claims (abandoned); the DOC claims (abandoned); the MCT claims (abandoned); the MO claims (abandoned); Bush Canyon (abandoned); the Sage Plain Project (includes drilling on the Sage claims, Calliham lease, Crain lease, and Skidmore lease); and Hop Creek (abandoned). In addition, Denison performed exploration drilling on a number of the properties in the US Mining Division.

In 2013, exploration drilling is planned to continue in the La Sal trend, and monitor wells will be drilled at the Sunday Mines Complex, which will yield useable exploration information.

In the Arizona Strip District, Energy Fuels holds 100% interest in several claims blocks, all of which host confirmed breccia pipes features. Mineralization has been encountered in past drilling on a number of these features, and additional deep drilling is required to confirm mineral resources. Energy Fuels plans to drill six deep exploration holes in the future, to confirm a known discovery and to support mineral resource estimation, on a breccia pipe known as DB-1, although no drilling is planned for FY-2013. See “Mineral Projects – Non-Material Mineral Properties – Exploration Properties” below.

Other Projects

In addition to the foregoing, the Company has conducted operations in the following two projects:

Sheep Mountain Project:

The Company is permitting the Sheep Mountain Project, an underground and open pit uranium mine located in Wyoming, that is proposed to be operated as a heap leach facility. In FY-2012, the Company submitted a revised Plan of Operations (“PO”) to the BLM with minor changes to the original one submitted in 2011. The 2011 submittal began the BLM’s Environmental Impact Statement (“EIS”) process. The Company is also preparing the license application to the NRC and an amendment to the Wyoming mine permit, both of which the Company expects to submit by the end of calendar year 2013.

On March 1, 2012, Energy Fuels announced the 2012 PFS for the Sheep Mountain Project which reported the Probable Mineral Reserve at 18.4 million lbs. U3O8 contained in 7.5 million tons at an average grade of 0.123% eU3O8. On April 13, 2012, the PFS was posted on SEDAR. Total Indicated Resource is 12.9 million tons containing 30.3 million lbs. of U3O8 at an average grade of 0.117% eU3O8, which includes the Probable Mineral Reserve number described above.

The Company is conducting care and maintenance activities on the Sheep Mountain Project site and collecting baseline data. See “Mineral Projects – Sheep Mountain Project” below.

Piñon Ridge Mill:

The Company is permitting the proposed Piñon Ridge uranium and vanadium mill located in the Paradox Valley of Colorado. This proposed 500 tpd mineral processing facility would be the first uranium mill constructed in the U.S. in over 30 years. In FY-2012, the Company assisted the State of Colorado in defending a legal challenge to the Piñon Ridge License (which was granted in March 2011) from nongovernmental organizations. In June 2012, a court ruled in favor of the State and Company on the ten substantive environmental, health and safety claims. However, the court also set aside the Piñon Ridge License pending the completion of an administrative hearing (which occurred in November 2012).

The Company is conducting care and maintenance activities on the Piñon Ridge Mill site “Mineral Projects – Piñon Ridge Mill” below.

MINERAL PROJECTS

Richard White, CPG#08792, the Company’s Director of Exploration and Technical Services, who is a “Qualified Person” in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, promulgated by the Canadian Securities Administrators (“NI 43-101”), and is responsible for the disclosure of scientific or technical information concerning mineral projects in this AIF.

Summary of Mineral Reserves and Resources

The following tables show the Company's estimate of Mineral Reserves and Mineral Resources as of September 30, 2012. NI 43-101 requires mining companies to disclose Mineral Reserves and Mineral Resources using the subcategories of Proven Mineral Reserves, Probable Mineral Reserves, Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. Energy Fuels reports Mineral Reserves and Mineral Resources separately.

Mineral Reserve Estimates -- Uranium

Deposit	Tons (,000)	Grade % U3 O8	Pounds of U3 O8 (,000)

Sheep Mountain –Congo Pit Probable Reserve	3,955	0.115	9,117
Sheep Mountain – Underground Probable Reserve	3,498	0.132	9,248
White Mesa - Ore Stockpile(1)	17	0.27	129
Total Mineral Reserves (Lbs.)			18,494

Mineral Resource Estimate --Uranium(2)(3)(4)

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources
	Tons	Grade	Lbs. eU3 O8	Tons	Grade	Lbs. eU3 O8	Tons	Grade	Lbs. eU3 O8
Energy Queen	136,870	0.29%	789,960	86,820	0.35%	605,925	67,780	0.27%	366,250
Whirlwind				169,129	0.30%	1,003,322	437,100	0.23%	2,000,000
Sage Plain	615,620	0.216%	2,656,958	27,351	0.323%	176,837	49,316	0.184%	181,275
Sheep Mountain(5)				12,895,000	0.117%	30,285,000
Henry Mountains				2,41,000	0.27%	12,800,000	1,610,000	0.25%	8,080,000
San Rafael				758,050	0.22%	3,404,600	453,850	0.205%	1,859,600
Arizona 1							46,402	0.64%	594,000
Canyon							82,800	0.98	1,629,000
Pinenut							95,000	0.54%	1,037,000
EZ Complex							224,200	0.47%	2,105,000
Daneros							155,724	0.212%	661,000
Other(6)	72,120	0.19%	275,200	85,520	0.21	366,920
Total Mineral Resources (Lbs.)			3,722,118			48,275,684			18,513,125

Mineral Resource Estimate – Vanadium(2)(3)(4)

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources
	Tons	Grade	Lbs. V2O5	Tons	Grade	Lbs. V2O5	Tons	Grade	Lbs. V2O5
Energy Queen	136,870	1.26%	3,446,690	86,820	1.49%	2,582,950	67,780	1.33%	1,804,460
Whirlwind				169,129	0.97%	3,293,338	437,100	0.72%	6,472,000
Sage Plain	615,620	1.36%	16,724,061	27,351	2.02%	1,105,228	49,136	1.89%	1,854,034
San Rafael				758,050	0.30%	4,595,600	453,850	0.28%	2,510,600
Other(6)	72,120	0.95%	1,375,990	85,520	1.01%	1,728,975
Total Mineral Resources (Lbs.)			21,546,741			13,306,091			12,641,094

Notes:

(1)

“White Mesa – Ore Stockpile” does not include stockpiled U3O8 which has been mined from deposits in the Colorado Plateau or White Canyon districts where no mineral reserve and mineral resource estimates have been prepared in accordance with NI 43-101.

(2)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(3)

The Measured and Indicated Mineral Resources were estimated at various block cut-off grades and 0.20% eU3O8 with a minimum thickness of 4 feet was selected as most reasonable for Henry Mountains - Bullfrog, a 0.10% eU3O8 with a minimum thickness of 2 feet for Henry Mountains Tony M.

(4)

The Inferred Mineral Resources were estimated at various block cut-off grades and 0.20% eU3O8 with a minimum thickness of 4 feet was selected as most reasonable for Henry Mountains – Bullfrog, 0.10% eU3O8 with a minimum thickness of 2 feet for Henry Mountains – Tony M, 0.20% eU3O8 for the Arizona Strip and EZ 1 and EZ 2,.

(5)	The Sheep Mountain Measured Mineral Resource includes Probable Mineral Reserves of 18,365,000 lbs. eU3O8 in 7,453,000 tons at a grade of 0.123%.
(6)	“Other” includes defined resources on the Willhunt, Torbyn and Farmer Girl exploration projects.

Except as stated below, the Mineral Reserve and Mineral Resource information shown above is as reported in the various technical reports prepared in accordance with NI 43-101 (the “Reports”) by Peter Geosciences, BRS Engineering, and Roscoe Postle Associates Inc. See “Mineral Projects – Henry Mountains Complex,” “Mineral Projects – Arizona Strip”, “Mineral Projects – White Canyon”, “Mineral Projects – Energy Queen”, “Mineral Projects – Whirlwind Mine”, “Mineral Projects – Sage Plain”, “Mineral Projects – San Rafael”, “Mineral Projects – Sheep Mountain,” and “Mineral Projects – Daneros.”

The White Mesa – Ore Stockpile consists of ore mined from the Arizona 1 Mine and was prepared from mill feed and mine production data. Mineral Reserve and Resource information in the Reports has been adjusted to reflect ore mined into Ore Stockpile and updated, in the case of Arizona 1, Pinenut and Canyon Mines, by Company personnel.

The reconciliations shown below detail the changes from the Company’s Mineral Reserve and Mineral Resource estimates reported as of September 30, 2012.

Reconciliation of Energy Fuels’ Uranium Mineral Reserves
(in thousands of pounds U3O8)

			FY-2012
	September 30,	FY-2012	Additions	September 30,
Reserves	2011	Throughput (1)	(Deletions) (2)	2012
Sheep Mountain –Congo Pit	9,117	--	--	9,117
Probable Reserve
Sheep Mountain – Underground	9,248	--	--	9,248
Probable Reserve
White Mesa – Ore Stockpile(3)	18,365 -	344	473	129
Total Reserves	18,365	344	473	18,494

Notes:

(1)	Corresponds to mill feed.
(2)	Additions or deletions of Reserves include ore mined to stockpile and adjustments provided from mining and milling results.
(3)

“White Mesa – Ore Stockpile” does not include stockpiled U3O8 or V2O5 which has been mined from deposits in the Colorado Plateau or White Canyon where no Mineral Reserve and Mineral Resource estimates have been prepared in accordance with NI 43-101.

Reconciliation of Energy Fuels’ Uranium Mineral Resources
(in thousands of pounds U3O8)

				FY-2012
		September 30,	FY-2012	Additions	September 30,
Project	Resources	2011	Mined	(Deletions) (1)	2012
Energy Queen
	Measured	789	0	0	789
	Indicated	605	0	0	605
	Inferred	366	0	0	366
Whirlwind
	Indicated	1,095	0	0	1,095
	Inferred	2,000	0	0	2,000
Sage Plain(2)
	Measured	0	0	2,657	2,657
	Indicated	0	0	176	176
	Inferred	0	0	181	181
Sheep Mountain
	Indicated	30,285	0	0	30,285
San Rafael
	Indicated	3,405	0	0	3,405
	Inferred	1,860	0	0	1,860
Henry Mountains (3)
	Indicated	0	0	12,800	12,800
	Inferred	0	0	8,080	8,080
Daneros
	Inferred	0	75(4)	736(4)	661
Arizona Strip – Arizona 1(6)
	Inferred	0	72	591	594
Arizona Strip – Canyon
	Inferred	0	0	1,629	1,629
Arizona Strip – Pinenut
	Inferred	0	0	1,037	1,037
EZ Complex
	Inferred	0	0	2,105	2,105
Other(5)
	Measured	275	0	0	275
	Indicated	367	0	0	367

Notes:

(1)	Additions or deletions of Mineral Resources include acquisitions, dispositions, reassessment of geological data and new or updated technical reports.
(2)

The Sage Plain project is held by Colorado Plateau Partners LLC, which, as at September 30, 2011 and September 30, 2012 was a joint venture owned as to 50% by a subsidiary of the Company and as to 50% by a subsidiary of Aldershot Resources Ltd. On October 1, 2012, the Company acquired Aldershot’s 50% interest in CPP, thereby acquiring 100% of the Mineral Resources. See “Mineral Projects – Sage Plain Project.”

(3)	Henry Mountains –includes the Bullfrog (Indian Bench and Copper Bench deposits) and Tony M (Southwest and Tony M deposits). See “Mineral Projects – Henry Mountains Complex.”
(4)

The addition of Resources for Daneros is the NI 43-101 estimate of 824,100 lbs., net of an adjustment of 88,000 lbs. determined to have been mined by Denison and WCUL in 2010 and 2011 that was not accounted for in the NI 43-101 estimate. The 75,000 lbs. in the FY - 2012 Mined column includes lbs. that were mined between September 30, 2012 and October 17, 2012, when the Company placed the Daneros Mine on standby.

(5)	“Other” includes defined resources on the Willhunt, Torbyn and Farmer Girl exploration projects.
(6)

The resources shown in the column “FY-2012 Additions/(Deletions)” represents the resources shown for the Arizona 1 Mine in the Arizona 1, Canyon, and Pinenut Technical Report, less the number of lbs. mined between January 1, 2012 (the effective date of the report) and June 29, 2012 The FY-2012 resource identified in the “FY-2012 Mined” column represents all of the ore that was mined and received at the

White Mesa Mill between June 29, 2012 and September 30, 2012, which includes some incremental resources which have been encountered and mined, but were not a part of the technical report model. The number in the “September 30, 2012” column represents the remaining resource at September 30, 2012 that was part of the technical report, not all of which may be minable under current market conditions.

Reconciliation of Energy Fuels’ Vanadium Mineral Resources
(in thousands of pounds V2O5)

				FY-2012
		September 30,	FY-2012	Additions/	September 30,
Project	Resources	2011	Mined	(Deletions) (1)	2012
Energy Queen
	Measured	3,447	0	0	3,447
	Indicated	2,583	0	0	2,583
	Inferred	1,804	0	0	1,804
Whirlwind
	Indicated	3,598	0	0	3,598
	Inferred	6,472	0	0	6,472
Sage Plain(2)
	Measured	0	0	16,724	16,724
	Indicated	0	0	1,105	1,105
	Inferred	0	0	1,854	1,854
San Rafael
	Indicated	4,596	0	0	4,596
	Inferred	2,511	0	0	2,511
Other(3)
	Measured	1,376	0	0	1,376
	Indicated	1,729	0	0	1,729

Notes:

(1)	Additions or deletions of Mineral Resources include acquisitions, dispositions, reassessment of geological data and new or updated technical reports.
(2)

The Sage Plain project is held by Colorado Plateau Partners LLC, which, as at September 30, 2011 and September 30, 2012 was a joint venture owned as to 50% by a subsidiary of the Company and as to 50% by a subsidiary of Aldershot Resources Ltd. On October 1, 2012, the Company acquired Aldershot’s 50% interest in CPP, thereby acquiring 100% of such Mineral Resources. See “Mineral Projects – Sage Plain Project.”

(3)	“Other” includes defined resources on the Willhunt, Torbyn and Farmer Girl exploration projects.

The Henry Mountains Complex

The Henry Mountains Complex is 100% owned by Energy Fuels, and is comprised of the Bullfrog property, hosting the Indian Bench and the Copper Bench deposits, and the Tony M property, hosting the Southwest deposit and the Tony M deposit and mine.

On June 27, 2012, Energy Fuels filed on the SEDAR website at www.sedar.com the technical report dated June 27, 2012 entitled “Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A.”, prepared by William E. Roscoe, Ph.D., P.Eng., Douglas H. Underhill, Ph.D., C.P.G. and Thomas C. Pool, P.E. of Roscoe Postle Associates Inc. (“RPA”) in accordance with NI 43-101 (the “Henry Mountains Technical Report”). This report provided current estimates for the Indian Bench, Copper Bench, Southwest and Tony M deposits.

Property Description and Location

The Henry Mountains Complex is a single contiguous property located in eastern Garfield County, Utah, 15 to 20 miles north of Bullfrog Basin Marina on Lake Powell and approximately 40 air miles south of the town of Hanksville, Utah. It is situated three miles west of Utah State Highway 276. The Henry Mountains Complex includes the Bullfrog property (which includes the Copper Bench and Indian Bench deposits) located to the north and the Tony M property located to the south (which includes the Southwest and Tony M deposits).

The Henry Mountains Complex is comprised of 202 unpatented BLM mining claims totaling approximately 3,665 acres and one 640 acre SITLA Lease. The surface rights are owned by the federal government and administered by the BLM, with the exception of the SITLA Lease which has associated State surface rights. Seventeen of the claims, comprising a portion of the Tony M property, are subject to an escalating annual advance minimum royalty based on the uranium spot price, and a 4% yellowcake royalty, less taxes and certain other deductions. There is also a vanadium production royalty which is a 2% gross royalty less certain deductions. The SITLA Lease has an annual rental of $640 and is subject to royalties set by the State of Utah including: an escalating annual advance minimum royalty based on the uranium spot price; a uranium royalty of 8% of gross value less certain deductions; and a vanadium royalty of 4% of gross value less certain deductions. However, the vanadium grade is too low to be economic at current or reasonably foreseeable market conditions.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Road access to the Henry Mountains Complex is by paved Highway 276, running between Hanksville and Bullfrog Basin Marina, Utah. A gravel road, maintained by Garfield County and extending west from Highway 276, provides access to the southern end of the property. An unimproved county road passes by the portal of the Tony M mine and extends northerly across the property. A network of unimproved, dirt exploration roads provide access over the property except for areas of rugged terrain. The Bullfrog Basin Marina airstrip is located approximately 15 miles south of the Henry Mountains Complex. The Henry Mountains Complex is located in a relatively remote area of Utah, and the infrastructure is limited. The distance to Energy Fuels’ White Mesa Mill is 117 miles.

The climate is distinctly arid, with average annual precipitation of approximately eight inches. Local records indicate the temperature ranges from a minimum of -10°F to a maximum of 110°F. The vegetation consists primarily of small plants, including some of the major varieties of blackbrush, sagebrush, and rabbit brush. A few small junipers are also present.

Relief over the combined Bullfrog and Tony M properties is about 2,250 feet. The elevation ranges from 4,550 feet above sea level at the portal of the Tony M mine, near the southern end of the property, to 6,800 feet above sea level over the northern end of the properties. The terrain is typical canyon lands topography, with some areas deeply dissected by gullies and headwalls of canyons and the rest consisting of gently sloping gravel benches covering the northern half of the properties.

History

The Bullfrog property was initially explored by Exxon Minerals Company (“Exxon”), while the Tony M property was explored and developed by Plateau Resources Inc. (“Plateau”), at that time a subsidiary of Consumers Power Company of Michigan.

Denison acquired the Bullfrog property when it purchased substantially all of the uranium producing assets of Energy Fuels Nuclear (“EFN”) in 1997. In February 2005, Denison acquired the Tony M property, thus bringing it under common ownership with the Bullfrog property. Energy Fuels acquired the Bullfrog and Tony M properties on June 29, 2012, when it acquired the US Mining Division from Denison.

Prior to 2005, all exploration, mine development, and related activities for the two properties were conducted independently. The Bullfrog and Tony M properties are therefore discussed separately, except where correlations and comparisons are made.

Bullfrog Property:
Exxon conducted reconnaissance in the area in 1974 and 1975, and then staked its first Bullfrog claims in 1975 and 1976. A first phase drilling program conducted in 1977 resulted in the discovery of what became known as the “Southwest” uranium deposit. Additional claims were subsequently staked and drilling was continued by Exxon. Several uranium and vanadium zones were discovered in the Southwest and Copper Bench and Indian Bench areas. With the declining uranium markets of the early 1980s, Exxon prepared a prefeasibility report and then discontinued development of the property.

From July 1982 to July 1983, 112 drill holes were completed by Atlas Minerals Corp., (“Atlas”) under a purchase option with Exxon, delineating the Southwest and Copper Bench deposits on approximately 100 foot centers. From July 1983 to March 1984, a core drilling program was completed throughout the Bullfrog property with 133 rotary drill holes to delineate the Indian Bench deposit on approximately 200 foot centers.

In late 1992, EFN purchased the Bullfrog property from Exxon and conducted a geologic review and internal economic analysis of the property. In 1997, Denison became the owner of the Bullfrog property, and Energy Fuels became owner of the Bullfrog property in June 2012.

Tony M Property:
Exploration drilling in the Shootaring Canyon area was initiated by Plateau during 1976 in the vicinity of outcropping uranium mineralization. In February 1977, drilling commenced in what was to become the Tony M mine. More than 2,000 rotary drill holes totalling about one million feet were drilled.

Development of the Tony M mine started in September 1977. By mid-1984, nearly 17 miles of underground workings had been developed in the Tony M mine. During development of the Tony M entryways and crosscuts, a total of 237,441 tons of material with an average grade of 0.121% U3O8 was extracted and stockpiled.

In 1989, 30 to 40 rotary holes were drilled to delineate zones of high grade uranium mineralization.

More recent mining activity is described under “Mineral Projects – Henry Mountains Complex – Mining Operations” below.

Geological Setting

The Henry Mountains Complex uranium deposits occur within the Salt Wash Member of the Morrison Formation, located within the Colorado Plateau. The Morrison Formation is a complex fluvial deposit of Late Jurassic age that occupies an area of approximately 600,000 square miles, including parts of 13 western states and small portions of three Canadian provinces, far to the north and east of the boundary of the Colorado Plateau.

The Bullfrog and Tony M deposits consist of two extensive elongate, tabular zones containing a large concentration of mineralization. Together the Southwest deposit of the Bullfrog property and the Tony M deposit extend for a distance of about three miles along a north-south trend and have a maximum width of about one-half mile. The larger Indian Bench and Copper Bench deposits within the Bullfrog property extend about 3.5 miles along a northwesterly trend.

Mineralization in the Bullfrog property deposits occurs over three stratigraphic zones of the Salt Wash Member of the Morrison Formation, while mineralization at the Tony M property occurs over four zones. The Southwest deposit (like most of the adjacent Tony M property) occurs in the lowermost 35 feet to 40 feet of the Salt Wash Member sandstone. Mineralization forming the Copper Bench and Indian Bench deposits occurs between about 60 feet and 100 feet above the base of the Salt Wash Member.

The depth below the surface to the base of the three deposits ranges from about 475 feet (Southwest deposit) to nearly 1,100 feet in both the Copper Bench and Indian Bench deposits.

Exploration

Surface drilling using rotary tricone technology, together with radiometric gamma logging, was the primary exploration method used to discover and delineate uranium on the Bullfrog and Tony M properties.

During development of the Tony M mine, Plateau also conducted an intensive mine geology program to collect detailed information on the occurrence of uranium, including its thickness, grade, and lateral extent. This was done through geological mapping, together with face and rib scanning, as well as gamma probing of short up and down holes extending to about eight feet. Probing was also done using long-hole drilling to test target zones up to about 150 feet from mine openings. The results of this program were recorded on a systematic set of cross sections through the Tony M mine developed at a scale of 10 feet to the inch. RPA did not have access to the detailed information collected underground in the Tony M mine.

Denison carried out no work on the Bullfrog and Tony M properties, with the exception of a review of available data and critical evaluation, until the end of 2005 when certain activities including underground reconnaissance and permitting were initiated. See “Operations – U.S. Mines – Henry Mountains Complex” above.

Mineralization

The uranium/vanadium mineralization in the Henry Mountains Complex is similar to ores observed elsewhere in the Colorado Plateau. It occurs as intragranular disseminations within the fluvial sand facies of the Salt Wash Member. It also forms coatings on sand grains and organic associated masses. Coffinite is the dominant primary uranium mineral in the mineralized horizons, with uraninite occurring in only trace amounts.

Vanadium occurs as montroseite (hydrous vanadium oxide) and vanadium chlorite in primary mineralized zones located below the water table, (i.e., the northern portion of the Tony M property). Above the water table to the south, vanadium chlorite is absent, while montroseite and a suite of secondary uranium/vanadium minerals are present.

Drilling

Bullfrog Property:
Most of the drilling done on the Southwest, Copper Bench, and Indian Bench deposits on the Bullfrog property was conducted by rotary drilling using a tricone bit. Additional drilling was done to collect core samples.

The Indian Bench deposit is delineated by drilling on approximately 200 foot centers, while the Southwest and Copper Bench deposits were drilled on 100 foot centers. In some areas, the rugged terrain made access difficult, resulting in an irregular drill pattern. A total of 2,232 drill holes were completed on the Bullfrog property.

The mineralization is approximately horizontal on the Bullfrog property, so vertical holes provide a reliable estimate of the thickness of the deposits.

Tony M Property:
In February 1977, drilling commenced in what was to become the Tony M deposit. Plateau drilled more than 2,000 rotary drill holes totalling about 1.0 million feet. The holes were drilled using rotary tricone technology. The rugged terrain over much of the Tony M property made drilling access difficult, resulting in an irregular drill pattern. The drilling includes 24 core holes. The core holes provided samples of the mineralized zone for chemical and amenability testing and to determine geologic and engineering properties of the mineralized zone.

Sampling and Analysis

Bullfrog Property:
Downhole gamma logging of surface holes was done on the Bullfrog property. Standard logging suites included radiometric gamma, resistivity and self potential measurements, supplemented by neutron-neutron surveys for dry holes. Deviation surveys were conducted for most of the holes.

Assays of samples from core drilling were collected by company geologists and submitted to various commercial labs for analysis. Results of these analyses were compared to eU3O8 values from gamma logs to evaluate radiometric equilibrium, logging tool performance, and validity of gamma logging.

Metallurgical testing included leach amenability studies, settling, and filtration tests.

Mineral Resource estimates for the Bullfrog property are based on the eU3O8% gamma log conversion values used to identify the mineralized zone, its thickness and calculate an average grade. The procedures implemented to identify the minimum grade and cut-off GT product for Mineral Resource estimation are described below under the heading “Cut-Off Grade and Mining Considerations.”

Tony M Property:
The same suite of logging surveys and procedures as employed at the Bullfrog property were conducted for the Tony M property. Assays of samples from core drilling were collected and submitted for analysis. Confirmation assays of chemical U3O8% were completed on drill core samples for comparison and calibration with eU3O8% values from gamma logging.

Status of Chemical Equilibrium of Uranium

Bullfrog Property:
Exxon conducted analyses of samples from core drilling in the Southwest and Copper Bench deposits and found that the radioactive disequilibrium of potentially economic grade intercepts in cores, measured as the ratio of chemical U3O8% to log radiometric equivalent (eU3O8%), varied from 0.80 to 1.35 and averaged 1.06, close to the equilibrium value of 1.0. Other investigations had identified no significant disequilibrium problem.

Tony M Property:
Plateau conducted an extensive investigation of the state of chemical disequilibrium of uranium in the Tony M deposit. In 1989, a previous operator reported that an analysis of results from 1,763 samples, including 1,137 composite samples collected from buggies coming from the Tony M mine, was completed in 1983. Based on that analysis, it was concluded: (i) the state of disequilibrium varies from location to location within the deposit; (ii) with the exception of one small area in the southern part of the deposit, the equilibrium factor is positive; (iii) low grade material with less than 0.06% U3O8 is depleted in uranium; and (iv) higher grade material containing more than 0.06% U3O8 is enriched in uranium.

Roscoe Postle Associates Inc. (“RPA”) is of the opinion that based on the information available, the original gamma log data and subsequent conversion to eU3O8% values are reliable but slightly conservative estimates of the uranium U3O8% grade. Furthermore, there is no evidence that radiometric disequilibrium would be expected to negatively affect the uranium resource estimates of the Henry Mountains Complex.

Data Verification

Based on its review of the grade and thickness of uranium mineralization determined in the original gamma logs and a comparison with the computer generated GT composites, RPA is of the opinion that the original gamma log data and subsequent conversion to eU3O8 values are reliable. Furthermore, RPA reviewed the chemical analyses of core from diamond drill holes from the Bullfrog property and is of the opinion that the gamma logging results for the Bullfrog property provide a reliable, but conservative, estimate of the uranium content. The review suggests that the mineral resource estimate may underestimate the uranium content of the Bullfrog property by up to about 5%.

Security of Samples

Procedures followed during exploration were well documented and at the time followed best practices and standards of companies participating in uranium exploration and development. Onsite collection of the downhole gamma data and onsite data conversion limit the possibility of sample contamination or tampering.

Mineral Resource Estimation

In the Henry Mountains Technical Report, RPA audited the 1993 EFN mineral resource estimate of the Copper Bench and Indian Bench deposits on the Bullfrog property and the Southwest deposit on the Tony M property, accepted them as a current Mineral Resource estimate and classified them as Indicated Mineral Resources and Inferred Mineral Resources in accordance with CIM definitions.

The basis for this Mineral Resource estimation is the gamma logs from 1,801 rotary drill holes located on the Southwest, Copper Bench and Indian Bench deposits. This represents about 80% of the 2,232 total holes drilled on these deposits. A total of 81 core holes were drilled to recover samples for chemical and geologic analysis and to establish stratigraphic relationships. All of the drilling and analyses were conducted by past owners, prior to Energy Fuels’ tenure. See “Mineral Projects – Henry Mountains Complex – Drilling” above.

The grades of the mineralized zones were calculated on a polygonal block-by-block basis. The pounds of eU3O8 for each polygon were then tabulated along with the area and calculated volume for each block. The total number of tons and pounds of eU3O8 contained in the blocks were summed to provide a total inventory for each of the three deposits. Average grades for each deposit were estimated from the grades of the drill hole intersections used in the Mineral Resource estimate weighted by tonnage.

In the preparation of the Henry Mountains Technical Report, RPA audited the Mineral Resource estimates of the Tony M and Southwest deposits prepared by Denison using the contour method in 2008 and accepted them as a current Mineral Resource estimate, and has classified them as Indicated and Inferred Mineral Resources in accordance with CIM definitions.

The results of 1,671 drill holes were used to prepare the Mineral Resource estimates for the Tony M and the Southwest deposits. A total of 32 core holes were drilled to recover samples for chemical and geologic analysis and to establish a stratagraphic relationship. All of the drilling and analyses were conducted by past owners, prior to Energy Fuels’ tenure. See “Mineral Projects – Henry Mountains Complex – Drilling”above.

The following table lists the Mineral Resources by deposit for the entire Henry Mountains Complex.

Henry Mountains Complex Mineral Resource Estimates(1) (2) (3)

				Contained eU3 O8
Deposit	Category(1)	Tons (million)	Grade eU O (%)	(million pounds)
			3 8
Tony M (2)	Indicated	1.03	0.24	4.83
Southwest(2)	Indicated	0.66	0.25	3.30
Indian Bench(3)	Indicated	0.22	0.40	1.74
Copper Bench(3)	Indicated	0.50	0.29	2.93
Total		2.41	0.27	12.80

Tony M	Inferred	0.65	0.17	2.17
Southwest	Inferred	0.21	0.14	0.58
Indian Bench	Inferred	0.25	0.42	2.09
Copper Bench	Inferred	0.50	0.32	3.24
Total		1.61	0.25	8.08

Notes:

(1)	The Mineral Resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards.
(2)	The Tony M and Southwest Mineral Resources were estimated at a cut-off grade of 0.10% eU3O8 over a minimum thickness of 2 feet and a minimum GT of 0.2 feet-%.
(3)

The Indian Bench and Copper Bench Mineral Resources were estimated at a cut -off grade of 0.20% eU3O8, a minimum thickness of 4 feet and a minimum GT of 0.8 feet-% that does not include any intervals with less than a 0.5 foot intercept of 0.08% U3O8.

Cut-Off Grade and Mining Considerations

The selection of a 0.20% eU3O8 cut-off for the Copper Bench and Indian Bench was made by RPA based on evaluations of current mining and processing costs made by both Denison and other operators in the region.

The 0.20% eU3O8 cut-off maximizes the tonnage of higher grade mineralization while maintaining strong positive value. Based on the extensive review of the drilling, RPA notes that lowering the cut-off criteria will increase total tonnage by increasing the number of drill hole intercepts meeting the cut-off, while also increasing the apparent continuity of mineralization between adjacent drill holes.

For the Tony M and Southwest deposits, Energy Fuels established minimum grade, thickness and GT parameters based on conventional Colorado Plateau mining practices and recent operating costs at the Tony M mine.

As an initial step for compositing the drill hole assays, minimum grades of 0.10%, 0.08%, 0.05% and 0.03% eU3O8 were used over a minimum thickness of two feet, with a two foot minimum for exclusion of waste intervals. This resulted in minimum GT values of 0.20 feet-%, 0.16 feet-%, 0.10 feet-% and 0.06 feet-%, respectively. The two-foot thicknesses are based on the mining technique of split shooting, which is commonly used in the Colorado Plateau District. For inclusion of blocks in the Mineral Resource estimate, Energy Fuels used a cut-off grade of 0.10% eU3O8.

Upon receipt of the initial exploration permit, the previous operator engaged Dynatec Mining Corporation (“Dynatec”) as its mine contractor for the Tony M operation. In May 2007, Dynatec began limited rehabilitation work on the existing Tony M workings.

Permitting

The original Tony M mine permit was allowed to lapse. Subsequently, the previous operator filed for exploration permits with UDOGM and the BLM. These permits were granted by UDOGM and the BLM on December 2, 2005 and March 6, 2006, respectively, which enabled the previous operator to regain access, inspect and begin rehabilitation of the Tony M underground workings. The previous operator also began the permitting process for a mine permit for the Henry Mountains Complex, including the Tony M mine. The permit application was submitted in November 2006 and a Record of Decision (“RoD”) and approved Plan of Operations (“PO”) was received in September 2007.

The PO was challenged by the Center for Water Advocacy and the Utah Chapter of the Sierra Club, which requested a Utah State BLM Director Review and a stay of the decision approving the Final PO for the Tony M mine. On November 21, 2007, the BLM State Director issued a decision vacating the previously issued permit and remanded the case to the Field Office in order that the Environmental Assessment (“EA”) for the Tony M Mine PO could be amended and a new RoD issued. As a result of this decision to vacate and renew, the request for stay was considered moot. The new decision was issued by the BLM on November 23, 2007 approving the PO for the mine. The new decision was once again appealed by the Center for Water Advocacy and the Utah Chapter of the Sierra Club. The Utah State Director issued a decision denying the appeal and upholding the PO on February 19, 2008.

The Phase 2 PO has been filed with the BLM and UDOGM. The Phase 2 activities will include addition of ventilation shafts, upgrading of the shaft and site access road, installation of a production shaft and expansion of the mine water evaporation reservoir. The Phase 2 permitting efforts continue with the BLM and UDOGM.

Mining Operations

With the receipt of the operating permit in September 2007, Dynatec shifted from rehabilitation work to mining of the Tony M deposit. As of the end of 2007, 9,368 tons of ore grading 0.10% U3O8 had been shipped to the White Mesa Mill from the Tony M mine. The reason for the initial low grade was that it was related to development work to access the higher grade deposits.

In addition to re-opening the mine, the previous operator also constructed a number of surface facilities including a power generation station, compressor station, fuel storage facilities, maintenance building, offices and dry storage. An evaporation pond, which was originally constructed when the Tony M mine was in operation in the 1980’s, and which is used for storage and evaporation of mine water, was reconstructed to allow for dewatering of the mine. All surface facilities are well-maintained and in good condition.

In 2008, 87,421 tons grading 0.15% U3O8 were shipped to the White Mesa Mill, as well as 64,755 tons of ore from the historic stockpiles, grading 0.11% U3O8. In November 2008, the previous operator announced that operations at the Tony M mine were being placed on temporary standby due to high operating costs and the weakening of the uranium spot price. Shipping of ore from the historic stockpiles continued after the mine was placed on standby.

In March 2009, shipping of the historic ore stockpile to the White Mesa Mill was completed with 29,737 tons of ore grading 0.11% U3O8, shipped. The vanadium grades are too low to be recovered under the current market conditions.

The mine remains on care and maintenance.

The Arizona Strip

On June 29, 2012, Energy Fuels filed, on the SEDAR website at www.sedar.com the “Technical Report on the Arizona Strip Uranium Project, Arizona, U.S.A.”, prepared by Thomas C. Pool, P.E and David A. Ross, M.Sc., P.Geo. of RPA in accordance with NI 43-101 (the “Arizona 1, Canyon, and Pinenut Technical Report”). Unless otherwise stated, the following description of the Arizona 1 Mine, Canyon Mine, and Pinenut Mine are derived from the Arizona 1, Canyon, and Pinenut Technical Report. The author of the Arizona 1, Canyon, and Pinenut Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

On June 29, 2012, Energy Fuels filed, on the SEDAR website at www.sedar.com the “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.”, prepared by David A. Ross, M.Sc., P.Geo. and Christopher Moreton, Ph.D, P.Geo. of RPA in accordance with NI 43-101 (the “EZ1 and EZ2 Technical Report”). Unless otherwise stated, the following description of the EZ Complex is derived from the EZ1 and EZ2 Technical Report. The author of the EZ1 and EZ2 Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

Energy Fuels has a 100% interest in eight breccia pipe uranium deposits in the Arizona Strip District of northwestern Arizona, being: Arizona 1, Canyon, Pinenut, EZ 1, EZ 2, WHAT, DB 1, and Kanab North. The EZ 1, EZ 2, WHAT, DB 1 and a fifth deposit, Moonshine Springs, were acquired by Denison from Pathfinder Mines Corp. (“Pathfinder”) in 2007. Moonshine Springs is a sandstone hosted deposit near the surface, gradually becoming deeper toward the north.

The Arizona Strip is an area largely bounded on the north by the Arizona/Utah state line; on the east by the Colorado River and Marble Canyon; on the west by the Grand Wash Cliffs; and on the south by a midpoint between the city of Flagstaff and the Grand Canyon. The area encompasses approximately 13,000 square miles.

Since 1980, when mine development first began at the Hack Canyon II mine, the Arizona Strip has produced in excess of 19 million pounds of uranium from seven mines. Of these mines, Hack Canyon I, II, and III, Pigeon and Hermit are depleted and have been reclaimed.

Ore from the Arizona Strip mines is hauled by truck from the mine sites to the White Mesa Mill. The Arizona 1 and Pinenut Mines are approximately 307 road miles, and the Canyon Mine is 325 road miles from the mill.

The Arizona Strip mines are held by Energy Fuels on unpatented claims located on land managed by the BLM and U.S. Forest Service (“USFS”), except for the Moonshine Springs deposit, which is held by a combination of mineral claims and a mineral lease. There is a 3.5% yellowcake royalty on the Canyon property.

Mining operations began at Arizona 1 in late 2009. At Pinenut, mine development activities began in late 2010. See “Operations – Mines – Arizona Strip”. At Canyon, all surface facilities for shaft sinking are in place, and Energy Fuels is currently proceeding with development of the mine. Shaft sinking is expected to begin by January 2013. Kanab North, mined previously, is reported to have only minor quantities of mineralized material remaining in place and is not included in the mineral resource estimates in the Arizona Strip Technical Report. The EZ Complex is currently in the permitting process. The DB 1 and Moonshine Springs properties have no development on site or plans for permitting at this time.

Property Description and Location

Prior to its bankruptcy in 1995, EFN located and developed to various stages, numerous uranium mineralized breccia pipe structures in northwestern Arizona, between Utah and the Grand Canyon, an area termed the “Arizona Strip.” Most of Energy Fuels’ breccia pipes are between the town of Fredonia, on the Arizona-Utah state line, and Grand Canyon National Park. These include the Pinenut, Arizona 1 and EZ Complex properties. One deposit, Canyon, is located south of the National Park.

Arizona 1 is located in Mojave County, Arizona, about 45 miles southwest from Fredonia, Arizona by unsurfaced road. Energy Fuels’ property position consists of 10 unpatented mining claims covering approximately 207 acres.

Pinenut consists of 10 unpatented mining claims encompassing 207 acres. It is located 45 miles south of Fredonia in Mojave County, Arizona and is accessible via an unsurfaced road.

The Canyon project is in north central Arizona, 153 miles north of Phoenix and six miles south of Tusayan, Arizona in the Kaibab National Forest, Coconino County and is accessible by an unsurfaced road. The Canyon site consists of nine unpatented mining claims encompassing approximately 186 acres. There is a 3.5% yellowcake royalty on the Canyon property.

The EZ Complex is also located in Mohave County, Arizona, about 30 miles southwest of Fredonia, Arizona. The EZ Complex is comprised of 12 unpatented mining claims covering approximately 248 acres. There is a 1.0% yellowcake royalty on the EZ Complex properties.

Accessibility, Local Resources, Physiography and Infrastructure

Climate in northern Arizona is semi-arid, with cold winters and hot summers. January temperatures range from about 7° F to 57° F and July temperatures range from 52° F to 97° F. Annual precipitation, mostly in the form of rain but some snow, is about 12 inches. Vegetation on the plateaus is primarily open piñon juniper woodland and shrubs. Mining operations can be conducted on a year around basis.

The region north of the Grand Canyon is very sparsely populated. Due to the inaccessibility and low population, infrastructure is not well developed. The nearest commercial centers to the Fredonia area are the towns of St. George and Cedar City, Utah, both approximately 88 miles to the northwest by road. The White Mesa Mill is approximately 275 miles by road from Fredonia and about 325 miles by road from the Canyon Mine.

History

Uranium exploration and mining of breccia pipe uranium deposits started in 1951 when a geologist employed by the U.S. Geological Survey noted uranium ore on the dump of an old copper prospect on the South Rim of the Grand Canyon of Northern Arizona. The prospect was inside the Grand Canyon National Park, but on fee land that predated the park. A mining firm acquired the prospect and then mined a significant high grade uranium deposit, the Orphan Mine. By the time mining ended in the early 1960s, 4.26 million pounds of U3O8 and some minor amounts of copper and silver had been produced.

After the discovery of the first deposit in the 1950s, an extensive search for other deposits was made by the government and industry, but only a few low grade prospects were found. Exploration started again in the early 1970s. In the mid 1970s, Western Nuclear Inc. (“Western Nuclear”) acquired the Hack Canyon prospect located about 25 miles north of the Grand Canyon and found high grade uranium mineralization offsetting an old shallow copper/uranium site. In the next few years, a second deposit was found approximately one mile away.

EFN acquired the Hack Canyon property from Western Nuclear in December 1980. Development started promptly, and the Hack Canyon mine was in production by the end of 1981.

The Kanab North deposit was discovered in 1981, but development did not begin until late 1984. Kanab North was fully developed in 1988 and operated until December 1990 when it was placed on standby. Production totalled about 2.8 million pounds of U3O8 at an average grade of just over 0.50% U3O8. Some minor quantity of mineralized material remains.

EFN explored the Arizona 1 pipe with a total of 253 drill holes, including: 18 core holes from underground drill stations with a total footage of 6,122 feet; 17 rotary holes from surface with a total footage of 25,289 feet; and 218 long holes from underground drill stations with a total footage of 36,189 feet. Mine development of the Arizona 1 ore body began in 1990 but was suspended in 1992, with the shaft at a depth of 1,254 feet.

The Canyon deposit is located on mining claims that EFN acquired in 1982. Drilling completed by EFN in 1983 identified a significant deposit. EFN drilled an additional 36 holes from May 1983 through April 1985 to delineate the uranium mineralization and to determine placement of the mine shaft and water supply well. Additional drilling of six holes was completed in 1994. Development of the site was discontinued as a result of low uranium prices.

The Pinenut mine was developed in 1989, but saw only minor production, approximately 0.5 million pounds U3O8 at an average grade of 1.02% U3O8, and was then placed on standby.

The EZ Complex was drilled in the 1980s by Pathfinder. Pathfinder drilled 81 holes for a total of 139,118 feet. Pathfinder entered into a joint venture with EFN and prepared mineral resource estimates for the two deposits in 1988. At the time of International Uranium Corporation’s (“IUC”) acquisition of EFN’s mining properties in 1997, the EFN/Pathfinder joint venture was terminated and control of the EZ 1 and EZ 2 projects reverted back to Pathfinder. Denison acquired the EZ 1 and EZ 2 projects from Pathfinder in 2007. Those projects were acquired by the Company in June 2012 when it acquired the US Mining Division.

EFN identified and investigated more than 4,000 circular features in northern Arizona. Some 110 of the most prospective features were explored by deep drilling, and approximately 50% of those drilled were shown to contain uranium mineralization. Ultimately, nine deposits were deemed worthy of development. Total mine production from the EFN breccia pipes from 1980 through 1991 was approximately 19.1 million pounds U3O8 at an average grade of just over 0.60% U3O8.

Most of the EFN assets were acquired by Denison’s predecessor IUC in 1997 and by the Company in June 2012 upon acquisition of the US Mining Division. Since that time, Denison and then Energy Fuels has maintained ownership of the Kanab North, Pinenut, Arizona 1, and Canyon deposits. All other EFN breccia pipe prospects were dropped by Denison. In addition to the EFN breccia pipe deposits, Denison acquired four additional breccia pipe deposits (EZ 1, EZ 2, WHAT and DB 1) and one sandstone type deposit (Moonshine Springs) from Pathfinder, all of which were acquired by Energy Fuels as part of the US Mining Division.

Geological Setting

Parts of two distinct physiographic provinces are found within Arizona: the Basin and Range province in the southern and western edge of the state, and the Colorado Plateau province in most of northern and central Arizona. The Arizona Strip lies within the Colorado Plateau province.

Surface exposures within the Arizona Strip reveal sedimentary and volcanic rocks ranging in age from upper Paleozoic to Quaternary; the area is largely underlain by Mississippian through Triassic sedimentary rocks. However, exposed within the Grand Canyon are older rocks reaching Precambrian in age.

Arizona 1, in common with all other breccia pipes within the Arizona Strip, was believed by EFN to have had its origin as a solution collapse of the Redwall Limestone. This collapse worked its way upward through the overlying formations where the throat diameter is on the order of 200 feet to 300 feet. Vertical displacement in the throat averages about 175 feet. Uranium mineralization is distributed irregularly over a depth interval of approximately 650 feet mainly at the level of the Hermit Shale formation to a maximum depth of some 1,400 feet from surface.

At the Canyon deposit, the surface expression of the pipe is a broad shallow depression in the Permian Kaibab Formation. The pipe is essentially vertical with an average diameter of less than 200 feet, but it is considerably narrower through the Coconino and Hermit horizons (80 feet). The cross sectional area is probably between 20,000 and 25,000 square feet. The deposit extends for at least 2,300 feet from the Toroweap limestone to the upper Redwall horizons. The ultimate depth of the deposit is unknown at this time.

Mineralization extends vertically both inside and outside the Canyon deposit over about 1,700 vertical feet, but ore grade mineralization has been found mainly in the Coconino, Hermit, and Esplanade horizons and at the margins of the deposit in fracture zones. Sulphide zones are found scattered throughout the deposit but are especially concentrated (sulphide cap) near the Toroweap Coconino contact, where the cap averages 20 feet thick and consists of pyrite and bravoite, an iron-nickel sulphide. The ore assemblage consists of uranium-pyrite-hematite with massive copper sulphide mineralization common in and near the ore zone. The strongest mineralization appears to occur in the lower Hermit-upper Esplanade horizons in an annular fracture zone.

Uranium mineralization in the EZ 1 and EZ 2 deposits is located primarily in the Coconino and Hermit horizons.

Deposit Types

Paleozoic sedimentary rocks of northern Arizona are host to thousands of breccia pipes. These deposits are known to extend from the Mississippian Redwall Limestone to the Triassic Chinle Formation, which makes about 4,000 feet of section. However, because of erosion and other factors, no single deposit has been observed cutting through the entire section. No deposit is known to occur above the Chinle Formation or below the Redwall Limestone.

Breccia pipes within the Arizona Strip are vertical or near vertical, circular to elliptical bodies of broken rock. Broken rock is comprised of slabs and rotated angular blocks and fragments of surrounding and stratigraphically higher formations. Hence, many geologists consider these deposits to have been formed by solution collapse of underlying calcareous rocks, such as the Redwall Limestone. Surrounding the blocks and slabs making up the breccia is a matrix of fine material comprised of surrounding and overlying rock from various formations. The matrix has been cemented by silicification and calcification for the most part.

Breccia pipes are comprised of three interrelated features: a basinal or structurally shallow depression at surface (designated by some as a collapse cone); a breccia pipe which underlies the structural depression; and annular fracture rings which occur outside of, but at the margin of the pipes. Annular fracture rings are commonly, but not always, mineralized. The structural depression may range in diameter up to 0.5 miles or more, whereas breccia pipe diameters range up to about 600 feet; the normal range is 200 feet to 300 feet.

Mineralized breccia pipes found to date appear to occur in clusters or trends. Spacing between breccia pipes ranges from hundreds of feet within a cluster to several miles within a trend. Pipe location may have been controlled by deep seated faults, but karstification of the Redwall Limestone in Mississippian and Permian times is considered to have initiated formation of the numerous and widespread breccia pipes in the region.

Exploration

Denison did not carry out any exploration on the properties since the acquisitions in 1997 and 2007, respectively, nor has the Company to date.

Mineralization

In the breccia pipe deposits, uranium occurs largely as blebs, streaks, small veins, and fine disseminations of uraninite/pitchblende. Mineralization is mainly confined to matrix material, but may extend into clasts and larger breccia fragments, particularly where these fragments are of Coconino sandstone. In addition to uranium, an extensive suite of elements is reported to be anomalously concentrated in mineralized rock within breccia pipes throughout northern Arizona. Within many pipes, there is a definite mineralogical zoning in and around the uranium ore body.

The breccia pipes are surrounded by bleached zones, particularly notable in the Hermit Formation where unaltered red sediments contrast sharply with grey-green bleached material. Both age dating and disequilibrium determinations indicate that remobilization of uranium has occurred. Uranium concentrations in the upper levels of a deposit tend to be in equilibrium, but with depth disequilibrium in the ore bodies increases in favour of the chemical assays.

Uranium mineralization within Arizona 1 extends significantly in the vertical dimension. Continuous drill hole intersections of several tens of feet with grades exceeding 1.00% U3O8 or more are notuncommon. The maximum continuous surface drill hole intersection was 92.5 feet at an average grade of 1.55% U3O8. On average, the 12 drill holes from surface which had intersected uranium mineralization recorded 75 feet of 0.62% U3O8.

Uranium mineralization at Canyon is concentrated in three stratigraphic levels: Coconino, Hermit/Esplanade, and a lower zone. Mineralization extends vertically from a depth of 600 feet to over 2,100 feet. Intercepts range widely up to several tens of feet with grades in excess of 1.00% U3O8. Twenty-two drill holes from surface encountered uranium mineralization averaging 100 feet of 0.45% U3O8.

Uranium mineralization in EZ 1 occurs at two distinct vertical intervals. The Upper zone is contained within a 400-foot interval 1,170 to 1,560 feet below surface and at its widest point has a diameter of approximately 183 feet. The Lower zone is at a depth of 1,812 to 2,143 feet and at its widest point has a diameter of 45 feet. At EZ 2, the mineralization occurs in three distinct zones: an Upper, Middle and Lower zone. The larger Upper zone is mushroom shaped and is approximately 300 feet wide at its widest point and occurs from 952 feet to 1,153 feet below surface. The Middle zone is made up of two central deposits surrounded by multiple ring deposits. The Middle zone array of deposits occurs between depths of 1,194 to 1,356 feet. The Lower zone also is a mushroom shaped deposit from 1,417 to 1,512 feet.

Drilling

Shallow drilling was often conducted to locate the centre of the collapse feature as a guide to the throat of the underlying breccia pipe. The basic tool for exploring breccia pipes in northern Arizona is deep rotary drilling supplemented by core drilling, to a depth of 2,000 feet or more from surface. Prospective pipes were usually first tested with three drill holes. If no mineralization was present, the effort was abandoned.

Exploration drilling of breccia pipes is a difficult process. Substantial depths, approximately 2,000 feet, small targets, approximately 200 feet in diameter, and non-homogeneous rock formations combine to limit the accuracy of the drilling process. The presence of cavernous and brecciated sediments near the present land surface can result in loss of circulation of drilling fluid; as a result, much drilling is conducted “blind.” Periodic “spot cores” are taken to determine whether or not holes are within the target structure or have drifted away from the pipe. Indeed, most pipes cannot be completely drilled out from the surface due to deviation from desired targets. All drill holes are surveyed for deviation and logged with gamma logging equipment.

If surface drilling provides sufficient encouragement that a mine can be developed, on that basis a vertical shaft is sunk or drilled to its ultimate depth and underground drill stations are established at various levels to provide platforms for further exploration and delineation drilling. Drilling from underground stations typically utilizes large bore percussion drills. The resulting drill holes, out to as much as approximately 200 feet or so, are then gamma logged and surveyed as a supplement to surface drilling.

Sampling Method and Approach

All the historical drill holes on Energy Fuels’ Arizona Strip breccia pipe properties were gamma logged and surveyed for deviation. These data provide the basic building blocks from which quantities of mineralized material are estimated. Core holes were drilled to supplement this data, to provide information for determination of disequilibrium, and to accommodate material for metallurgical testing. This process was consistent with industry standards at the time and the work carried out by EFN is judged by RPA to have been of superior quality.

All of the basic data for calculation of quantities and grades of mineralized material for the Arizona 1, Pinenut, Canyon, and EZ1 and EZ2 deposits was derived directly by gamma log interpretation. Numerous checks were completed on this data by means of chemical assays, closed-can assays, and various beta gamma analyses.

Sample Preparation, Analyses and Protocols

Industry standards for uranium exploration in the western United States are based almost completely on the gamma logging process with a number of checks, including: (i) frequent calibration of logging tools, (ii) core drilling and chemical analysis of core as a check on gamma log values and the potential for disequilibrium; (iii) possible closed-can analysis as an adjunct to chemical assays; and (iv) possible gamma logging by different tools and/or companies.

EFN used the GAMLOG computer program to interpret gamma-ray logs. The GAMLOG program was developed by the AEC. The essence of the method is a trial and error iterative process by which U3O8 grades are determined for a series of 1/2-foot or 1-foot layers which can be considered to comprise the zone under analysis. The objective of the iterative process is to find a grade for each separate layer such that an imaginary set of separate gamma-ray anomalies (one from each separate layer) could be composited to form an overall anomaly which would closely match the real anomaly under analysis.

Security of Samples

There are no specific provisions for security of data or samples other than those employed for confidentiality. The previous property owners are deemed to have met or exceeded industry standards for the exploration process.

Data Verification

Data verification in uranium exploration in the western United States takes the form of a combination of logging tool calibration, chemical assays on core, and various checks by other logging units and outside laboratories. Most of this verification process is internal and company specific. Independent verification has not been part of the industry standard process. EFN operations in the Arizona Strip are judged by RPA to have met or exceeded industry standards.

Mineral Resource and Mineral Reserve Estimates

Initial Mineral Resource estimates were prepared for the Arizona 1, Canyon, Pinenut and EZ Complex deposits using historical drill hole data provided by Energy Fuels. RPA interpreted a set of cross sections and plan views to construct 3-D grade-shell wireframe models at 0.2% eU3O8. Variogram parameters were interpreted and eU3O8 grades were estimated in the block model using kriging. The grade-shell wireframes were used to constrain the grade interpolation. All blocks within the 0.2% eU3O8 grade-shell wireframes, regardless of grade, were included in the Mineral Resource estimate. There are no Mineral Reserves estimated at any of the five deposits at this time. In June 2012, RPA estimated the Inferred Mineral Resources as shown below.

Arizona Strip Inferred Mineral Resource Estimates (1)

	Tons	Grade eU3O8(2)(3)	Contained eU3O8
	(,000)	(%)	(,000 pounds)
Arizona 1	54.0	0.64	685
Canyon	82.5	0.98	1,629
Pinenut	95.0	0.55	1,037
EZ 1	110.5	0.51	1,127
EZ 2	113.7	0.43	978

Notes:

(1)	The Mineral Resource estimates comply with the requirements of NI 43 -101 and the classifications comply with CIM definition standards.
(2)	Interval grades were converted from the gamma log data and are therefore equivalent U3O8 (eU3O8).
(3)	High eU3O8 grades were cut to 6% at Arizona 1, 10% at Canyon, and 8% at Pinenut, EZ 1 and EZ 2.

Cut-off Grade

In its feasibility studies of the various Arizona Strip breccia pipes compiled during the 1980s and 1990s, EFN typically used a cut-off grade of 0.15% U3O8. A reasonable cut-off grade for long term sustainable market conditions would be approximately 0.20% U3O8. This cut-off grade was applied by RPA to all the breccia pipe deposits.

Mineral Resource and Reserve Update

Since the Mineral Resource estimates were prepared by RPA, the Mineral Resources have been updated for the Pinenut and Canyon operations by the Company. Furthermore, at Arizona 1, mining operations have been underway since late 2009. As a result of the updates and the mining operations, the following illustrates the current Mineral Resource estimates for the Arizona Strip properties.

Arizona Strip Inferred Mineral Resource Estimate Update
(in thousands of pounds U3O8)

	Initial			Resource
	Resource			Estimate
	Estimate (June	Uranium	Additions/	(September 30,
Resources	29, 2012)	Mined	(Deletions) (1)	2012)
Arizona 1(2)	591	72	0	594
Canyon	1,629	0	0	1,629
Pinenut	1,037	0	0	1,037
EZ 1	1,127	0	0	1,127
EZ 2	978	0	0	978

Notes:

(1)	Additions or deletions to Mineral Resource estimates include reassessment of geological data.
(2)

The resources shown in the column “Initial Resource Estimate (June 29, 2012)” represents the resources shown for the Arizona 1 Mine in the Arizona 1, Canyon, and Pinenut Technical Report, less the number of lbs. mined between January 1, 2012 (the effective date of the report) and June 29, 2012.. The resource identified in the “Uranium Mined” column represents all of the ore that was mined and received at the White Mesa Mill between June 29, 2012 and September 30, 2012, which includes some incremental resources which have been encountered and mined, but were not a part of the technical report model. The number in the “Resource Estimate (September 30, 2012)” column represents the remaining resource at September 30, 2012 that was part of the technical report, not all of which may be minable under current market conditions.

Mining Operations

The Arizona 1 Mine was substantially developed in the 1990’s with the production shaft completed to 1,250 feet of the proposed final 1,650 foot depth. Drill stations were cut near the current shaft bottom, and about 40,000 feet of drilling were completed from those stations. The previous owner decided to ramp down from the bottom of the existing shaft rather than deepen the shaft to access the lower parts of the ore body. A headframe, hoist and compressor are in place and in operation.

Work began on the rehabilitation of the shaft in mid-2007. The previous owner engaged J.S. Redpath Corporation (“Redpath”) to work on rehabilitation of the surface facilities, the hoist and headframe and the underground workings. The rehabilitation of the shaft, underground development, sinking of an internal raise and the sinking of a ventilation shaft were completed in September 2008. Due to ongoing delays in receipt of an air quality permit, Redpath was demobilized from the site at that time. In September 2009, the air quality permit for the Arizona 1 Mine was received. Mining at Arizona 1 was commenced by Denison in 2009. See “Mineral Projects – Arizona Strip – Permitting” below.

The Arizona 1 deposit is currently being mined using a combination of long hole and shrinkage stoping methods at a mining rate of up to 300 tons per day, four days per week. In 2010, Arizona 1 produced approximately 21,500 tons at an average grade of 0.56% U3O8 and in 2011 produced 39,900 tons at an average grade of 0.66%U3O8. From 2009 through September 30, 2012 the Arizona 1 Mine has produced 87,000 tons at an average grade of 0.592% U3O8, of which 7,000 tons at an average grade of 0.511% U3O8 has been produced for the account of Energy Fuels since acquisition of the US Mining Division on June 29, 2012. The mine is projected to operate through mid-2013, at which time the ore body is expected to be depleted.

In November 2009, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club and the Kaibab Band of Paiute Indians filed a Complaint for Declaratory and Injunctive Relief against the Secretary of the Interior and the BLM. See “Legal and Regulatory Proceedings” below. As of the date of this AIF, this legal action has not impacted the operations at Arizona 1.

The Pinenut Mine is a fully-developed and fully-permitting underground uranium mine. The Pinenut Mine was partially developed in the late 1980’s, and a limited amount of selective mining was conducted. A shaft was sunk to a depth of 1,350 feet and a high grade pod was mined in late summer 1988, yielding 25,500 tons grading 1.03% U3O8 containing 526,000 pounds. Following extraction of the high grade pod, the mine was placed on standby in 1989. In November 2010, a production decision was made on the Pinenut Mine. Expansion of the storm water storage pond and rehabilitation of the surface facilities were completed in 2011 and the rehabilitation of the mine workings is ongoing. First ore production is expected in January 2013. Uranium production is expected to total approximately 1,037,000 pounds U3O8, of which 164,000 pounds is expected to be produced in FY 2013 with the balance to be produced in FY 2014 and FY 2015.

The Canyon Mine is a fully-permitted and partially-developed uranium mine. Surface facilities were constructed commenced in 1986, and the shaft was collared and sunk to approximately 50 feet, prior to the mine being placed on standby in 1992. Energy Fuels is currently proceeding with development of the Canyon Mine. Activities include refurbishment of the evaporation pond and recertification of site mechanical and electrical installations. Shaft sinking should begin by January 2013, with a total of 720 feet of shaft anticipated during FY 2013. Initial production is expected to commence in FY 2015.

There is no infrastructure or mining operations in place at the EZ Complex.

The Kanab North mine remains on care and maintenance and a closure plan is being prepared for reclamation of the mine site.

Permitting

Prior to 2009, the Arizona 1 Mine had received all permits, with the exception of an air quality permit which is required under new State of Arizona requirements. The air quality permit was issued by the Arizona Department of Environmental Quality (“ADEQ”),Department of Air Quality after a period of public comment in September 2009.

In 1992, the State of Arizona updated its laws relating to groundwater issues, requiring that an Aquifer Protection Permit be obtained for each mine. The Arizona 1 Mine has an Individual Aquifer Protection Permit. Denison prepared documents applying for groundwater General permits for the on-site ponds, ore storage and development waste storage pads and stormwater collection for the Pinenut and Canyon Mines. In September 2009, the groundwater General permits were received for the stormwater storage ponds for the Pinenut and Canyon Mines. Air Quality Permits for the Pinenut, Canyon and EZ1/EZ2 projects were issued by ADEQ in March, 2011. EPA NESHAP approval of the Pinenut Mine has been obtained.

The BLM has accepted the PO for the EZ1/EZ2 deposits as complete and review is underway. Scoping for an Environmental Impact Statement (“EIS”) is pending finalization of a Mineral Examination by the BLM.

In July 2009, the BLM issued a Notice of Proposed Withdrawal (“2009 Notice”). See “Government Regulation – Land Tenure – United States” below. In January 2012, the Secretary of the Interior implemented the withdrawal proposed in the 2009 Notice, subject to valid existing rights. To confirm the rights to proceed with development and mining on its existing valid rights, the USFS completed a Mineral Examination for the Canyon Mine, which confirmed that the mineral claims underlying the Canyon Mine are valid existing rights. Mineral examinations need to be completed by the BLM for the EZ Complex and DB-1 project, prior to further permitting on those projects.

The Daneros Mine

On July 19, 2012, Energy Fuels filed, on the SEDAR website at www.sedar.com the technical report entitled “The Daneros Mine Project, San Juan County, Utah, U.S.A.”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101 (the “Daneros Technical Report”). Unless otherwise stated, the following description of the Daneros Mine is derived from the Daneros Technical Report. The author of the Daneros Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

Project Location and Description

The Daneros Mine is located in the White Canyon District, which is an historic uranium district located in southeastern Utah within the Colorado Plateau District. The White Canyon District generally encompasses the local geographic areas of Red, White and Fry Canyons, and Elk Ridge along State Highway 95 between Blanding and Hite, Utah. Energy Fuels holds a 100% interest in various groups of mining claims and SITLA Leases comprising its White Canyon District holdings, including the Daneros Mine and adjoining historical mine sites, such as the Spook, Bullseye, Lark and Royal properties, which can be developed in conjunction with the Daneros project. The White Canyon District holdings also include the Company’s exploration properties named Geitus, Hideout, Blue Jay, and Marcy Look.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Daneros Mine is located 4.8 miles from Fry Canyon, Utah and is accessed via Radium King Road for approximately 14 miles, which is maintained by San Juan County. The Daneros Mine was developed and placed into active production by Utah Energy Corporation (“UEC”), the U.S. operating entity for WCUL at the time (both UEC and WCUL are now wholly-owned subsidiaries of the Company). The ore shipping distance from Daneros to the Company’s White Mesa Mill is 65 miles along county roads and state highways. The semi-arid climate of the White Canyon area is characterized by large daily and yearly temperature ranges and total annual precipitation of approximately 10 to 16 inches, mostly as sporadic, intense summer thunderstorms typical of the Colorado Plateau region. Winter snowfall is moderate and rarely stays on the ground very long. Weather conditions pose no impediment to year round work on the property.

History

Between 1975 and 1985, Utah Power & Light conducted several phases of drilling leading to definition of the Lark, Royal, and Bullseye deposits near the modern day Daneros Mine. Following the Utah Power & Light era, the properties were idle and little or no exploration activity took place in the White Canyon District. With the resurgence in the uranium market in the 2005 – 2007 period, predecessors of White Canyon Uranium Limited (“WCUL”) began acquiring properties, with known historic mineral deposits, in the White Canyon District. After consolidating a portfolio of properties and prospects, WCUL initiated confirmation and definition drilling at the Daneros Mine in June 2007. Based on the success of this initial drilling, 38 more holes were drilled in 2008, providing the basis for mineral resource estimates relied upon by WCUL to commence mine development work at Daneros.

In January 2010, the previous operator entered into a toll milling agreement with UEC, which was then a wholly-owned subsidiary of WCUL. See “Energy Fuels’ Business – Operations – Ore Purchase and Toll Milling” above.

In 2011, Denison acquired all of the issued and outstanding shares of WCUL. In June 2012, Energy Fuels acquired all of the issued and outstanding shares of WCUL as part of its acquisition of the US Mining Division, including the Daneros Mine and WCUL’s subsidiary UEC (which is now called EFR White Canyon Corp.)

The assets of UEC are comprised of all of its mining claims and mineral leases in Utah, which includes 547 claims and five Utah state leases, totaling about 5,670 hectares (14,000 acres), all in southeastern Utah. The land holdings of the Company in the White Canyon District include 341 unpatented mining claims and two SITLA Leases, in total about 3,000 hectares (7,400 acres). Mining claims are maintained by making annual payments of $140 per claim, and the SITLA Leases generally cost $1 per acre annually.

A number of the properties bear production royalties. Claims hosting a portion of the Daneros Mine are subject to royalties ranging between 15% of “market value” of the ore and 2.5% of gross proceeds. The exploration properties also have royalties in some cases, including SITLA Leases which provide for royalties of 8% on uranium and 4% on vanadium.

Geological Setting

Major uranium deposits of the east-central Colorado Plateau District occur principally in two fluvial sandstone sequences. The older is located at or near the base of the Upper Triassic Chinle Formation and the other occurs in the Late Jurassic Salt Wash Member of the Morrison Formation. Nearly all of the ore deposits in the White Canyon District occur in fluvial channel deposits of the Shinarump Member of the Chinle Formation.

The Shinarump Member consists of predominantly trough-crossbedded, coarse-grained sandstone and minor gray, carbonaceous mudstone and is interpreted as a valley-fill sequence overlain by deposits of a braided stream system. Uranium mineralization appears to be related to low-energy depositional environments in that uranium is localized in fluvial sandstones that lie beneath organic-rich lacustrine-marsh mudstones and carbonaceous delta-front sediments. The reducing environment preserved in these facies played an important role in the localization of uranium.

Exploration

The White Canyon District includes unpatented mining claims and SITLA Leases covering historical mineral deposits in the Elk Ridge and Deer Flats areas. Exploration Notices for surface drilling were obtained by UEC for the Geitus, Blue Jay, and Marcy Look areas. Energy Fuels is evaluating historic information on these areas to assess plans for exploration drilling.

Exploration Notices have also been approved for brown fields drilling around the Daneros mine. These Notices cover the Daneros and the Lark and Royal claim areas. Energy Fuels is reviewing plans for additional surface drilling in the Daneros mine area.

Mineralization

Uranium deposits consist of closely-spaced, lenticular ore pods which are generally concordant with bedding in paleochannel sediments. Single ore pods range from a few feet to a few hundred feet in length and from less than one to more than 10 feet in thickness. Deposits range in size from a few tons to more than 600,000 tons. The Shinarump deposits generally have low vanadium content, and are therefore not processed for vanadium recovery. Historical production from the White Canyon District exceeds 11 million pounds U3O8.

The ore production from Daneros for 2010, 2011 and 2012 is shown below:

	June 30 to October 17,	Jan 1 to June 29,
Source	2012(1)	2012(1)	2011(1)	2010(1)
Production:
•Tons	13,608	25,930	34,368	46,150
•% U3 O8	0.275%	0.272%	0.28%	0.31%

Notes:

(1)	Production since June 30, 2012 has been for the account of Energy Fuels. All other production has been for the account of the previous owners, Denison and WCUL.

Energy Fuels placed the Daneros mine on standby on October 17, 2012, pending improvements in commodity prices.

Resource Estimate

Energy Fuels published an Inferred Mineral Resource for the Daneros property on July 19, 2012, soon after the property was acquired from Denison, reporting 156,000 tons of ore at an average grade of 0.263% eU3O8 for a total of 824,100 lbs. of U3O8. The current resource estimate, after taking into account production from 2010 through October 17, 2012, is 155,724 tons at an average grade of 0.212% eU3O8 for a total of 661,000 lbs. of U3O8.

Mining Operations

UEC gathered the necessary environmental data and obtained the approvals to open an underground uranium mine at Daneros. A Plan of Operations (“PO”) was submitted to the BLM and approved in May 2009, following which UEC commenced active mine development, including driving a decline into the main Daneros deposit. The first loads of ore from the Daneros Mine were delivered to the White Mesa Mill in December 2009, and a toll milling campaign was conducted in the second half of 2010. The Daneros Mine is now operated by Energy Fuels, and ore from the mine is delivered to the White Mesa Mill and processed for Energy Fuels’ account.

The initial mine plan at Daneros involved driving twin declines (with the second decline for emergency escape and ventilation) into the center of the Daneros deposit and developing away from the entry point. Random room and pillar mining is employed, as is typical for the deposits in the local region. Mining utilizes rubber tired loaders and small trucks to transport ore to the surface, where it is loaded into over-the-road trucks, covered by a secure tarpaulin and transported to the White Mesa Mill.

Permitting

The primary permits required for mining operations at Daneros include a Mine Permit issued by UDOGM and a PO approved by the BLM. The BLM PO required document preparation and public notice of an EA. The permits obtained by UEC were for the initial stage of operations and contemplated eventual expansion of the mining operations, with the inclusion of additional surface area for support facilities. The Daneros Mine does not discharge any water, so no discharge permit is required.

Following approval of the PO by the BLM, an appeal of the BLM approval was filed by Uranium Watch and associated non-government organizations. The appeal was ultimately denied by the Utah BLM State office, and appealed by Uranium Watch (and others) to the Department of Interior Board of Land Appeals, which denied the appeal on September 26, 2012.

In 2011, work commenced to modify the PO and mine permit to expand the footprint of mine operations to support continued production from Daneros and adjoining properties. Expansion of surface facilities at Daneros will require an Air Permit from UDEQ, Division of Air Quality. Daneros also became subject to requirements for monitoring and reporting of radon emissions from the mine and its vents; this program (NESHAPS) is administered by the EPA. The Daneros Mine is in compliance with all data collection and reporting requirements under storm water and spill prevention programs.

The Sheep Mountain Project

On April 13, 2012, Energy Fuels filed, on the SEDAR website at www.sedar.com the a technical report entitled “Sheep Mountain Uranium Project, Fremont County, Wyoming, USA, Updated Preliminary Feasibility Study, National Instrument 43-101 Technical Report”, prepared by Douglas L. Beahm, P.E., P.G., Principal Engineer of BRS Engineering in accordance with NI 43-101 (the “Sheep Mountain Technical Report”, also referred to herein as the “2012 PFS”). Unless otherwise stated, the following description of the Sheep Mountain Project is derived from the Sheep Mountain Technical Report. The author of the Sheep Mountain Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

Overview

The Sheep Mountain Project was acquired on February 29, 2012, as a result of the merger transaction between Energy Fuels and Titan. Titan acquired the Sheep Mountain Project in two transactions in 2009. A 50% working interest was acquired when Titan completed a business combination with Uranium Power Corp. (“UPC”) on July 31, 2009. At that time, UPC and UPC’s US subsidiary (then called UPC Uranium (USA) Inc. and now called Energy Fuels Wyoming Inc.) became wholly-owned subsidiaries of Titan. The remaining 50% was owned by Uranium One Inc. which was UPC’s joint venture partner for the property. On October 1, 2009, Titan acquired Uranium One Inc.’s 50% interest in the property, giving Titan a 100% interest. On February 29, 2012, Energy Fuels acquired Titan (and its subsidiaries) at which point the Sheep Mountain Project became 100% owned by the Company. See “General Development of the Business – Significant Acquisitions – Acquisition of Titan Uranium Inc.“ above.

Project Description and Location

The Sheep Mountain Project is located eight miles south of Jeffrey City, Wyoming within the Wyoming Basin physiographic province at the northern edge of the Great Divide Basin in central Wyoming. The project is located in portions of Sections 8, 9, 15, 16, 17, 20, 21, 22, 27, 28, 29, 30, 31, 32, and 33, Township 28 North, Range 92 West. The mineral properties are comprised of 179 unpatented mining claims on land administered by the BLM, approximately 640 acres of State of Wyoming leases and approximately 630 acres of private lease lands. In February 2012, Energy Fuels purchased 320 acres of private surface overlaying some of the Federal minerals covered by 18 of the claims. The combination of land holdings comprises approximately 4,475 acres and gives Energy Fuels mineral rights to resources as defined in the Congo Pit and the Sheep Underground mine areas.

Accessibility, Climate, Local Resources, Infrastructure, and Physiology

The Sheep Mountain Project is located at approximate Latitude 42°24’ North and Longitude 107° 49’ West, within the Wyoming Basin physiographic province in the Great Divide Basin at the northern edge of the Great Divide Basin. The project is approximately eight miles south of Jeffrey City, Wyoming. The nearest commercial airport is located in Riverton, Wyoming approximately 56 miles from Jeffrey City on a paved two-lane state highway. The project is accessible via 2-wheel drive on existing county and two-track roads.

The Sheep Mountain Project falls within the intermountain semi-desert weather province, with average maximum temperatures ranging from 31.1°F (January and December) to 84.9°F (July), average minimum temperatures ranging from 9.1°F (January) to 49.2°F (July), and average total precipitation ranging from 0.36 -inches (January) to 2.04 -inches (May). The Company has established an on-site remote weather station and has recorded temperature, precipitation (rain and snow), barometric pressure, and wind speed since 2010. The topography consists of rounded hills with moderate to steep slopes. Elevations range from 6,600 feet to 8,000 feet above sea level. The ground is sparsely vegetated with sage and grasses and occasional small to medium sized pine trees at higher elevations.

Telephone, electric and natural gas service adequate for the planned mine and mineral processing operations have been established at the Sheep Mountain Project. Electric service and a waterline have been extended via right-of-way issued by the BLM in 2011 to both the Sheep 1 and 2 shafts. Adequate water rights are held by the Company for planned mining and mineral processing operations but need to be updated with the Wyoming State Engineer with respect to type of industrial use, points of diversion, and points of use.

History

Uranium was first discovered in the Crooks Gap district, which includes the Sheep Mountain Project, in 1953 (Bendix, 1982). While the original discoveries were aided by aerial and ground radiometric surveys, exploration activities were primarily related to drilling and exploratory trenching. Three companies dominated the district by the mid-1950’s: Western Nuclear Inc. (“Western Nuclear”), Phelps Dodge Corporation (“Phelps Dodge”), and Continental Uranium Corporation (“Continental”). Western Nuclear built the Split Rock mill at Jeffrey City in 1957 and initiated production from the Paydirt pit in 1961, Golden Goose 1 in 1966, and Golden Goose 2 in 1970. Phelps Dodge was the principal shareholder and operator of the Green Mountain Uranium Corporation’s Ravine Mine which began production in 1956. Continental developed the Seismic Pit in 1956, the Seismic Mine in 1957, and Reserve Mine in 1961 and the Congo Decline in 1968. In 1967, Continental acquired the Phelps Dodge properties and in 1972, Western Nuclear acquired all of Continental’s Crooks Gap holdings. During the mid-1970’s Phelps Dodge acquired an interest in Western Nuclear which began work on the Sheep Mountain I in 1974, the McIntosh Pit in 1975, and Sheep Mountain II in 1976. Western Nuclear ceased production from the area in 1982. Western Nuclear production from the Sheep Mountain I is reported to be 312,701 tons at 0.107% U3O8. Subsequent to the closure of the Sheep Mountain I by Western Nuclear, during April to September 1987, Pathfinder Mines Corporation (“Pathfinder”) mined a reported 12,959 tons, containing 39,898 lbs. of uranium at an average grade of 0.154% U3O8 from Sheep Mountain I. U.S. Energy-Crested Corp. (“USECC”) acquired the properties from Western Nuclear in 1988 and during May to October 1988, USECC mined 23,000 tons from Sheep Mountain I, recovering 100,000 lbs. of uranium for a mill head grade of 0.216% U3O8. The material was treated at Pathfinder’s Shirley Basin mill, 130 miles east of the mine. The Sheep Mountain I mine was allowed to flood in April 2007. In December 2004, UPC (then known as Bell Coast Capital) acquired a 50% interest in the property from USECC in late 2007. USECC later sold all of its uranium assets to Uranium One Inc. Titan acquired UPC’s 50% interest in the property when it acquired UPC by a plan of arrangement in July 2009. Titan acquired Uranium One Inc.’s interest in the Sheep Mountain Project in September 2009.

Geological Setting

A primary component of the geology for the Sheep Mountain Project is the Battle Spring Formation. Battle Spring is Eocene in age. Prior to deposition of the Battle Spring Formation and subsequent younger Tertiary formations, underlying Paleocene, Cretaceous, and older formations were deformed during the Laramide Orogeny. During the Laramide Orogeny, faults, including the Emigrant Thrust Fault at the northern end of the project area, were active and displaced sediments by over 20,000 feet. Coincident with this mountain building event, Paleocene and older formations were folded in a series of echelon anticlines and synclines, generally trending from southeast to northwest. The Battle Spring Formation was deposited unconformably on an erosional landscape influenced by these pre-depositional features. Initial stream channels transporting clastic sediments from the Granite Mountains formed in the synclinal valleys. The geologic setting of the Sheep Mountain Project is important in that it controlled uranium mineralization by focusing movement of the groundwaters which emplaced the uranium into the stream channels which had developed on the pre-tertiary landscape. The Battle Spring Formation and associated mineralization at Sheep Mountain is bounded to the east by the western flank of the Sheep Mountain Syncline and to the west by the Spring Creek Anticline. To the north the system is cut off by erosion. To the south the Battle Spring continues into the northern portions of the Great Divide Basin. Mineralization occurs throughout the lower A Member of the Battle Spring Formation and is locally up to 1,500 feet thick. The upper B Member is present only in portions of the project and may be up to 500 feet thick. Although arkosic sandstone is the preferred host, uranium has been extracted from all lithologies. Grade and thickness are extremely variable depending on whether the samples are taken from the nose or the tails of a roll front. Typically the deposits range from 50 feet to 200 feet along a strike, five feet to eight feet in height, and 20 feet to 100 feet in width. Deposits in the Sheep Mountain area occur in stacked horizons from 7,127 feet in elevation down to 6,050 feet in elevation.

Exploration

During the National Uranium Resource Evaluation (NURE) program conducted by the DOE in the late 1970’s and early 1980’s, the project area and vicinity were evaluated. This evaluation included aerial gamma, magnetic, and gravimetric surveys, soil and surface water geochemical surveys and sampling, and geologic studies and classification of environments favorable for uranium mineralizations. Additional information on exploration is included in the Drilling subsection below.

Mineralization

Most of the mineralization in the Crooks Gap district occurs in roll-front deposits. Roll fronts have an erratic linear distribution but are usually concordant with the bedding. Deposits have been discovered from the surface down to a depth of 1,500 feet. The two major uranium minerals are uranophane and autunite. Exploration drilling indicated that the deeper roll-type deposits are concentrated in synclinal troughs in the lower Battle Spring Formation. Three possible sources for uranium have been suggested: post-Eocene tuffaceous sediments, leached Battle Spring arkoses, and Precambrian granites. Structural controls of uranium occurrences along roll fronts include carbonaceous siltstone beds that provide a local reducing environment for precipitation of uranium-bearing minerals, and abrupt changes in permeability along faults, where impermeable gouge is in contact with permeable sandstones.

Drilling

Approximately 4,000 holes were drilled in the project area historically (prior to 1988), most of which were open-hole rotary drilling, reliant upon down-hole geophysical logging to determine % eU3O8. However, some core drilling for chemical analysis was also completed. The drill maps show hole locations at the surface and downhole drift, the thickness and radiometric grade of uranium measured in weight percent U3O8, elevation to the bottom of the mineralized intercept, collar elevation, and elevation of the bottom of the hole.

In 2005, UPC completed a drilling program consisting of 19 holes totaling 12,072 feet. Two of the 19 holes were located in Section 28 with the purpose of confirming the mineralization within the Sheep Underground mine area. The remaining 17 holes were completed in the planned Congo Pit to test both shallow mineralization and to explore a deeper mineralized horizon. This 2005 drilling has confirmed the presence of mineralization in the shallow horizons of the Congo Pit area and has identified and extended roll front mineralization in the 58 sand along strike.

Following the acquisition of UPC by Titan, five holes were drilled in the Congo Pit area in 2009 for a total of 1,700 feet. These were completed by rotary air drilling to depths exceeding 300 feet using a top drive rotary drilling rig. The drill cuttings were collected continuously during the drilling process, in two foot increments. Over 500 pounds of mineralized material was collected for metallurgical testing. In situ mineral grades for 2009 drilling were determined by geophysical logging including both conventional gamma logging and state of the art Uranium Spectrum Analysis Tool.

The Congo mineralized thickness ranges from one foot to over 19 feet. Grade varies from the minimum grade cutoff of 0.1% eU3O8 to a maximum reported grade of 1.87% eU3O8.

The Sheep Underground data set is composed of a total of 485 drill holes based on data from 483 historic drill holes and two confirmatory drill holes completed in 2005. Of the 485 drill holes, only 33 were barren and 452 contained mineralization of at least 0.5 -feet of 0.05% eU3O8. Sheep Underground mineralized thickness ranges from 0.5 feet to over 26.5 feet. Grade varies from the minimum grade cutoff of 0.05% eU3O8 to a maximum reported grade of 2.19% eU3O8.

Sampling and Analysis

The majority of the sample data available for the evaluation of resources for the Sheep Mountain Project is the historical geophysical log data. The Company has a complete hard copy data set which was passed through the chain of property title from Western Nuclear to USECC through the joint venture between UPC and Uranium One Inc. to Titan to the Company. Confirmatory drilling in accordance with NI 43-101 began in 2005. This data confirmed historic drilling results and is current. With respect to the 2009 drilling program, drilling was observes and/or completed by Titan and BRS Inc. (the author of the Sheep Mountain Technical Report). Drill samples were collected, not for verification of radiometric assay, but for overburden testing per WDEQ regulations and for metallurgical testing.

Mineral Resource and Mineral Reserve Estimates

Below is a summary of the total Indicated Mineral Resource estimated for the Sheep Mountain Project:

Sheep Underground	GT Cutoff	>0.30
	Pounds eU3 O8	13,245,000
	Tons	5,640,000
	Avg. Grade % eU3 O8	0.117

Congo Pit Area	GT Cutoff	>0.10
	Pounds eU3 O8	15,040,000
	Tons	6,176,000
	Avg. Grade % eU3 O8	0.122
Sun-Mc	GT Cutoff	>0.10
	Pounds eU3 O8	2,000,000
	Tons	1,080,000
	Avg. Grade % eU3 O8	0.093
Total Indicated Mineral Resource	GT Cutoff	As Above
	Pounds eU3 O8	30,285,000
	Tons	12,895,000
	Avg. Grade % eU3 O8	0.117

Below is a summary of the total Probable Mineral Reserve estimate for the Sheep Mountain Project:

	GT			Average Grade
	minimum	Lbs. eU3 O8	Tons	% eU3 O8
Open Pit	0.10	9,117,000	3,955,000	0.115

Underground	0.45	9,248,000	3,498,000	0.132

Total		18,365,00	7,453,000	0.123

Mining Operations

The Sheep Mountain Project was operated as an underground and open pit mine at various times in the 1970’s and 1980’s. 5,063,813 tons of ore was mined and milled, yielding 17,385,116 pounds of uranium at an average grade of 0.17% U3O8. Mining was suspended in 1988 and the mine has been on care and maintenance since that time.

Feasibility and Resource Studies

On March 1, 2012, Energy Fuels announced the results of the 2012 PFS for the Sheep Mountain Project which updated a previous prefeasibility study on the property prepared in 2010. The new report increased the Probable Mineral Reserve to 18.4million lbs. U3O8 (7.5 million tons at an average grade of 0.123% eU3O8). Total Indicated Resource is 12.9 million tons containing 30.3million lbs. U3O8 at an average grade of 0.117% eU3O8, which includes the Probable Mineral Reserve of 18.4 million lbs. U3O8 (7.5 million tons at an average grade of 0.123%eU3O8). Under the 2012 PFS, the base plan design provides for concurrent development of both the underground and open pit deposits. The base plan generates an expected pre-tax Internal Rate of Return (“IRR”) of 42%, with an expected Net Present Value (“NPV”) of $201 million at a 7% discount rate, and an expected NPV of $146 million at a 10% discount rate. Initial Capital Expenditures (“CAPEX”) are expected to be $109 million.

The Company is considering a modified plan which would be expected to require a much reduced initial CAPEX of $61 million. The modified plan initially develops the open pit only, and delays producing the underground deposit until the 5th year of operations. The modified plan would be expected to generate a pre-tax IRR of 35%, with NPV’s of $174 million at a 7% discount rate and $118 million at a 10% discount rate.

Highlights of the 2012 PFS base plan include:

  2012 PFS estimates are based on estimated capital and operating costs for a uranium mine, utilizing both conventional open pit and underground mining methods and heap leach recovery, with a maximum annual capacity of 1.5 million lbs. of U3O8;
  The financial model is based on a long-term uranium price of $65.00/lb. based on historical average prices over the three years prior to the date of the 2012 PFS, and supported by published reports of securities analysts at the time;
  Updated Probable Mineral Reserve of 7,453,000 tons at an average grade of 0.123% eU3O8, containing 18,365,000 lbs. of U3O8, compared to the originally reported (April 12, 2010) 6,393,000 tons at an average grade of 0.111% eU3O8, containing 14,186,000 lbs. of U3O8, an increase of 29.6% in Probable Mineral Reserve over the 2010 prefeasibility study;
  Initial mine life: 15 years, compared to the originally reported 11 years;
  Open pit stripping ratio: 8.1 bank cubic yards per pound mined;
  Estimated capital cost: $109 million including allowances for contingency and risk, compared to the originally reported $118 million;
  Estimated operating cost: $32.31 per lb. recovered, as compared to the originally reported $28.67 per lb. recovered;
  Estimated pre-tax NPV at a 7% discount rate: $201 million, as compared to the originally reported $101 million; and
  Estimated pre-tax IRR: 42%, as compared to the originally reported 25%.
  Estimated pre- tax payback period: 3 years, at a discount rate of 5%, as compared to the originally reported 5 years at the same discount rate.

Pre-tax NPV and IRR sensitivities are as follows:

Base Plan - Open Pit and Underground
Selling Price (US$/pound)	$60.00	$65.00	$70.00

Pre-tax NPV @ 5% discount rate	$202 MM	$249 MM	$296 MM
Pre-tax NPV @ 7% discount rate	$161 MM	$201 MM	$240 MM
Pre-tax NPV @ 10% discount rate	$115 MM	$146 MM	$176 MM
Pre-Tax IRR	36%	42%	48%

In summary, the primary changes in the 2012 PFS that improve economics as compared to the previous 2012 prefeasibility study:

  Use of a $65/lb. selling price rather than the $60/lb. price used originally;
  Open pit pounds nearly doubled, based on the increased Probable Mineral Reserve;
  Mine life was extended by 4 years with the expanded Probable Mineral Reserve; and
  Average grade for the project increased from 0.111% eU3O8 to 0.123% eU3O8.

The 2012 PFS was prepared by a group of consultants led by BRS Inc., an independent engineering consulting firm based in Riverton, Wyoming, in collaboration with Western States Mining Consultants and Lyntek Inc. This group also prepared the 2010 prefeasibility study. The 2012 PFS was filed on SEDAR on April 13, 2012.

Permitting

In June 2010, Titan commenced baseline environmental studies to support an application to the NRC for a Source Material and By-product Material License. Work was also initiated on a revision to the existing WDEQ Mine Permit as well as a Plan of Operations (“PO”) for the BLM. Baseline studies include wildlife and vegetation surveys, air quality and meteorological monitoring, ground and surface water monitoring, radiological monitoring, and cultural resource surveys.

Submission of the PO to the BLM was made in June 2011. The PO has been accepted as complete by the BLM, and an EIS was submitted in August 2011. Energy Fuels revised the PO in July 2012, consistent with the modified plan presented in the 2012 PFS. Work on the EIS is ongoing.

In October 2011, Titan submitted a draft revision to its existing Mine Permit 381C to WDEQ. WDEQ then provided Titan with review comments as part of its “courtesy review”. The permit revision, which is expected to be resubmitted in FY 2013, will include expansion of surface and underground mining operations, as well as the addition of the uranium recovery facility.

Development of an application to the NRC for a combined Source Material and By-product Material License to construct and operate the uranium recovery facility is underway. This license will allow Energy Fuels to process the uranium ore and produce yellowcake at the Sheep Mountain Project site. The draft application to NRC for a Source Material license was reviewed in detail by the NRC in October 2011. The NRC audit report identified areas where additional information is to be provided. Energy Fuels anticipates the final application will be submitted in FY 2014. The review and approval process for this license by the NRC is anticipated to take approximately 24 months.

The Whirlwind Mine

In November, 2008, the Whirlwind Mine was placed on standby by the Company after rehabilitation and development work was completed. During the fiscal year ended September 30, 2012, Energy Fuels continued to perform environmental and permit compliance activities, safety inspections, equipment and facilities maintenance. Energy Fuels maintains the Whirlwind Mine in a state of readiness in order to quickly restart production when market conditions warrant.

On March 15, 2011, Energy Fuels filed, on the SEDAR website at www.sedar.com the technical report dated March 15, 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101 (the “Whirlwind Technical Report”). Unless otherwise stated, the following description of the Whirlwind Mine is derived from the Whirlwind Technical Report. The author of the Whirlwind Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

Property Description and Location

The Whirlwind Mine project is located in the Beaver Mesa district of the Uravan Mineral Belt, along the Colorado-Utah state line four miles southwest of Gateway, Colorado. The current land position consists of 176 unpatented claims, the Whirlwind, Crosswind, and Far West groups, covering approximately 4,380 acres, and a Utah SITLA Lease ML-49312 for a total of about 3,840 acres. The property is held under four mining leases with 10-year to 20-year terms, which can be extended. The area was claimed at earlier times by Umetco Minerals Corporation (“Umetco”), Atlas, Climax Uranium, and Pioneer Uravan Inc. (“Pioneer Uravan”), as well as smaller companies including Beaver Mesa Uranium, Inc. and Rajah Ventures, Ltd.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Whirlwind Mine portal is centrally located for the combined properties, being in the north central part of the Whirlwind claim group. It is accessed by driving 0.8 mile on Colorado Highway 141 south of the Gateway, Colorado post office to Mesa County Road 4 4/10, the road that goes south into John Brown Canyon, then by following Road 4 4/10 for 7.4 miles to the intersection with Mesa County Road 5/10, and then proceeding north and west on Road 5/10 for 3.2 miles to the mine site. These county roads are mostly graded dirt with short graveled sections. They are not presently maintained by the county for their entire lengths during winter months. However, snowfall is usually manageable for year-round access by a private concern. Energy Fuels made improvements to Road 5/10 during 2007 and will be responsible for winter maintenance. A fabric/metal frame shop building was erected in 2007. Phone and power lines are within a few hundred feet of the portal area; however the power lines are not energized. Energy Fuels will use generators until the transmission line to the area is upgraded. Water needed for underground mining is anticipated to be encountered in the form of ground water during the development and extraction phases. Presently, groundwater inflow is approximately the amount needed for mining purposes. Additional water, if needed, can easily be hauled to the site.

Gateway, Colorado is a very small town currently undergoing a transition from agriculture to a tourist-based economy. Recently completed construction at the Gateway Canyons Resort includes a grocery store, recreational store and tour center, hotel/resort, restaurant, car museum, small convention center, and employee housing for part of the facility staff. Additional resort type facilities are being built, and many more are planned by Gateway Canyons Development.

The region is characterized by mesas cut by deep canyons. There are narrow benches on the mesa shoulders in some areas and near-vertical, 500-foot cliffs elsewhere. Elevations within the claim group range from 7,900 feet in the southwestern part to 6,800 feet near the canyon rim in the northeast part. The elevation at Gateway, Colorado, where Highway 141 crosses the Dolores River, is approximately 4,560 feet.

The area is semi-arid. All elevations support moderate growths of juniper and piñon in rocky soils along with sage and other brush, forbs, and grasses. Where soils are rich at the higher elevations and on northern slopes, there are stands of ponderosa pine and oak brush.

History

This district has seen production of radium, vanadium, and uranium ores since early in the 20th century. Numerous underground mines on the Whirlwind property, and surrounding areas within one mile of the claim group perimeter, have produced in excess of 7,000,000 lbs. U3O8 and nearly 24,000,000 lbs. V2O5. Production is derived from fluvial sandstones, mostly in the upper part of the Salt Wash Member of the Morrison Formation of Jurassic age. The last production was in 1990, which ceased due to inadequate uranium prices.

In addition to the older mines on the property, the Whirlwind Mine was started in 1979 by Pioneer Uravan. It was known then as the Urantah Mine. Pioneer Uravan stopped the project in 1981, shortly after completion of the access decline, with only minor production. Drilling by Pioneer Uravan and others, plus Energy Fuels’ drilling in 2007 and 2008, point to remaining Indicated Resources at the Whirlwind Mine and adjoining leases of approximately 1,003,320 lbs. U3O8 and 3,293,338 lbs. V2O5.

This is contained in about 169,130 tons of undiluted material at a grade of 0.30% U3O8 and 0.97% V2O5. There are significant, but unquantified resources remaining in the drift ribs and pillars of several old mines within the three claim groups. The potential to substantially increase the reported resource is quite reasonable. In addition to the Indicated Mineral Resource, the Whirlwind Technical Report discusses the areas which contain a total Inferred Mineral Resource of 2.00 million lbs. U3O8 and 6.47 million lbs. V2O5.

Geological Setting

The Colorado Plateau covers nearly 130,000 square miles in the Four Corners region, where the state boundaries of Colorado, New Mexico, Arizona, and Utah meet. The Whirlwind and other properties currently held by Energy Fuels lie in the Canyon Lands Section in the central and east-central part of the Plateau in Utah and Colorado. The Whirlwind Mine is also located in the northern end of the Uravan Mineral Belt. The Colorado Plateau’s basement rocks are mostly Proterozoic metamorphic and igneous intrusions.

Exploration and Development

Work has proceeded on the permitting, design, and rehabilitation of the Whirlwind Mine, including acquisition and refurbishment of mining equipment and timbering, bolting, and arch-set replacement to ready the Whirlwind decline for production. A mining permit application was prepared and submitted on July 2, 2007, to the Colorado Division of Reclamation, Mining and Safety (“CDRMS”). A PO was submitted to the BLM July 5, 2007. A water discharge permit has been issued for the Whirlwind Mine and construction of a water treatment plant and settling tanks has been completed. On September 10, 2008, the Whirlwind permitting process was completed with the approval by the BLM of the PO for the Whirlwind Mine. Construction of all surface facilities (clearing, top soil stockpiling, drainage control structures, etc.) necessary for mine development and production to begin has been completed. The mine was put on standby, and pumping ceased in December 2009.

Mineralization

The uranium and vanadium bearing minerals occur as fine grained coatings on the detrital grains, they fill pore spaces between the sand grains, and they replace carbonaceous material and some detrital grains.

The primary uranium mineral is uraninite (pitchblende) (UO2) with minor amounts of coffinite (USiO4OH). Montroseite (VOOH) is the primary vanadium mineral, along with vanadium clays and hydro mica. Traces of metallic sulfides occur. In outcrops and shallow oxidized areas of the older mines, the weathered minerals now exposed are the calcium and potassium uranyl vanadates, tyuyamunite and carnotite. The remnant deposits in the ribs and pillars of the old mines show a variety of oxidized minerals common in the Uravan Mineral Belt. These brightly-colored minerals result from the moist-air oxidation of the primary minerals. Minerals from several oxidation stages are seen in the Packrat Mine (which is a part of the Whirlwind Mine area), including corvusite, rauvite, and pascoite. Exposures in the Whirlwind rarely show the colorful oxides because it was standing full of water until recently.

Some stopes in old mines are over 1,000 feet long and several hundred feet wide. More often they are 400 feet to 600 feet long and 100 feet to 200 feet wide. The Indicated Resources of the Whirlwind Mine are of similar size. Individual mineralized beds vary in thickness from several inches up to four feet to five feet. Locally, two or more mineralized horizons separated by thin waste layers will make a thick mineable zone of 15 feet to 18 feet.

Drilling

Much of the drilling on the Whirlwind property was performed by previous operators. Although not actually counted, it is believed that over 1,000 holes have been drilled on the Whirlwind property, and the Crosswind property has a similar number.

Energy Fuels conducted a drilling project in the summer of 2007 to verify some of the older drilling, explore for additional resources, and to obtain stratigraphic information for mine planning, particularly for a proposed drift to connect the Whirlwind Mine to the Packrat mine (one of the historic mines in the Whirlwind group). This project consisted of 14 holes in Colorado on the Whirlwind 2, 3, 4, and 13 claims and 14 holes in Utah on the Whirlwind 7, 7 Extension, 8, and 14 claims. The holes totaled 18,580 feet of drilling. Twenty-five of the holes penetrated the Burro Canyon, Brushy Basin, and Top and Middle rims of the Salt Wash. The other three holes, numbers WW-07-12, WW-07-13, and WW-07-14 stopped after penetrating the Top Rim sandstones of the Salt Wash, which is the host horizon of the bulk of the known resources. Cuttings were logged with particular attention to sandstone color, carbon content, and interbedded mudstone characteristics. The holes were probed using a natural gamma tool along with resistivity and spontaneous potential logs when the holes contained water. An induction tool was used in holes that were dry. All holes were also logged with a deviation tool. It is believed that previous operators also used this method, or a close variant of it. The Colorado Plateau logging tools were calibrated at the DOE test pits in Grand Junction, Colorado in May of 2007. A follow-up calibration run at the Grand Junction pits in October 2007 showed no statistical difference between calibrations.

In October 2008, Energy Fuels conducted a drilling project on the Colorado and Utah portions of the Whirlwind property and a portion of the Far West lease located within the Whirlwind property permit boundary. Eleven holes, totaling 3,060 feet, were completed in the Far West lease area and served to meet the work commitment of the Far West lease, explore for resources in the Lumsden Mine area (one of the historic mines in the Whirlwind group), and give stratigraphic information in the vicinity of a planned monitor well. There were three barren holes, four with mineralization from trace to 0.01%, and three with mineralization between 0.02 and 0.06% . The other hole found 2.5’ -0.12%, but this intercept was in a Brushy Basin sandstone, some 120 feet to 130 feet above the Top Rim.

There were ten holes, totaling 6,600 feet, drilled on the Colorado portion of the Whirlwind lease. Three holes were exploring east of the Whirlwind deposit, closer to the decline. These were barren with thin Top and Middle Rim sandstones. The other seven holes were offsets in the area of a good hole drilled in 2007, WW-07-10 (1.5’ -0.53%) . Of these, three encountered ore-grade intercepts, the best being 1.5’ -0.67% in the Top Rim. Two found low-grade mineralization and the other two had a trace. Three of these holes also found the Middle Rim to be very favorable, including mineralization up to 0.03% .

Five holes were drilled on the SITLA Lease on Section 16. Two holes were completed by the end of October 2008, totaling 1,340 feet. A third hole was abandoned because the down-hole hammer broke. An offset to this and two other holes were drilled in early November (2,060 feet.) to conclude the 2008 drilling at the Whirlwind property. This third hole encountered 1.0’ -0.11% U3O8 in the Top Rim along with 2.0’ -0.02% a couple feet above. Holes four and five were drilled just west of the “B” Area part of the Whirlwind property. Hole 4 had 1.5’ -0.13% U3O8 and 1.5’ -0.04% U3O8 in the Top Rim. The last hole drilled was barren.

Five more holes were drilled in Section 16 in 2011. One of these encountered a well mineralized interval (1.0’ - 0.46% U3O8). Seven holes were also drilled in the southern part of the Far West group. This area was found to be unfavorable so the claim block was reduced by 40 claims. Ten more holes were drilled on Section 16 in 2012 further defining favorable ground, although no significant mineralization was found.

Sampling, Analysis and Data Verification

Energy Fuels has not conducted widespread and definitive sampling on the Whirlwind and adjoining properties. Previous underground activity, which resulted in driving the decline and short development headings, did encounter strong mineralization in one area, but this has not been available for sampling until recently due to water in the mine. However, the estimation of resources in this report has relied upon documentation from earlier operators. Energy Fuels has employed a conventional combination of channel sampling, radiometric scanning, and long-hole drilling since the completion of the rehabilitation of the Whirlwind Decline early in 2008. Exploration drilling from the surface will continue to be mostly rotary with down hole electric and radiometric logging, with an occasional core hole likely.

Mineral Resource Estimates

The Whirlwind Technical Report covering all the leased claims comprising the Whirlwind Mine property estimated an Indicated Mineral Resource of 187,849 tons of mineralized material grading 0.29% U3O8 and 0.86% V2O5containing 1.1 million lbs. of U3O8 and 3.6 million lbs. of V2O5. The Whirlwind Technical Report also states that the Inferred Resources on the Whirlwind Mine property are 437,100 tons grading 0.23% U3O8 and 0.72% V 2O5 containing 2.0 million lbs. of U3O8 and 6.47 million lbs. of V2O5.

Mining Operations

The Company conducted mine development and rehabilitation operations briefly in 2008. The mine was placed on standby in November 2008. Pumping ceased in December 2009 and the mine has refilled with water to near historic levels. It is expected to take about 90 days to pump the water from the mine.

Permitting

Work has been performed on the permitting, design, and rehabilitation of the Whirlwind Mine, including acquisition and refurbishment of mining equipment and timbering, bolting, and arch-set replacement to ready the Whirlwind decline for production. A mining permit application was prepared and submitted on July 2, 2007, to the CDRMS. A PO was submitted to the BLM on July 5, 2007. A water discharge permit has been issued for the Whirlwind Mine, and construction of a water treatment plant and settling tanks has been completed. Mine dewatering is complete and intermittent pumping currently keeps the mine workings dry.

On September 10, 2008, the Whirlwind permitting process was completed with the approval by the BLM of Energy Fuels’ PO for the Whirlwind Mine. Construction of the mine facilities has been completed with the installation of an equipment shop, shower room, office and water treatment plant. Additionally, all mine ventilation equipment and utilities are installed and all roof bolting and ground control work is complete underground.

The Energy Queen Mine

As with the Whirlwind Mine, on November 21, 2008, Energy Fuels suspended all development work at the Energy Queen, beyond permitting. The Company continued to perform all environmental and permit-related compliance activities, safety inspections, equipment and facilities maintenance, and security at the mine site.

On March 15, 2011, Energy Fuels filed, on the SEDAR website at www.sedar.com the technical report entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Energy Queen Project, San Juan County, Utah”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101 (the “Energy Queen Technical Report”). Unless otherwise stated, the following description of the Energy Queen Mine is derived from the Energy Queen Technical Report. The author of the Energy Queen Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

Property Description and Location

The Energy Queen Mine project is located near the west end of the La Sal mineral belt, about three miles west of the town of La Sal, Utah, and a few miles west of Energy Fuels’ Beaver mine. It consists of private leases and Utah SITLA Leases on land in Sections 1, 2, 12 and 13, T29S, R23E, Sections 6 and 7, T29S, R24E, Section 36, T28S, R23E and Sections 31 and 32, T28S and R24E in San Juan County, Utah. The private leases consist of 702 acres held under a surface lease from Markle Ranch Holding, LLC and a mineral lease with Superior Uranium Inc. for a 20-year term, which can be extended. The area was leased from the 1970s through 1997 by Hecla Mining Corporation (“Hecla”) in a joint venture with Umetco and its successor, Denison (then named International Uranium Corporation). It was then known as the Hecla Shaft. The SITLA Leases comprise 1,124 acres that were purchased from Uranium One Inc. in December 2010. This was added to a previous 160-acre SITLA Lease acquired by the Company in 2009.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Energy Queen Mine shaft is located in the extreme northeast corner of the lease (NE1/4 NE1/4 sec. 6). It is accessed from Utah State Highway 46, either 5.5 miles east of U.S. Highway 191 at La Sal Junction or 3.3 miles west of the La Sal post office. The headframe of the shaft is visible for a considerable distance from any direction. The headframe is located only 500 feet south of Highway 46 and is accessed by a gravel road.

All State and U.S. highways in this area are paved roads with weight limits of 85,000 lbs. and are maintained year round. Permanent structures existing at the site include the headframe and a metal building containing an office, shop, showers, warehouse, and the hoist. The compressor is located in a separate building. A small water treatment building and settling ponds are located on the permit portion in section 5. During earlier operations, water was treated with barium chloride to remove radium. Water encountered during mining will be in excess of the amount needed for the mining activity. Presently, inflow (once the mine is dewatered) is expected to be approximately 65 gallons per minute, based on Umetco pumping records from 1990. Phone and power lines are present.

La Sal, Utah is a very small town, currently home to about 200 people. It has been a hub to area ranchers, uranium and copper miners, and oil drillers for many years, as well as a supply stop for recreationists. A small grocery store and post office are located on the highway. The bulk of the residential sites are within the first mile south of the highway and two miles west of the store. The State of Utah and San Juan County both have road maintenance shops here. There are two churches, a fire station, and several small businesses in the community. Larger population centers of Moab and Monticello, Utah are 22 miles north and 34 miles south, respectively, from La Sal Junction on Highway 191.

The region is characterized by a broad shallow valley of hay fields and pasturelands at an elevation between 6,400 and 6,700 feet. The north side of the La Sal area slopes southwest, radially away from the La Sal Mountains, which attain an elevation of 11,817 feet at South Mountain, six miles to the north (even higher elevations are found farther north). The slope consists of bouldery gravels shed from the mountains, variably covered by wind-blown sandy loam. Underlying sedimentary rocks dip to the southwest, ranging from steep dips near the mountains to shallow dips near Highway 46. The shaft at the Energy Queen Mine is near to and on the south side of the axis of a northwest-trending syncline, so the underlying rocks are dipping slightly to the northeast with northeasterly dip increasing progressively southward within the lease. The near-surface gravels are thinner and finer-grained in the lease area; however, the area still is covered by thick soils. To the west and northwest, the sedimentary rocks are exposed in hills cut by small canyons due to moderate uplifting and faulting with a few hundred feet displacement related to the northwest extension of the Lisbon Valley salt-cored anticline. The surface of the lease is drained by small tributaries to West Coyote Creek, which flows westerly to Hatch Creek, thence northwesterly to Kane Spring Creek and, ultimately, to the Colorado River.

The area is semi-arid. All elevations within four miles of the Energy Queen property support moderate growths of sage and rabbitbrush along with other brush, forbs, cactus, yucca, and grasses. Higher elevations contain juniper and piñon in the rocky soils to the west and southwest and scrub oak to the northeast.

The 785-foot deep shaft of the Energy Queen Mine, along with the hoist, water treatment, and other surface facilities, will be repaired as needed to access and rehabilitate the working level drifts. Through the acquisition of the US Mining Division, Energy Fuels acquired adjoining mineralized claims and leases which could logically be produced from the shaft. Verification drilling as well as exploration drilling was completed in 2008. Denison performed drilling in early 2012 within one half mile of the shaft. Drilling continued after the acquisition on the adjoining leases about one mile to the east. Energy Fuels also drilled six exploration/confirmation holes in early 2012 on the SITLA Section 36 parcel.

History

This portion of the La Sal Mineral Belt has seen production of uranium since the mid-20th century. Numerous underground mines near outcrops in the eastern La Sal district extracted vanadium and uranium from the early 1900s. Deeper deposits of the central La Sal Trend were discovered in the 1960s and developed for production in the 1970s through vertical shafts. The district production through 1980 amounted to about 6,426,000 lbs. U3O8 (0.32% U3O8) and nearly 29,000,000 lbs. V2O5 (1.46% V2O5). Production was derived from fluvial sandstones, mostly in the upper part of the Salt Wash Member of the Morrison Formation of Jurassic age. Production in the district ceased by about 1991. Recently, Denison produced from the Pandora mine located six miles east of the Energy Queen, as well as from the Beaver Shaft located to the west of the Pandora. The Company acquired and operated these mines from Denison when it acquired the US Mining Division.

The Energy Queen Mine was started in 1979 by a Union Carbide-Hecla joint venture. The mine stopped production in 1983 due to inadequate uranium prices. Historic drilling by Hecla, Umetco, and others along with drilling completed by Energy Fuels suggests remaining Measured Resources at the Energy Queen Mine of 615,000 lbs. U3O8 and 2.4 million lbs. V2O5. This is contained in roughly 96,000 tons of material at a grade of 0.32% U3O8 and 1.24% V2O5. Additionally, Indicated Resources are projected at 600,000 lbs. U3O8 and 2.5 million lbs. V2O5 contained in about 85,000 tons of material.

Geological Setting

The Colorado Plateau covers nearly 130,000 square miles in the Four Corners region. The Energy Queen and other properties currently held by Energy Fuels lie in the Canyon Lands Section in the central and east-central part of the Plateau in Utah and Colorado. The Plateau’s basement rocks are mostly Proterozoic metamorphics and igneous intrusions.

Exploration and Development

The Energy Queen Mine has been extensively evaluated to determine the condition of the existing headframe, shaft, hoist, and other infrastructure. Bids for refurbishing the in-place facilities and cost estimates for materials and supplies have been obtained, and developed into a total cost of rehabilitating the Energy Queen Mine. Energy Queen permitting efforts to date consist of obtaining a water discharge permit, ground water monitoring, and completing transfer of the existing mine permit from Denison to Energy Fuels. Energy Fuels has applied for amendments to the permit to better facilitate ore storage and construction of the water treatment plant. Rehabilitation efforts at Energy Queen will commence upon a recovery in the market price for uranium.

Mineralization

The uranium and vanadium-bearing minerals occur as fine grained coatings on the detrital grains, they fill pore spaces between the sand grains, and they replace some carbonaceous material and detrital quartz and feldspar grains.

The primary uranium mineral is uraninite (pitchblende) (UO2) with minor amounts of coffinite (USiO4OH). Montroseite (VOOH) is the primary vanadium mineral, along with vanadium clays andhydromica. Traces of metallic sulfides occur. In outcrops and shallow oxidized areas of older mines in the surrounding areas, the minerals now exposed are the calcium and potassium uranyl vanadates, tyuyamunite, and carnotite. The remnant deposits in the ribs and pillars of the old mines likely would show a variety of oxidized minerals common in the La Sal mineral belt. These brightly-colored minerals result from the moist-air oxidation of the primary minerals. Minerals from several oxidation stages will be seen, including corvusite, rauvite, and pascoite. The Energy Queen Mine has been standing full of water since 1993, so no direct observations have been made of the mine openings.

Some stoping areas in the mines to the east are well over 1,000 feet long and several hundred feet wide. The Indicated Resources of the Energy Queen Mine identified through drilling are of similar size. Individual mineralized beds vary in thickness from several inches to over 6 feet. Throughout much of the Energy Queen deposit there are two horizons in the Top Rim that host the mineralization, which are located 25 feet to 40 feet apart.

The lithology of Energy Fuels’ new drilling program correlated well with former Union Carbide drilling. The grades, position, and alteration correlate well with the old holes. The old drilling provided the best guide to drill offset holes. Energy Fuels’ drilling discovered uranium grades comparable to past production in 10 of the 19 holes completed. This proves the accuracy of the old drilling data. The deposit is strong in lateral extent; the new drilling was done at 100 feet or greater centers. This is exceptional for Salt Wash uranium deposits.

Drilling

Much of the drilling on the Energy Queen property was performed by previous operators, namely Union Carbide in 1977-1980. There have been approximately 160 holes drilled on the leased land of the Energy Queen property, and many hundreds more on adjoining property to the west, north, and east.

Energy Fuels conducted a drilling project to verify the older drilling, to obtain additional stratigraphic information for mine planning, and to add more resources to the mine inventory. Twenty holes were drilled by Energy Fuels at the Energy Queen from October 2007 to January 2008, totaling 14,450 feet. The drilling was successful in meeting the objectives of verifying the resource and adding 134,614 lbs. of U3O8 to the Measured and 308,131 lbs. of U3O8 to the Indicated Resources, with 10 holes containing mineralization greater than 1.0 foot of 0.10% U3O8. Cuttings were logged with particular attention to sandstone color, carbon content, and interbedded mudstone characteristics. The holes were probed using a natural gamma tool along with resistivity and spontaneous potential logs when the holes contained water. An induction tool was used in holes that were dry. All holes were also logged with a deviation tool. Even though the digitally recorded data displays estimated U3O8 content, the gamma logs were interpreted and mineralization calculated using the proven AEC method (area under the curve times the k factor equals the grade times thickness (Scott et al., 1960)). It is believed that previous operators also used this method, or a close variant of it. The Colorado Plateau Logging, LLC tools were calibrated in May 2007 at the DOE test pits located in Grand Junction, Colorado. A follow-up calibration run at the Grand Junction pits in October 2007 showed no statistical difference between calibrations.

The following conclusions can be drawn by analyzing this phase of drilling using the two cross-sections:

  Uranium and vanadium values and thicknesses discovered in the new Energy Fuels drilling correlate well with the old (circa 1980) drilling done by Union Carbide.
  Carbon “trash” zones in the favorable 45 foot to 60 foot thick sandstone (this is commonly referred to as the ore- bearing sandstone (“OBSS”) were an important mechanism to fix the uranium-vanadium mineralization.
  Mineralization occurs in an OBSS; it is thick (~60 feet) with most of the mineralization forming within 25 feet of the base of the sand (~5,790 foot elevation). Drill hole EQ-07-16 has a second mineralized zone 47 feet above the base of the sand (~5,825 foot elevation). This is in line with the La Sal-Pandora main channel trend.
  Mineralization occurs in an OBSS, about 45 feet thick. Holes EQ-07-15, 16 and 18 have second mineralized zones above the base of the sand. Mineralization formed in this thinner sand is controlled by carbon trash (usually at the top of the trash zone) and the position of the altered mudstones. Mineralization occurred near the base of the OBSS in the north extents. Two strongly mineralized zones occur in the central portion, and in the south extents, the strong mineralization occurs in the upper portion of the OBSS. This is equivalent to the La Sal-Rattlesnake Pit Trend.
  Both channels are strong and well developed, as indicated by an average drill offset distance of over 100 feet (from old mineralized holes in the preferred direction along course). Alteration is strongest on the top and middle splits of the OBSS sand.
  The OBSS sand sub- unit is located 40 feet to 60 feet below the contact with the Brushy Basin Member of the Morrison Formation. The uppermost part of the Top Rim of the Salt Wash Member lacks lateral continuity, is split by mudstone, is finer, is less permeable and ranges from semi- favorable to unfavorable.

Sampling, Analysis and Data Verification

Energy Fuels has not conducted widespread and definitive sampling on the Energy Queen property. Previous underground mining activity, which resulted in development drifting and stoping of one area will not be available for sampling until the mine is dewatered and shaft rehabilitation is done. The estimation of resources in this report has relied upon documentation from earlier operators and the Energy Fuels 2007-2008 drilling program. Energy Fuels employed a conventional combination of rotary drilling, geologic logging, and downhole electric and radiometric logging during its 2007-2008 drilling program.

Mineral Resource Estimates

The Energy Queen Technical Report estimates the following mineral resources:

	Mass	Grade(1)		Contained Material
Category	(tons)	%U3 O8	%V2 O5	lbs. U3 O8	lbs. V2 O5
Measured	136,870	0.29	1.26	789,960	3,446,690
Indicated	86,820	0.35	1.49	605,925	2,582,950
Inferred	67,780	0.27	1.33	366,250	1,804,460

Notes:

(1)	The Measured Mineral Resource grade has been diluted to a mining thickness of 3.0 feet, and the Indicated Mineral Resource has been diluted to a mining thickness of 4.0 feet.

Mining Operations

There are no current mining operations occurring at the Energy Queen Mine.

Permitting

Water discharge permits to allow initial and ongoing discharge of underground mine water were approved by the UWQD. The surface discharge permit has also been approved. A Mine Reclamation Plan amendment was approved by the UDOGM on September 22, 2009. This amendment allows the Company to install the facilities for mine production of up to 250 tpd.

The Sage Plain Project

In FY-2011, EFRC along with Lynx-Royal JV, LLC (“Lynx-Royal”), its CPP joint venture partner and subsidiary of Aldershot Resources Ltd. (“Aldershot”), acquired several close-spaced and contiguous leases and mining claims in the area of southeastern Utah and southwestern Colorado known as the Sage Plain district. These leases and claims are located in the southern end of the Uravan Mineral Belt containing historic resources of sandstone-hosted uranium-vanadium deposits. The Sage Plain Project contains two historic producing mines, and the Company has begun the process of obtaining a permit from UDOGM to begin developing a mine.

On December 21, 2011, Energy Fuels filed, on the SEDAR website at www.sedar.com the technical report dated December 16, 2011 entitled “Technical Report on Colorado Plateau Partners LLC (Energy Fuels Resources Corporation and Lynx-Royal JV) Sage Plain Project (Including the Calliham Mine and Sage Mine), San Juan County, Utah and San Miguel County, Colorado” prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101 (the “Sage Plain Technical Report”). Unless otherwise stated, the following description of the Sage Plain Project is derived from the Sage Plain Technical Report. The author of the Sage Plain Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

Project Description and Location

The Sage Plain Project is located near the southwest end of the Uravan Mineral Belt. The property lies about 15 miles northeast of Monticello, Utah. It consists of three private mineral leases, four Utah SITLA Leases, and 94 unpatented mining claims on land administered by the BLM. There are two historic uranium-vanadium mines within the project area, the Calliham Mine (which accesses the three private leases) and the Sage Mine (which produced from the unpatented claims). The combined 5,635 acres of the property is comprised of approximately 1,680 acres of fee land, about 2,013 acres of SITLA Leases and approximately 1,942 acres of BLM land covered by the unpatented claims in San Juan County, Utah and San Miguel County, Colorado.

Most of the project (the private leases and SITLA Leases, plus 44 of the unpatented claims) is located in San Juan County, Utah and the other 50 unpatented claims are located in San Miguel County, Colorado. All of the property, except one private lease, is held by CPP. CPP was formerly a 50:50 joint venture between subsidiaries of Energy Fuels (EFRC) and Aldershot (Lynx-Royal). On October 1, 2012, Energy Fuels acquired all of Aldershot’s interest in CPP, and is now the sole owner of CPP. The other private lease is held solely by EFRC. Therefore, the Company now owns and controls the entire Sage Plain Project.

The two historic mines have been idle for about 20 years. Both mines were operated in the 1970s to early 1980s by Atlas. The Calliham Mine was acquired by Umetco in 1988 and operated briefly in 1990-1991. Both mines ceased production due to depressed uranium and vanadium prices.

The various parcels of the project were acquired in stages. Energy Fuels was the successful bidder on two SITLA Leases in 2007. A third SITLA Lease was awarded to the Company in March 2011. These were subsequently assigned to CPP. CPP purchased 94 claims and another SITLA Lease from Uranium One Inc. in November 2010. Energy Fuels purchased a lease on the private Calliham parcel in February 2011 from Nuvemco, LLC and the Crain lease in July 2011 from UEC. Both of these leases were assigned to CPP. The final acquisition in the project area, the Skidmore lease covering land owned by J.H. Ranch, Inc., was acquired in October 2011 from a private group that had an option to lease with J.H. Ranch. Lynx-Royal declined to participate in this acquisition. Therefore, EFRC retained 100% ownership of the Skidmore lease. In May 2012, the Company acquired 80-acres from Umetco that contains the historic portal to the Calliham mine. On October 1, 2012, the Company acquired all of Lynx-Royal’s interest in CPP. See “General Development of the Business – Recent Developments Since September 30, 2012”. As a result, the Company now owns 100% of CPP and the Sage Plain Project.

Accessibility, Climate, Local Resources, Infrastructure, and Physiology

The Sage Plain Project can be accessed from the north, south, and east on paved, all-weather roads. The nearest towns with stores, restaurants, lodging and small industrial supply retailers are Monticello, Utah, 26 road miles to the south and west, and Dove Creek, Colorado, 20 road miles to the southeast. U.S. Highway 491 connects Monticello, Utah to Dove Creek and Cortez, Colorado. There are two routes north from this highway to the project. From the highways, access to the Sage Plain Project is from maintained county roads. The region has a long history of mining, ranching, farming, and oil and gas production. Therefore, even though the regional towns are small, they have adequate services and supplies to support a mineral project like the Sage Plain Project.

The area is semi-arid. Meteorological data from the Northdale, Colorado station 10-miles south of the Sage Plain Project, show a recent 30-year normal mean temperature of 46 degrees F (range 31 to 61 degrees F). The mean annual precipitation for the same 30 years has been 12.26 inches. All elevations within four miles of the Sage Plain Project property support moderate growths of sage and rabbitbrush along with other brush, forbs, cactus, yucca and grasses. There are localized stands of juniper and piñon pine in the rocky soils and many patches of scrub oak where it has never been cleared.

The region of the Sage Plain Project is characterized by a relatively flat plain that is drained by three major regional rivers. Most of the private land is gently sloping, cut by small ephemeral streams that are tributary to Summit Canyon. The unpatented claims are located in the head of Summit Canyon and along the benches on the south side of that canyon easterly to its confluence with Bishop Canyon. The land south of Summit Canyon, including SITLA Lease ML-49301, drains to Coal Bed Canyon. The flatter part of the project sets at elevations ranging from 6,870 feet at the south edge of ML-49301 to 7,165 on the Crain lease. The claims along Summit and Bishop Canyons cover much steeper terrain with elevations ranging from 6,500 feet to 7,380 feet.

History

The uranium-vanadium deposits of the region were discovered in the Morrison Formation 32 miles north of the Sage Plain Project in Roc Creek Canyon, Montrose County, Colorado in 1881. The first economic shipments of ore were in 1898. The carnotite deposits in the Salt Wash Member of the Morrison Formation along the Dolores River canyon and Summit Canyon near Slickrock, Colorado were discovered around 1900, about 10 miles north of Sage Plain. Most of this early production focused on extracting uranium-vanadium concentrates and radium.

There was little activity in the region until the demand for vanadium increased in the mid-1930’s. Shattuck Chemical Company built a mill at Slick Rock in 1931 and International Vanadium Corporation built a mill in Dry Valley. Ore is estimated to have averaged about 0.15% U3O8 and 1.34% V2O5. North Continent Mines Company bought the Slick Rock mill and enlarged it in 1934 and operated it until 1943. In the early 1940’s, the federal government formed the Metals Reserve Company to facilitate vanadium production. As a result, many new mines opened in the Salt Wash formation and more mills were built, including one at Monticello, Utah. Almost all of the uranium in the ore went to the tails at mills until 1943 when uranium became the focus. More deposits were found in the Salt Wash and mines remained open into the 1950’s and early 1960’s in the Sick Rock and Dry Valley districts near Sage Plain. Union Carbide build an upgrading mill at Slick Rock in 1956 and operated it until 1970. Between 1948 and 1977, the Slick Rock district produced over 4.1 million tons of ore at grades that averaged 0.25% U3O8 and 1.8% V2O5.

The two mines located on the Sage Plain Project were operated in the 1970’s to early 1980’s by Atlas. The Calliham mine was explored in the early 1970’s by Hecla. The Crain lease to the east of the Calliham mine was explored by Truchas and later in the 1970’s by Pioneer Uravan. The Calliham lease was acquired by Atlas and went into production in March 1976. Atlas departed the uranium business in the mid-1980’s. The Calliham mine was acquired by Umetco in 1988 and operated briefly in 1990-1991 during a spike in vanadium prices. Umetco was also operating the Silver Bell and Wilson mines nearby. During Umetco’s tenure, the Calliham mine produced 13,300 tons of ore averaging 0.21% U3O8 and1.29% V2O5. This ore was milled at the White Mesa Mill in Blanding, Utah (now owned by the Company). The Sage mine reportedly produced 3,000 tons of ore in 1990, but historic production numbers are not known at this time.

Geological Setting

The Sage Plain district, also referred to as the Egnar district or Summit Point district, is a portion of the greater Slick Rock district. It is the southwest continuation into Utah of the Uravan Mineral Belt. Here, the host sandstones of the Salt Wash Member of the Jurassic-aged Morrison Formation are not exposed. They are covered by Cretaceous-aged sediments or the upper Morrison Formation’s Brushy Basin Member. Therefore, discovery of economic deposits here lagged many years behind the production from the same host rocks elsewhere in the Slick Rock district a few miles to the northeast in Colorado. At Slick Rock, mining and milling of radium-uranium-vanadium ores has occurred since 1901. This part of the Uravan Mineral Belt has a significantly higher ratio of V2O5:U3O8 in the ore than the deposits farther north.

Exploration

Outcrops within a few miles of the Sage Plain Project were explored by prospectors in the early 20th century for their radium and vanadium content. Uranium exploration began in the mid-1940’s. Exploration by drilling progressed to the mesa tops as drilling equipment improved in the 1950s and 1960s. The deposits in the Sage Plain area were found and developed by other operators in the late 1960s and early 1970s. The area around the Company’s Sage Plain Project was extensively drilled in the 1970s and early 1980s.

During the operation of the underground mines, extensive stoping occurred. In addition, extensive long-hole drilling occurred. Much of the Mineral Resource in the Calliham mine was identified in this manner. In 2011, CPP (now a wholly-owned subsidiary of the Company) conducted a 17 hole rotary drill program (~11,300 feet). Seven holes were drilled at the Sage mine to confirm historic map data and explore for a possible east-west channel. Two holes testing the historically defined mineralized body confirmed the historic map data and one exploration hole intersected high-grade mineralization between the mine workings and the western mineralized body. Ten holes were drilled across the Calliham mine properties to confirm historic map data and expand known mineralization. Eight out of the ten holes had significant mineralization, indicating historic map data to be correct.

Mineralization

The uranium- and vanadium-bearing minerals in the Salt Wash Member of the Morrison Formation occur as fine-grained coatings on the detrital grains, they fill pore spaces between the sand grains, and they replace some carbonaceous material and detrital quartz and feldspar grains. The primary uranium mineral is uraninite (pitchblende) (UO2) with minor amounts of coffinte (USiO4OH). Montroseite (VOOH) is theprimary vanadium mineral, along with vanadium clays and hydromica. Traces of metallic sulfides occur. In outcrops and shallow oxidized areas of older mines in the surrounding areas, the minerals now exposed are the calcium and potassium uranyl vanadates, tyuyamunite, and carnotite. Minerals from several oxidation stages can be seen, including corvusite, rauvite and pascoite. The Sage and Calliham mines have been standing full of water for at least ten years, so no direct observations have been made of the mine workings. Some stoping areas in the Sage and Calliham mines, as well as the nearby Deremo mine to the east and Silver Bell and Wilson mines to the north, are well over 1,400 feet long and several hundred feet wide. Individual mineralized beds can vary in thickness from several inches to over ten feet.

Drilling

Most of the drilling on the Calliham and Sage mine properties was performed by previous operators, including Hecla, Atlas, Pioneer Uravan, and Truchas. There have been approximately 313 holes drilled on the Calliham lease, 300 on the Crain lease, 487 on the Skidmore lease, and 199 on the claims near the Sage mine. The Company has in its possession several maps showing the locations of holes on and surrounding the Sage Plain Project. The Company acquired the gamma and lithologic logs for these holes when it acquired the US Mining Division. The Atlas, Pioneer Uravan and Umetco drill maps and mine maps with longhole data are deemed to be accurate.

The Company has conducted two drilling projects, one on the Sage mine claims and one across the three Calliham mine leases to verify some of the historic map data. Seven holes were drilled by CPP (now wholly-owned by the Company) on the Sage mine claims in October 2011 totaling 4,873 feet. The drilling was successful in meeting the objectives of confirming the accuracy of the historical data and verifying a historically defined mineral body. One hole intercepted 2.0 feet of 0.407% eU3O8. Another hole intercepted mineralization greater than 1.0 foot of 0.16% eU3O8.

Ten holes were drilled by CPP across the three Calliham leases in December 2011 totaling 6,465 feet. This drilling was also successful in meeting the objectives of confirming the accuracy of the historic data and expanding known mineralized areas. Four holes intercepted mineralization greater than 1.0 foot of 0.20% eU3O8 and four other holes intercepted mineralization greater than 1.0 foot of 0.10% eU3O8.

All holes drilled by CPP were probed using a natural gamma tool along with resistivity and spontaneous potential logs when the holes contained water. An induction tool was used in holes that were dry. All holes were also logged with a deviation tool. Even though the digitally recorded data displays estimated U3O8 content, the gamma logs were interpreted and mineralization calculated using the proven AECmethod. It is believed that previous operators also used this method, or a close variant of it.

Sampling and Analysis

Energy Fuels has not conducted widespread and definitive sampling on the Sage Plain Project. Previous underground mining activity, which resulted in development drifting and production at the two mines, will not be available for sampling until the mines are dewatered and the declines rehabilitated. The estimations of resource have relied on documentation from earlier operators and the 2011 drilling program. CPP employed a conventional combination of rotary drilling, geologic logging, and downhole electric and radiometric logging in its field program.

Mineral Resource Estimate

Historic drilling from the surface by previous operators (including Hecla, Atlas, Truchas, Pioneer Uravan, and Umetco), long-hole drilling within the underground mines, and verification and fill-in exploration drilling in 2011 by CPP suggest remaining Measured and Indicated Mineral Resources at the Sage Plain Project of approximately 2,833,795 lbs. U3O8 and 17,829,289 lbs. V2O5. This is contained in roughly 642,971 tons of material at an in-place grade of 0.220% U3O8 and 1.39% V2O5. Additionally, Inferred Mineral Resources are estimated at 49,136 tons with an in-place grade of 0.184% U3O8 and 1.89% V2O5 (181,275 lbs. U3O8 and 1,854,034 lbs. V2O5). This resource estimate for the Sage Plain Project is dividedinto the particular leases and claims for reporting in the Sage Plain Technical Report. The resources of the Calliham, Crain, and Skidmore leases are accessible through the Calliham Mine. The Sage Mine will be used to access the resources on the Sage claims. Mineral resources on the other claims and those on the SITLA Leases will likely require new mine entries to be exploited.

The ownership interest of the two partners in CPP as at September 30, 2012 is shown in the first column of the following Table. However, as noted above, the Company acquired 100% of CPP (and the Sage Plain Project) effective October 1, 2012. As at September 30, the Energy Fuels portion of the combined Measured and Indicated Mineral Resources listed below is 439,093 tons containing 1,975,704 lbs. U3O8 (0.225% eU3O8) and 12,224,227 lbs. V2O5 (1.39% V2O5). The Lynx-Royal portion as of September 30, 2012 was 203,879 tons containing 858,092 lbs. U3O8 (0.21% eU3O8) and 5,605,062 lbs. V2O5 (1.38% V2O5). As of October 1, 2012, Energy Fuels’ owned all of the Measured and Indicated Mineral Resources listed below, being 642,971 tons containing 2,833,795 lbs. U3O8 (0.22% eU3O8) and 17,829,289 lbs. V2O5 (1.39%V 2O5). As at September 30, 2012, the Inferred Mineral Resources were split 50:50 between the partners since there are no Inferred Mineral Resources on the Skidmore parcel, and each partner’s share of the Inferred Mineral Resource was 24,568 tons containing 90,638 lbs. U3O8 (0.184% eU3O8) and 927,017 lbs. V2O5 (1.89% V2O5). As at October 1, 2012, Energy Fuels owned all of the Inferred Mineral Resource, being 49,136 tons containing 181,276 lbs. U3O8 (0.184% eU3O8) and 1,854,034 lbs. V2O5 (1.89% V2O5).

Summary of Measured, Indicated, & Inferred Mineral Resources for the Sage Plain Project; Rounded.

			Indicated		Inferred
	Measured	Measured	Mineral	Indicated	Mineral	Inferred
	Mineral	Mineral	Resources	Mineral	Resources	Mineral
Resource	Resources	Resources	(grade and	Resources	(grade and	Resources
Type	(grade and tons)	(lbs.)	tons)	(lbs.)	tons)	(lbs.)
Calliham	0.201% U3O8	905,410 U3O8	0.153% U3O8	29,556 U3O8	0.140% U3O8	4,292 U3O8
Lease 50/50	1.26% V2O5	5,665,534 V2O5	0.96% V2O5	184,726 V2O5	0.88% V2O5	26,825 V2O5
EFRC/Lynx-	224,998 tons		9,660 tons		1,533 tons
Royal
Skidmore	0.237% U3O8	1,083,398 U3O8	0.245% U3O8	34,214 U3O8
Lease 100%	1.40% V2O5	6,405,329 V2O5	1.53% V2O5	213,836 V2O5
EFRC	228,222 tons		6,992 tons
Crain Lease	0.171% U3O8	216,740 U3O8	0.541% U3O8	104,835 U3O8	0.433% U3O8	54,718 U3O8
50/50	1.07% V2O5	1,354,624 V2O5	3.38% V2O5	655,216 V2O5	2.71% V2O5	341,986 V2O5
EFRC/Lynx-	63,408 tons		9,688 tons		6,322 tons
Royal
Sage Claims	0.228% U3O8	451,410 U3O8	0.407% U3O8	8,232 U3O8	0.148% U3O8	122,265 U3O8
50/50	1.67% V2O5	3,298,574 V2O5	2.54% V2O5	51,450 V2O5	1.80% V2O5	1,485,223
EFRC/Lynx-	98,992 tons		1,011 tons		41,281tons	V2O5
Royal

	0.216% U3 O8	2,656,958 U3 O8	0.323% U3 O8	176,837 U3 O8	0.184% U3 O8	181,275 U3 O8
TOTALS	1.36% V2 O5	16,724,061 V2 O5	2.02% V2 O5	1,105,228 V2 O5	1.89% V2 O5	1,854,034
	615,620 tons		27,351 tons		49,136 tons	V2 O5

Notes:

1)	Grades and tonnages shown as undiluted amounts.
2)	Vanadium grades are based on assays where known, otherwise estimated at the average V2O5:U3O8 ratios for the individual properties used by previous operators based on past production.

Mining Operations

There are no current mining operations at the Sage Plain Project.

Permitting

The Sage Plain Project contains two historic producing mines, and Energy Fuels has now assembled sufficient contiguous historical resource acreage to begin the process of obtaining a permit from UDOGM to begin developing a mine. Much of the work needed for the permit application has been complete, including biological and cultural resource surveys, groundwater monitoring, and geotechnical analysis for surface installations.

The San Rafael Uranium Project

On March 24, 2011, Energy Fuels filed, on the SEDAR website at www.sedar.com the technical report dated March 21, 2011 entitled “NI 43-101 Technical Report on the San Rafael Uranium Project (Including the: Deep Gold Uranium Deposit and the Down Yonder Uranium Deposit) Emery County, Utah”, prepared by O. Jay Gatten, Utah Professional Geologist in accordance with NI 43-101 (the “San Rafael Technical Report”). Unless otherwise stated, the following description of the San Rafael Uranium Project is derived from the San Rafael Technical Report. The author of the San Rafael Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

Project Description and Location

The San Rafael Uranium Project, located in east-central Emery County, Utah, is owned by the Company through its subsidiaries Magnum USA and EFRC. The San Rafael Uranium Project land position is comprised of a contiguous claim block covered by 146 unpatented federal lode mining claims and a SITLA Lease in the Section 36 area.

Magnum USA’s interest in the San Rafael Uranium Project was obtained on November 19, 2006, via a joint venture agreement with Energy Metals Corporation (“EMC”), the underlying property owner. Magnum USA spent in excess of US$1,000,000 in work-related expenses and issued 850,000 treasury shares, thereby meeting all the requirements to complete an 80% earn-in. Subsequently, Magnum USA’s interest increased to 100%, with EMC’s interest diluted to a non-participatory 2% Net Smelter Royalty (NSR). After the signing of the Magnum USA/EMC joint venture agreement, EMC was acquired by Uranium One Inc. Energy Fuels became the owner of Magnum USA as a result of a merger in June 2009 whereby Magnum USA became a wholly-owned subsidiary of the Company.

The Company added additional properties to the San Rafael Project area through its acquisition of Titan. These properties are known as the Green River South properties, and is located south of the San Rafael Project area. These additional properties are held through EF Wyoming, one of the Company’s wholly-owned subsidiaries. These additional properties are not included in the San Rafael Technical Report.

History

The two core uranium deposits of the San Rafael Uranium Project, the Down Yonder and Deep Gold, were originally discovered by Conoco and Pioneer Uravan geologists in the late 1960s and 1970s to early 1980s, respectively. Exploration drilling was conducted just east of the core of the Tidwell mineral belt and north-northeast of the Acerson mineral belt. The area containing the deposits was considered to contain highly prospective paleo trunk stream channel trends. Some of the larger historic producing mines in the area were Atlas’ Snow, Probe, and Lucky Mines. The deposits in the San Rafael Project are peneconcordant, channel-controlled, sandstone-hosted, trend type, with mineralization hosted in the upper sandstone sequence of the Salt Wash Member of the Upper Jurassic Morrison Formation.

In addition to Conoco, Pioneer Uravan, and Atlas, the U.S. Atomic Energy Commission (“AEC”) and other companies (Union Carbide, EFN, and others) conducted exploration drilling and mining in the area. Some of these companies performed historic resource estimates on both the Down Yonder and Deep Gold deposits, but, they are not considered compliant with NI 43-101 standards. These resource estimates are of historical importance, were generated by senior mining companies with significant uranium exploration and production experience and are considered as relevant checks to the San Rafael Technical Report.

The San Rafael Technical Report updates information set out in two technical reports previously filed by Magnum USA. Those reports are “Down Yonder Uranium Project Emery County, Utah USA” prepared by Laurence E. Pancoast, Reg. Prof. Geol. #790, State of Idaho, dated March 3, 2008 and “Amended Technical Report on Magnum Uranium Corp.’s Deep Gold Uranium Deposit Emery County, Utah” prepared by Steve R. Sturm, CPG #08776, dated May 21, 2009. The San Rafael Technical Report combines the descriptions of the two deposits in the previous reports and includes discussions of all other known mineralized areas within the San Rafael Uranium Project area. Subsequent to the May 2009 Technical Report on the Deep Gold deposit, Energy Fuels purchased the Hollie claims from Titan in January 2011, giving Energy Fuels the rights to 100% of the Deep Gold deposit.

Geologic Setting

The San Rafael Project is located in a moderately sized topographic and structural low, locally known as the Green River Desert. Structurally, his low can be considered a narrow southern extension of the Uintah Basin. Several local features of the Colorado Plateau surround the area. The area is bounded on the west by the San Rafael Swell, a large assymetrical doubly plunging anticline, and on the east by the Paradox Basin/Paradox Fold and Fault Belt. The Nequoia Arch is located immediately to the south and to the north the Green River Desert merges with the larger Uintah Basin, although it is separated from the latter by the northwest-trending Book Cliffs.

Stratigraphically, all exposed consolidated rock units within the boundaries of the San Rafael Uranium District area are sedimentary formations deposited during the Mesozoic era (Trimble and Doelling, 1978). The oldest unit is the Triassic Moenkopi Formation which underlies the Chinle, Wingate, and Kayenta Formations. Jurassic rocks are, in ascending order, the Navajo, Carmel, Entrada, Curtis, Summerville, and Morrison Formations. The Cretaceous rocks, also in ascending order, include the Cedar Mountain and Dakota Formations, and members of the Mancos Shale. Alluvial and colluvial deposits of Quaternary age are scattered throughout the district. The Triassic rocks are both marine and continental in origin, whereas the Jurassic rocks are for the most part non-marine and most of the Cretaceous rocks are of marine origin.

The main host rock is the Salt Wash Member of the Upper Jurassic Morrison Formation. In the Deep Gold Deposit, the Salt Wash Member averages 220-feet thick in the Snow and Lucky Mines. In the Down Yonder Deposit, the Salt Wash Member is about 250 feet thick. It is composed predominantly of fine- to medium-grained sandstone interbedded with thin mudstone, claystone, and siltstone. Occassional conglomerate sandstone is also present. The Salt Wash sands are the result of fluvial processes that created a broad, regional alluvial plain deposited by northeast-flowing streams.

Exploration

Approximately 450,000 feet of historic drilling, conventional and core, from about 450 holes, has been conducted in the areas of the Deep Gold and Down Yonder deposits. Depth to mineralization at the Deep Gold in Section 23 averages 800 feet, with hole depths averaging approximately 1,000 feet. The depth to mineralization at the Down Yonder in Section 36 averages 970 feet, with hole depths averaging approximately 800 feet in Section 35 and about 1,100 feet in Section 36. Magnum USA purchased most of the available historic exploration data produced by the previous operators. A 100 hole, 100,000 foot drilling program is warranted to discover and define additional uranium resources. Total cost for this work would be $1.3 million to $1.5 million, based on an all-inclusive cost of $15/foot.

The Tidwell mineral belt and the San Rafael uranium district have been the sites of considerable historic exploration drilling and production, with over 4 million pounds of uranium and 5.4 million pounds of vanadium produced. Production from the Snow, immediately up dip of the Deep Gold deposit, which produced for nine years, starting in March 1973 and ending in January, 1982 consisted of 650,292 pounds of U3O8 contained in 173,330 tons of material at an average grade of 0.188% U3O8,

Mineralization

The Tidwell mineral belt, the main historic mining area in the San Rafael uranium district, is located updip and just west of the Deep Gold deposit and 2 miles west and northwest of the Down yonder deposits. Part of it lied within the western one-fourth and margin of Energy Fuels’ greater San Rafael Uranium Project land position. The Jackrabbit deposit is in the main part of the Tidwell district. Using Trimble and Doelling’s (1978) production figures for the district and taking into account subsequent Atlas Minerals in-house reports concerning later production from the Snow and Probe mines (Atlas Engineering Department, 1982; Gordon, 1982; Wilbanks, 1982), in excess of 4.0 million pounds of U3O8 and 5.4 million pounds of V2O5 have been produced from over 50 mines in the San Rafael uranium district to date. This production equates to roughly 1,000,000 tons of material mined, with a speculated 8 million pounds of uranium remaining.

The average thickness of the material mined is generally between 3.5 and 5.5 feet, with average grade dropping from roughly 0.35% U3O8 in the mid to late 1950’s to around 0.18% to 0.19% U3O8 from the Snow and Probe mines in the early 1980’s. Deposits generally have an elongate shape and preferred northeasterly orientation that mimics the orientation of the paleo-stream channels in which they occur. Uranium mineralization exists almost entirely at one stratigraphic level, the upper sandstone sequence of the Salt Wash Member of the Upper Jurassic Morrison Formation, as described above. The size of the deposits generally increases in a northerly to northeasterly direction and from the surface basinward, where optimal host rock types were deposited and favorable sandstone-mudstone ratios were produced during the development of the Acerson mineral belt. Size of deposits varies considerably, ranging from a few tons to semi-continuous to continuous clusters in excess of 150,000 tons. Historically, mine depths in the Tidwell Mineral Trend ranged from 40 feet along its west edge, to 300 to 400 feet further downdip to the east, and finally to about 600 to 700 feet downdip at the Snow and Lucky mines. The Jackrabbit deposit ranges in depth from 210 to 510 feet. Depths of the large uranium deposits, located just east of the Tidwell mineral belt, all or part of which are on Energy Fuels’ ground, include the Deep Gold deposit at about 775 to 1,000 feet, the 4484 deposit at about 900 feet, and the Down Yonder deposit at about 950 to 975 feet.

Drilling

Historic drilling of the Deep Gold deposit conducted prior to that performed by Magnum USA in late 2007 conprises 288,083 feet in 299 holes. Making up this total are 247 holes comprising 235,788 feet drilled by Pioneer Uravan during 1979 through 1981, and 52 holes comprising 52,295 feet drilled by Atlas from 1984 through 1986. Depth to uranium mineralization in Section 23 averages 800 to 1,000 feet. To the southeast at the 4484 deposit, the depths to the main mineralized horizon range from 1,000 to 1,130 feet. East of the Hollie claims, historic drill holes extended to almost 1,200 feet deep to penetrate the upper sandstones of the Salt Wash. At the North area, the mineralization depth ranges from 950 to 1,150 feet (west to east) in historic drill holes.

Rotary drilling conducted by Magnum USA throughout the western part of the Deep Gold deposit during the latter half of 2007 comprises 10,570 feet in 11 holes. The holes were either drilled as twins, in fills, or step-outs. Some of the holes with better intercepts include SR-15-07 with 4.0 feet of 0.470% eU3O8, SR-27-07 with 4.0 feet of 0.356% eU3O8, and SR-25-07 with 4.0 feet of 0.161% eU3O8. Depths of mineralization ranged from 773.5 feet to 826.5 feet in the northern part of the western edge of the Deep Gold deposit to 827.0 to 843.5 feet in the southern part of the western edge.

The Pancoast report (March 2008) states that approximately 160,000 feet of historic drilling, from a total of 151 holes, had been conducted on the Down Yonder deposit. This drilling consists of 119 holes placed in the Section 35 SITLA Lease area, the main part of the deposit, and another 32 holes placed in adjacent Section 35 just west of the SITLA Lease. The Down Yonder Mineral Resource map shows the known historic drill holes and the Magnum USA 2008 drilling. Hole depths average approximately 800 feet in Section 35 and approximately 1,000 to 1,100 feet in State Section 36. Magnum USA drilled 30 holes in the Down Yonder deposit area in 2008 which total 32,732 feet. A breakdown of the 119 historic drill holes on the Section 36 SITLA Lease is as follows: 96 Conoco holes, 7 of which are core and the remainder conventional rotary, all drilled in 1968 through 1970, 11 Union Carbide core holes and 2 rotary holes drilled in 1974 and 1975, and 10 EFN rotary holes drilled in 1978. A breakdown of the historic drilling in the adjacent Section 35 is as follows: 32 Conoco rotary holes drilled in 1968 through 1970 and two rows of rotary holes in 1973 trending in a northwest-southeast direction across the Silver Bell lease to the west/northwest and onto the Down Yonder in Section 35.

Sampling and Analysis

Historic sampling methods and approaches used by previous operators to determine the uranium content of their drill holes were based mostly on radiometric analysis by down-hole gamma-ray logging. Union Carbide’s method of exploration drilling usually entailed rotary drilling to a depth of a few feet above the Brushy Basin-Salt Wash contact and then coring through the host sandstone horizon into the underlying mudstone. Down-hole lot interpretation has historically been found to be an accurate representation of in situ grades for uranium mineralization in the San Rafael district. Magnum carried out radiometric down-hole gamma-ray logging of holes it had drilled throughout the San Rafael district. Concerning this work, the gamma portion of the down-hole logging tool was calibrated to the uranium content by probing standardized test puts containing similar mineralization type and anticipated grade, located at the DOE facility in Grand Junction, Colorado. Probe work was performed by Century Geophysical and Jet West Geophysical Services.

Mineral Resource Estimates

For purposes of the San Rafael Technical Report, no economic evaluation of the mineral resources was performed. Thus, the following estimate is solely a Mineral Resource. The combined Indicated Mineral Resource for the entire San Rafael Project comprises a resource of 758,000 tons @ 0.225% eU3O8 containing 3,404,600 lbs. of U3O8 and an Inferred Mineral Resource of 453,800 tons @ 0.205% eU3O8 containing 1,859,600 lbs. of U3O8. Using the historic District average recovered U3O8: V2O5 ratio of 1:1.35, this same tonnage could yield Indicated Mineral Resources of approximately 4,596,000 pounds V2O5 at an average grade of 0.30% V2O5. The same Inferred Mineral Resource tonnage could yield approximately 2,510,000 pounds V2O5 at an average grade of 0.28% V2O5.

Mining Operations

Although historic mining in the Tidwell mineral belt and at Atlas’s Snow, Lucky, and Probe Mines, immediately adjacent to Energy Fuels’ land position boundary has been by conventional underground methods, the possibility exists that ISR techniques for extraction of sandstone-hosted uranium at Energy Fuels’ Deep Gold and Down Yonder deposits may be feasible. To this end, preliminary data collection and hydrologic evaluation to study the viability of ISR has been recommended.

There are no current mining operations being conducted on the San Rafael Project.

Non-Material Mineral Properties

The Company holds additional non-material mineral properties in the Western U.S. and in Saskatchewan as follows:

Colorado Plateau District

Overview:

The Colorado Plateau district is an area encompassing approximately 20,000 square miles, straddling the border of southeastern Utah and southwestern Colorado (the “Colorado Plateau District”). The Colorado Plateau District includes the historic Uravan mineral belt. In addition to the Whirlwind, Energy Queen and Sage Plain material mineral projects described above, the Company has the following mining complexes in the Colorado Plateau District, each of which are currently considered to be non-material in today’s market conditions: the La Sal, Van 4, Sunday, and East Canyon (Rim) zones. The bulk of the mineral deposits in these Colorado Plateau District are contained in five areas: the Sunday Mine complex, which includes the Sunday/St. Jude, West Sunday, Topaz and Carnation mines; the La Sal Complex, which includes the La Sal, Beaver and Pandora mines; and the East Canyon Area, which includes the Rim mine. All of these areas have developed permitted mines either in operation or on standby. All of the mines are located approximately 65 to 152 miles northwest of the Company’s White Mesa Mill. Haulage of the ore from the mines to the mill is along County, State and U.S. highways.

The Uravan Mineral Belt in the Colorado Plateau District has a lengthy mining history, with the first shipment of mined materials made to France in 1898. World War II brought increased attention to the uranium mineralization in the Uravan area, and by the 1950’s this district was one of the world's foremost producers of both uranium and vanadium. Historical production has yielded an overall V2O5 to U3O8 ratio of 5.79:1. Production continued more or less uninterrupted until 1984 when low uranium prices forced the closure of nearly all operations. Production resumed in 1987, but ceased again in 1990. Except for limited production in 1998 and 1999 and 2003-2005, nearly all operations were shut down until 2006 when several of the mines re-opened, including many of the mines owned by Energy Fuels.

The uranium/vanadium deposits in the Colorado Plateau District were deposited as alluvial fans by braided streams. The shape and size of the mineralized seams are extremely variable. As a result, exploration and mining have historically involved conducting exploration to find a seam and then merely following its erratic path, with little exploration other than development drilling in the course of following the seam. The unusual nature of these deposits has therefore traditionally resulted in a limited amount of resources being dedicated to delineate mineral resources or mineral reserves prior to mining.

The Colorado Plateau District mining properties are held by a combination of unpatented claims on BLM and USFS lands, State leases, DOE leases, and leases with third parties. On the leased properties, there are typically uranium royalties payable ranging from 2.5% to 10.0% and vanadium royalties ranging from 4% to 12.5% . It should be noted that these royalties are only payable on ore recovered from specific claim areas and do not necessarily apply to the entire deposit.

Operations:

The Sunday/St. Jude, Topaz, West Sunday, La Sal and Pandora mines are all accessed by declines from the surface. The Beaver mine is accessed by a shaft and is connected underground to the Pandora and La Sal mines. The Rim mine is a combination of a shaft and decline access but at the present time is only accessed through the decline. The Sunday/St. Jude, West Sunday, La Sal, Pandora, Beaver and Rim mines are mature operating, or formerly operating mines, with extensive underground workings. The Topaz mine is relatively new with the initial development drift completed in 2007. The mining method is random room and pillar in which no set pillar pattern is established but rather both the size of the rooms and the pillars are variable and are defined by the deposit geometry. A typical room is about 20 feet wide with pillars as small as 12 feet square in highly mined areas.

Because of the limited height of the ore, mining must be quite selective in order to maintain a satisfactory production grade. This is done by following the mineralized zones closely and by the technique of “split shooting” wherein the ore and waste are blasted separately in a two-stage operation.

In June 2006, Denison, the previous owner and operator of the mines, announced that it was restarting mining activity in the United States with the re-opening of several mines in the Colorado Plateau District. Over a twelve month period, Denison re-opened five mines in the Colorado Plateau District. In late 2008, Denison began rehabilitation of the Beaver mine and this mine began shipping ore to the White Mesa Mill in February 2009.

As a result of declining uranium prices, Denison placed the Topaz mine on standby in January 2009. In March 2009, Denison placed the Rim and Sunday/St. Jude mines on standby, followed by the West Sunday mine which was placed on standby in October 2009.

In October 2012, Energy Fuels placed the Beaver mine on standby, due to decreases in commodity prices. The Pandora mine was placed on standby in December 2012. All of the mines are maintained so that they can be restarted with minimal effort.

The ore production by mine for 2007 through September 2012 is shown below.

	June 30	Jan 1 to
	to Sept	June 29,
Mine	30, 2012*	2012*	2011*	2010*	2009*	2008*	2007*
Beaver
Tons	11,412	23,809	48,176	42,941	33,701	729	-
% U3O8	0.23	0.23	0.23%	0.21%	0.18%	0.26%	-
% V2 O5	1.22	1.22	1.22%	1.11%	0.97%	1.41%	-
Pandora
Tons	7,671	20,896	41,254	48,099	79,750	52,623	32,444
% U3O8	0.21	0.21	0.22%	0.21%	0.23%	0.23%	0.25%
% V2O5	1.18	1.18	1.18%	1.15%	1.23%	1.22%	1.34%
Rim
Tons	-	-	-	-	3,475	2,238	-
% U3O8	-	-	-	-	0.07%	0.04%	-
% V2O5	-	-	-	-	0.70%	0.40%	-
Sunday/St. Jude
Tons	-	-	-	-	16,073	27,497	10,879
% U3O8	-	-	-	-	0.18%	0.19%	0.16%
% V2O5	-	-	-	-	0.97%	1.04%	0.86%
Topaz
Tons	-	-	-	-	1,506	9,707	7,753
% U3O8	-	-	-	-	0.09%	0.13%	0.16%
% V2O5	-	-	-	-	0.48%	0.70%	0.86%
West Sunday
Tons	-	-	-	-	26,132	30,121	16,526
% U3O8	-	-	-	-	0.18%	0.21%	0.17%
% V2O5	-	-	-	-	0.97%	1.13%	0.92%

*Production from all mines since June 30, 2012 has been for the account of Energy Fuels. All other production has been for the account of the previous owner, Denison Mines Corp.

No Mineral Reserve or Resource estimates have been prepared in accordance with NI 43-101 for any of these mines. The uranium grades shown above are based on probe grades taken when the ore arrives at the White Mesa Mill. The vanadium grades are based on historical uranium/vanadium ratios.

Permitting:

The Pandora, Beaver, La Sal and Rim mines are permitted for current operations. Air permits have been obtained where required. Storm Water as well as Spill Prevention Plans are in place at each of the Colorado Plateau District mines. These plans require regular monitoring and reporting.

Under Colorado laws, uranium mines are deemed to be Designated Mining Operations (“DMOs”). DMOs are required to submit an Environmental Protection Plan (“EPP”) that identifies the methods the operator will utilize for protecting human health, wildlife, property and the environment from potential toxic or acid forming material associated with the operations. The EPP must be submitted to the Colorado Division of Reclamation, Mining and Safety (“CDRMS”) for review and, after approval by CDRMS, will be subject to public comment.

Upon joint consultation with CDRMS, Denison, the previous operator, developed plans to collect the necessary data and perform characterization testing and prepare assessments of toxic substance exposures and transport necessary for preparation of the EPP for those mines.

Representative samples of ore, waste rock, and soils surrounding the mine sites were collected and analyzed. These analyses indicate that arsenic is the only constituent of possible concern. Studies were conducted on the mechanisms of arsenic liberation, transport, and possible exposure to the environment and biota. The surface and ground water environments were also investigated under the DMO assessment. Groundwater sampling wells were installed in the West Sunday mine to obtain samples of undisturbed groundwater and to assess possible impacts to water in contact with mine workings and the atmosphere.

The EPPs for the Sunday Mine Complex and the Van 4 mines were filed in 2009. The EPPs were approved on May 10, 2012. Pursuant to the Sunday Mine Complex EPP, groundwater monitoring wells are currently being installed at the mine, and ore pad liners must be installed prior to recommencement of mining.

In February 2009, the BLM approved an amended Plan of Operations (“PO”) for the Topaz mine, which included all of the mines in the Sunday Complex. The BLM also determined that there was a Finding of No Significant Impact (“FONSI”), as a result of its Environmental Assessment (“EA”) of the project. CDRMS had already approved the conversion of the Topaz mine 110 permit to a 112 permit, which will allow additional disturbance as needed for development and production at Topaz.

In March 2009, the Sheep Mountain Alliance, the Colorado Environmental Coalition, the Information Network for Responsible Mining and the Center for Biological Diversity jointly filed a petition to the BLM State Director for review of the approved PO and the FONSI and requested a stay of the Record of Decision (“ROD”). The petition focused on BLM’s alleged failure to review indirect and cumulative impacts, as well as inadequate review of water quality impacts.

The BLM State Director’s Office completed its review of the ROD regarding approval of the amendment of the PO for the Sunday Mines in September 2009. The stay was denied; however, the State Director remanded the ROD back to the local field office for further study and analysis. The data collection requirements mandated by the remand decision have been fulfilled and the reports of findings have been submitted. A monitoring well will be installed at the Topaz to address remand concerns and also fulfill EPP requirements.

As a result of routine permit applications for additional ventilation raises and exploration drilling for the La Sal Complex, the BLM, the USFS, and UDOGM requested that the PO and Utah Mine Permit for the La Sal Complex be amended to include the current operating plans. Materials required for the formal amendment of the PO and Utah Mine Permit have been submitted and are under review by the agencies. The amendment involves the preparation of an EA, which is proceeding through public notice, and a BLM ROD. Current operations are not affected during this amendment process, but new disturbance activities, such as installation of new vent shafts and exploration drilling (on public lands), have been deferred until the amendment process is complete.

Exploration Properties:

Willhunt:

Energy Fuels posted a technical report for the Willhunt property to SEDAR, which can be viewed at www.sedar.com, dated October 10, 2008 entitled “Amended Technical Report On Energy Fuels Resources Corporation’s Willhunt Property, San Miguel County, Colorado”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado, (the “Willhunt Technical Report”). Energy Fuels has leased the Willhunt property (40 unpatented claims) from Ur-Energy since September 14, 2006. The drilling program concentrated mainly on expanding the deposits that have been drilled previously. The historic drill hole data and the Energy Fuels drilling show two clear mineralized sandstone channels trending NW/SE, paralleling the ridge. A total of 15 holes were drilled in August 2008, totaling about 9,500 feet. The depths ranged from 540 to 680 feet. Results were generally favorable. This drilling was after the Willhunt Technical Report was initially filed, and not discussed in the Report Technical. Drill indicated resources were expanded considerably. The drilling produced five ore holes, one sub ore hole and two mineralized holes. This resulted in approximately 66,000 lbs. of U3O8 and 330,000 lbs. of V2O5 (not considered compliant at this time) that have not beenadded to the reported 43-101 resources. The 2008 drilling confirmed the continuance of the channel in the “exploration areas” of the Report. Since this is a non-material property, the Report has not yet been updated. The Willhunt property is contiguous with the Sunday Mine Complex property. Energy Fuels intends to prepare a new NI 43-101 Technical Report on the Sunday Complex, which will incorporate and update the Willhunt property information.

Farmer Girl:

Energy Fuels posted a technical report for the Farmer Girl property to SEDAR, which can be viewed at www.sedar.com, dated October 8, 2008 entitled “Amended Technical Report On Energy Fuels Resources Corporation’s Farmer Girl Property, Montrose County, Colorado”, prepared by M. Hassan Alief, Certified Professional Geologist, Alinco GeoServices, Inc. Lakewood, Colorado (the “Farmer Girl Technical Report”). Energy Fuels has leased the Farmer Girl property (29 claims) from Monogram Mining since October 1, 2006. Two drill projects have been completed on the Farmer Girl claims in 2007 and 2008. The 2007 Energy Fuels drilling is described in the Farmer Girl Technical Report. In 2008 subsequent to the Farmer Girl Technical Report, 12 holes were drilled. Results were generally favorable. Of the 12 holes drilled, five holes had a one foot zone ranging from 0.23 to 0.36% eU3O8. Another two holes had five feet of 0.03% eU3O8 showing a favorable environment. This resulted in approximately 18,000 lbs. of U3O8 and 85,000 lbs. of V2O5 additional, above the reported NI 43-101 resources, thoughnot considered compliant since the report has not been updated yet. The 2008 drilling confirmed the presence of mineralization in the exploration target areas. More drilling is needed to enlarge the known resources in order to make a decision as to go forward with permitting. Energy Fuels has approved drilling permits for another 15 holes.

Torbyn:

Energy Fuels posted a technical report for the Torbyn property to SEDAR, which can be viewed at www.sedar.com, dated January 7, 2009 entitled “Amended Technical Report On Energy Fuels Resources Corporation’s Torbyn Property, Mesa County, Colorado”, prepared by M. Hassan Alief, Certified Professional Geologist, Alinco GeoServices, Inc. Lakewood, Colorado (the “Torbyn Technical Report”). Energy Fuels has leased the Torbyn (Tenderfoot Mesa) property (70 claims) from Rimrock Exploration and Development, Inc. since July 1, 2006. Four drill projects have been completed on the Torbyn claims in 2007, 2008, 2009 and 2012. The 2007 Energy Fuels drilling is described in the Torbyn Technical Report. Subsequent drilling (12 holes drilled in 2008 total 4,755 ft. and in 2009, six holes were drilled which total 2,350 feet) added resources in the exploration target areas defined in the Report by approximately 51,500 lbs. of U3O8 and 206,000 lbs. of V2O5 which is not considered compliant at this time. The drilling in 2012 was designed to look for extensions of the mineralization in three directions near the mine, finding the sandstone to be very favorable in one of those directions. More drilling is needed to enlarge the known resources near this mine in order to make a decision as to go forward with permitting.

Department of Energy (DOE) Lease Tracts:

Energy Fuels was the successful bidder in May 2008 on four of the DOE tracts offered for lease in the Uravan Mineral Belt in western Colorado (C-SR-16A, C-CM-24, C-G-26, and C-G-27). Three other leases were acquired by Energy Fuels, the second highest bidder, in 2009 when the initial lessee did not renew (C-SR-12, C-AM-19A and C-AM-20). A fourth lease was assigned to Energy Fuels from the initial lessee, Zenith Minerals, in 2010 (C-AM-19). A law suit filed against DOE in November 2008 by nongovernmental organizations alleged DOE should have performed an EIS on each individual lease tract instead of a Programmatic Environmental Assessment (PEA) on the combined leases. The court ruled in favor of the plaintiffs in June 2011. In the ruling, the court-ordered the preparation of a Programmatic Environmental Impact Study, which is currently underway. The court also stayed the leases in June 2011, prohibiting any surface disturbing work until the EIS is completed. DOE therefore suspended the annual lease payments until the final decision on the EIS. DOE will also add onto the end of the lease initial term the length of time it takes from the stay until the Final EIS record of decision, assuming the decision allows work to resume. Presently, DOE estimates the draft EIS will be available for public comment about Feb. 15, 2013 and that it will probably be about a year later before the Final EIS and record of decision is issued.

  C-SR-12: Much shallow historic mining took place here in the Salt Wash along with historic drilling. This is the southernmost lease in the Uravan Mineral Belt, in the Slick Rock district. Energy Fuels has some information on the past exploration and some mine maps. There is moderate potential for undiscovered mineralization in the southeast, deeper portion of the lease. No exploration drilling has been conducted by Energy Fuels, although plans for exploration drilling were made just prior to the court order requiring the EIS that does not allow surface disturbing activities until the completion of the EIS. Energy Fuels has done Reclamation In Lieu of Royalty (“RILOR”) on this lease for part of the cumulative annual advanced royalty for all of Energy Fuels’ DOE lease tracts.
  C-SR-16A: This lease is in the Slick Rock district. Much shallow historic mining took place here in the Salt Wash along with historic drilling. Energy Fuels has limited information on the past exploration. There is limited potential for undiscovered mineralization in the south, deeper portion of the lease. Energy Fuels has performed RILOR on this lease for part of the cumulative annual advanced royalty for all of Energy Fuels’ DOE lease tracts. No exploration drilling has been conducted by Energy Fuels.
  C-AM-19A: In a letter dated June 25, 2009, DOE notified EFRC that two of the lease tracts on Atkinson Mesa were relinquished by the high bidder. These leases, C-AM-19A and C-AM-20 (see below), were offered to the Company as the next highest bidder. Energy Fuels accepted both leases. Atkinson Mesa is in the heart of the Uravan Mineral Belt and has seen significant past production. The The Atomic Energy Commission (the “AEC”) conducted exploration in many areas of the Uravan Mineral Belt in the late 1940’s resulting in land withdrawals that became the lease tracts. The United States Geological Survey (USGS) performed extensive exploration drilling in the early 1950’s. Besides the King Solomon mine (see C-AM-19, below), total historic production from Atkinson Mesa has exceeded 1,092,900 lbs. of U3O8 and 5.6 million lbs. of V2O5. Much of this was from patented claims covering the Salt Wash outcrop on the south and west benches of Atkinson Mesa (called the Dolores Bench). Energy Fuels purchased 18 patented Dolores Bench claims from Umetco in May 2012. Energy Fuels has done a cursory engineering examination to ascertain the extent and conditions of the workings of some of the mines. The mines explored were generally found to be in very good condition throughout. The condition of the mines indicate a reasonable prospect in the future of successfully rehabilitating the workings for access to the southern part of C-AM-19A, and adjoining lease blocks. Energy Fuels has performed RILOR on this lease for part of the cumulative annual advanced royalty for all of Energy Fuels’ DOE lease tracts. No exploration drilling has been conducted by Energy Fuels.
  C-AM-20: This lease is contiguous to the east of C -AM-19A (see above). Cotter Corporation held these leases in the 1970’s and did considerable drilling, later transferring them to Umetco. Energy Fuels has performed RILOR on this lease for part of the cumulative annual advanced royalty for all Energy Fuels’ DOE lease tracts. No exploration drilling has been conducted by Energy Fuels.

  C-AM-19: Energy Fuels acquired this lease from Zenith Minerals, with DOE approval of the assignment for a 2% overriding royalty to Zenith Minerals. This lease is contiguous on the west side of Energy Fuels’ C-AM-19A lease (see above). It was the site of the King Solomon mine. The King Solomon mine, after consolidation with several smaller mines on contiguous patented claims (now owned by Energy Fuels) was one of the largest mines in the Uravan Mineral Belt, producing over 6 million lbs. of U3O8. No exploration drilling has been conducted by Energy Fuels.
  C-CM-24: Several well mineralized historic drill holes exist on the lease. It is located on Club Mesa in the heart of the Uravan Mineral Belt and has seen significant historic production. Energy Fuels drilled eight holes in 2009, with depths ranging from 280-340 feet. The drilling concentrated on the southwestern corner of the lease block. This area has had favorable drill results in the past with a fairly well defined deposit. Over all, the sandstone thickness was favorable in most holes and intercepts were at the same depths as the information from previous drilling showed. Three holes intercepted mineralized zones ranging from 1.5 ft. of 0.018% eU3O8 to 6.5 ft. of 0.095% eU3O8, including 2.0 ft. of 0.182% eU3O8.
  C-G-26: This lease and C -G-27 (see below) are at the northern end of the Uravan Mineral Belt, in the Gateway district. Pioneer Uravan drilled extensively on this lease in the late 1970’s. Energy Fuels purchased historic data from the previous operators. This data contains all the original Pioneer Uravan logs and maps which, when fully evaluated, will result in a resource estimate that will be 43-101 compliant. Energy Fuels drilled six holes in November 2009, totaling 3,680 feet. The holes locations were chosen as an attempt to expand the historic resources near the southern edge of the lease, and not as close offsets for verification drilling. Low grade mineralization was found. Energy Fuels has performed RILOR on this lease for part of the cumulative annual advanced royalty for all Energy Fuels’ DOE lease tracts. A historic producing mine, the New Verde mine, occurs mostly on the HC claim block (described below), joining G-26 on the south, but the portal area lies on C-G-26 lease tract. The mine portal has been reclaimed by previous operators. In 2010, Energy Fuels personnel removed a bulkhead to inspect the workings on the DOE tract. The reconnaissance continued through the remainder of the mine on the adjoining unpatented claims. Approximately 4,800 feet of the main haulage was inspected. The examination advanced to an area that is approximately 300 feet south of the south boundary of the C-G-26 tract where the historic resources are located. The mine was generally found to be in very good condition throughout. The only water observed was contained in a sump. All these factors indicate a reasonable prospect in the future of successfully rehabilitating the workings for access to the southern part of C-G-26.
  C-G-27: Pioneer Uravan drilled extensively on this lease in the late 1970’s. Energy Fuels’ current personnel evaluated the Pioneer Uravan data and estimate a moderate-sized historic resource occurs on the tract. Energy Fuels purchased some historic data on this property and has consulted with the previous operator of many of the historic small mines in the area. The historic data and anecdotal reports indicate many areas of drilled mineralization that have not been mined. Energy Fuels has performed RILOR on this lease for part of the cumulative annual advanced royalty for all Energy Fuels’ DOE lease tracts.

HC Claims (Calamity Mesa):

Energy Fuels has leased the HC claims (Calamity Mesa) property (45 claims) from Rimrock Exploration and Development, Inc. since March 8, 2007. Three drill projects have been completed on the HC claims in 2007, 2008, and 2009. The 2007 project focused on exploring near the southwest end of the historic New Verde mine. The other two projects were in the area just south of the historic resource north of the New Verde mine on the adjoining DOE lease, C-G-26. Energy Fuels has maps by the previous operator showing the mine workings and historic drilling. It will remain a low-priority exploration project until the DOE EIS is complete.

Yellow Cat (Ethan and YC claim groups, plus Utah State leases):

The Ethan exploration project (32 claims and 2 Utah SITLA Leases) was purchased from Future Energy in 2006. Future Energy retained a 2% overriding royalty. The 206 YC claims are contiguous, as are the four other Utah SITLA Leases. Denison acquired the claims from WCUL in 2011. Historic drilling, mostly by Pioneer Uravan in the 1970’s has identified a moderate-sized deposit in the Salt Wash on this claim group. There has been no exploration by Energy Fuels to date, but the larger property is retained for the good potential due to location near historic mines and other historic drilling.

Mag Pie/Dry Creek:

Energy Fuels entered a Mining Lease Agreement with Sutherland Brothers Drilling in December 2010 covering 118 claims, of which 61 are still held. The property was originally offered to Energy Fuels by Zenith Minerals; however, Zenith Minerals still owed a rather large final installment to Sutherland Brothers. Zenith Minerals returned the property to Sutherlands, allowing for the Energy Fuels acquisition, with Zenith Minerals retaining a 2% overriding royalty. The property is on the north side of Gypsum Valley and includes several historic producing mines, including some of the Mexico group and the Sego mine. To the east of the Mag Pie property is the Dry Creek claims. These 100 claims were staked by Denison covering a prospective area with minor historic exploration drilling, some showing favorable conditions for uranium deposition.

Avocet:

Denison staked five claims in 2007 in an area known to contain a small historic deposit based on drilling by Cotter Corporation. The property is about 4½ miles southeast of the Whirlwind Mine.

West Lisbon JV (Mesa-BZU); DAR-RAD claims:

Energy Fuels and Mesa Uranium Corporation (along with its subsidiary, BZU Holdings, Inc.) formed a joint venture, called West Lisbon LLC, in May 2008 for future exploration on a group of 60 claims (the DAR group) located north and west of the north end of the Lisbon Valley uranium district. Energy Fuels is the manager for both exploration and mining on the joint venture properties. The most prospective target is the basal channel sandstones and conglomerates of the Triassic Chinle formation, known as the Moss Back member. The Moss Back has produced approximately 70,000,000 lbs. of U3O8 from historic mines in the Lisbon Valley/Big Indian District. The underlying Permian Cutler formation is also prospective, consisting of interbedded sandstones and mudstones. There has been about 8,000,000 lbs. of uranium produced from the Cutler in the same district. An angular unconformity exists between the Chinle and the Cutler with the Cutler dipping steeper to the west than the Chinle beds. Deposits in the Cutler form where Cutler sandstones are in contact with the Moss Back, and continue short distances down dip of the contact. The Chinle and Cutler target horizons range from about 1,000 feet to 1,350 feet deep. Historic wide-spaced exploration drilling by Energy Fuels Nuclear in the late 1980’s encountered scattered mineralization (from 0.02% up to 0.22% eU3O8) in 50% of the holes drilled on land now covered by the DAR claims.

On December 1, 2010, an amendment was made to add 34 more claims to the West Lisbon LLC. The RAD claims were staked by BZU Holdings in April 2007. Mesa offered these to West Lisbon LLC under the same terms as the DAR; that is a 50:50 shared expenditure agreement to conduct exploration. The RAD claims lie contiguously along the east side of the DAR group. This is the up-dip direction where the target horizons are somewhat shallower. The RAD group boundary is less than ½ mile west of the historic producing North Alice (slightly over 4.5 million pounds historic production), Far West, and Radon mines.

Due to the lack of data, Energy Fuels does not carry any historic resources on the DAR claims, nor on the newly acquired RAD group. Vanadium occurs in both the Chinle and Cutler at concentrations too low to be economic in the northern Lisbon Valley District. No exploration drilling is planned until there is a sustained higher price for uranium.

Arizona Strip:

On June 30, 2008 the Company along with Royal USA Inc. (a subsidiary of Aldershot) completed the formation of the Arizona Strip Partners LLC (“ASP”), a joint venture created to explore uranium properties on the Arizona Strip located in Northern Arizona. The Company acquired Royal USA Inc.’s interest in the joint venture on October 1, 2012 (See “Mineral Projects – Sage Plain Project”), giving the Company a 100% interest in ASP.

ASP currently owns a number of mining claims in Arizona that are in the exploration stage, and have no underground or surface facilities. No exploration expenditures are planned for these claims in FY 2013.

Cedar Mountain:

Energy Fuels acquired control of this project in the 2009 acquisition of Magnum USA. It is an exploration play. It consists of one SITLA LEASE in Section 36, T18S, R10E, S.L.M., and 29 federal lode mining claims. The Cedar Mountain property lies just west of the north-plunging axis of the San Rafael Swell, about 20 miles northwest of the San Rafael Project area. The deposit lies wholly in Section 36, which is a plateau capped by the Buckhorn Conglomerate. Below the Buckhorn is the Brushy Basin Member of the Jurassic Morrison Formation composed of fine-grained clastic rocks including claystone, limy claystone and mudstone, mudstone, siltstone, and sandstone. The uranium mineralization is situated in the upper portion of the Brushy Basin. A total of 61 holes have been drilled in the area of the deposit. Mineralized intercepts range from 1.5 - to 68-feet thick, but average about 25-feet thick. Corrected grades (due to disequilibrium) range as high as 0.16% eU3O8, but average about 0.052% eU3O8. Holes containing material grading up to 0.6% eU3O8 and 0.7% eU3O8 exist west of and below the plateau rim and have not been off-set. Mineralization is about 100 to 120 feet below the surface.

Martinez Canyon:

Energy Fuels acquired control of this project in the 2009 acquisition of Magnum USA. It is an exploration property with a drilled-out resource in need of confirmation drilling. The property lies four miles SSE of Canillon, New Mexico and within the Carson National Forest, Rio Arriba Co., New Mexico. It consists of 18 federal lode mining claims (MAG claims) staked by Magnum USA with no royalty. The core MAG claims overlay 10 “BB” claims, owned by Betty Tucker. These cover the known deposit. The conflict with Tucker needs to be resolved. It is a typical channel-controlled and/or fault-related deposit hosted in the upper portion of the Jackpile Member of the Jurassic Morrison Formation. Most of the uranium is located at a depth of 200-250 feet below the surface. The project is located in northern New Mexico at the southern edge of the Chama Basin. Outcrop exposure is poor throughout the project area; however an abundance of ferruginous quartzose sandstone occurs as float at the surface over the resource and is thought to be Dakota sandstone. Mineralization occurs at the top of the Jackpile member of the underlying Morrison Formation.

Wyoming - 35-75 Property:

Magnum USA acquired a 1,080 acre land package located in Converse County, Wyoming via a combination of staking and leasing. The property is comprised of 26 federal lode mining claims and two private leases. During 2006, Magnum USA purchased geological data on the 35-75 property for $200,000. In November 2007, Magnum USA announced a large and statistically significant radon anomaly on its 35-75 property. The alpha track radon survey discovered an anomaly which is approximately 2,500 feet long and 2,000 feet wide covering an area of 87 acres.

This property is immediately adjacent to Cameco Corporation’s Smith Ranch ISR operation. During FY-2010 the Company conducted discussions with several parties regarding the sale of the property; however, the Company did not receive any offers for the property and, accordingly, wrote off $404,000 in acquisition and deferred costs associated with this property.

The 35-75, Wild Buck, and Turnercrest (also Wyoming properties acquired with the Magnum acquisition in 2009) were sold to Tigris Uranium in November 2011 for approximately $400,000.

Burnt Pond, Newfoundland:

Energy Fuels holds a 100% interest in the Newfoundland property known as Burnt Pond which is prospective for both zinc and copper, consisting of 20 mining claims totalling 725 hectares. The property is located approximately 38 kilometers east of Buchans and approximately 55 kilometers west of Grand Falls in the Tally Pond Belt of volcanic and sedimentary rocks of central Newfoundland. In April 2008, the Burnt Pond mining claims were transferred to Energy Fuels Exploration, Inc. a 100%-owned subsidiary of Energy Fuels Inc.

In August 2008, Energy Fuels personnel reviewed core data samples held by the Canadian Government and were granted permission to access raw data from a forthcoming survey to be completed by adjacent property holders. Following the review and interpretation of such data, the Company explored the possibility of optioning the property to another mining company for further exploration. There is no expenditure commitment on this property. The annual cost to maintain this property is approximately $600.

Due to uncertainty regarding the ability to sell the property or enter into a joint venture with another mining company operating in the same area, the Company chose to write-off all costs incurred to date in the amount of $0.68 million.

Athabasca Basin, Saskatchewan:

In January 2006, Magnum Uranium Corp. (“MUC”), a wholly-owned subsidiary of the Company, completed the acquisition of a 100% interest in 416,000 acres in Saskatchewan, Canada. Since that time, the property position has been reduced to less than 50,000 acres. The property acquired by MUC has an estimated maximum depth to the Basin floor at the western edge of 600 meters.

In May 2007, MUC entered into a joint venture agreement with Triex Minerals Corporation (“Triex”) providing Triex with the right to acquire up to a 70% interest in a portion of the Athabasca claim position known as the Stony Road. As of April 30, 2009, Triex had incurred exploration expenditures of approximately $2.00 million earning its first option and a 60% interest in the property. At that point, Triex notified MUC that it did not intend to exercise its second option for an additional 10% interest and accordingly, a 60/40 joint venture will go forward with Triex as operator.

In March 2009, Triex completed drilling on a high priority target identified by programs conducted by MUC during 2007 to 2008. The results reported by Triex from the drilling did not yield results that encouraged continued investment in the Stony Road property, therefore Triex wrote off their costs invested in Stony Road in the amount of $2.07 million at the end of their fiscal year ended July 31, 2009.

As a result of the Triex write-off and the fact that the Company’s Athabasca Basin properties fall outside its core area of interest, the Company elected to write-off all costs associated with the Athabasca Basin properties, which totalled $2.85 million

Historical Estimates

On several of Energy Fuels’ mineral properties, estimates of Mineral Reserves or Mineral Resources have not been prepared in accordance with NI 43-101; however, historical mineral resource estimates exist for the projects, as discussed below. A Qualified Person within the meaning of NI 43-101 has not done sufficient work to classify these historical estimates as current Mineral Resources or Reserves. The Company is not treating the following historical estimates as current Mineral Resources or Reserves.

In 2007, Denison acquired five uranium deposits located in the Arizona Strip district in northeastern Arizona from Pathfinder, including four breccia pipe type deposits (EZ 1, EZ 2, WHAT and DB 1) and a sandstone hosted deposit occurring at surface and gradually becoming deeper towards the north (Moonshine Springs). These properties were all acquired by Energy Fuels when it acquired the US Mining Division on June 29, 2012.

Shown below are the historical mineral resource estimates for the DB 1 and Moonshine Springs deposits as presented by Pathfinder to Denison and estimated in 1996. No cut-off grades have been reported for the DB 1 breccia pipe deposit, while a 0.05% U3O8 cut-off has been used for Moonshine Springs.

Pathfinder Historical Estimates(1)(2)

	Tons	Grade	Pounds of U3O8
Deposit	(,000)	% U3O8	(,000)

DB 1	103.6	0.44%	905
Moonshine Springs	761.7	0.16%	2,483

Notes:

(1)	The historical estimates do not comply with the requirements of NI 43-101. CIM definitions are not used.
(2)	The historical estimates cannot be verified and the estimates are not necessarily indicative of the mineralization on the property.

The Pathfinder historical estimates are based on data, reports and documentation obtained from COGEMA Mining Inc. (now AREVA), which have not been verified by Energy Fuels. The properties will require considerable further evaluation to upgrade this historical estimate to a current Mineral Resource estimate, which Energy Fuels’ management and consultants intend to carry out in due course.

On the Colorado Plateau district, the Company mined uranium and vanadium bearing ore from its Sunday and Rim mines from November 1997 to mid-1999, then the Topaz, Sunday/St. Jude and West Sunday mines beginning in 2008 to 2009, and mined such ores from its Pandora and Beaver mines until October 2012.

The mineral resource estimates shown below are based on historical estimates prepared by EFN prior to 1997, adjusted for production from the Colorado Plateau mines.

Colorado Plateau Historical Estimate(1)(2)(3)(4)

	Mineral Tons		Pounds U3O8		Pounds of V2O5
	(,000)	% U3O8	(,000)	%V2O5	(,000)
Colorado Plateau	1,168	0.21	4,995	1.19	27,909

Notes:

(1)	These estimates relate to the La Sal Complex (including the Beaver, Pandora La Sal mines and Redd Block properties), the Sunday Mines Complex (including the Sunday, West Sunday, Carnation, St. Jude and Topaz mines), and the Rim and Van 4 mines.
(2)	The historical estimate does not comply with requirements of NI 43-101. CIM definitions are not used.
(3)	The historical estimate cannot be verified and the estimate is not necessarily indicative of the mineralization on the property.
(4)	The historical estimate has been adjusted by Energy Fuels to reflect actual mine production by Energy Fuels.

The Colorado Plateau historical estimates are based on data, reports and documentation obtained from and prepared by previous operators. Much of the historic information is derived from a 1996 report prepared by EFN and has not been verified by the Company.

Generally, EFN considered a minimum thickness of 1.0 foot of 0.2% eU3O8 in drill holes as “ore” in their “mineable reserves” category. They also considered broken rock with grades down to 0.1% eU3O8 as “ore” in their “mineable reserves” category.

EFN provides a definition of “mineable reserves” as “an estimate of quantities of mineralized material that can be mined and processed at current costs, and sold into a Commodities Market at reasonably projected price levels accounting for mining dilution, mining extraction, and process recoveries. They are comparable to the categories Measured and Indicated Reserves, as defined in USGS Circular 831.”

The properties will require considerable further evaluation to upgrade this historical estimate as a current Mineral Resource estimate, which Energy Fuels’ management and consultants intend to carry out in due course.

Quality Assurance and Quality Control Procedures and Protocols

The following section details the Quality Assurance and Quality Control (“QA/QC”) procedures and protocols for all exploration programs operated by Energy Fuels.

All uranium exploration technical information is obtained, verified and compiled under a formal QA/QC assurance and quality control program in the southwestern United States. The following details the protocols used by all Energy Fuels staff and consultants.

Processes for Determining Uranium Content by Gamma Logging

Exploration for uranium deposits in the southwest United States typically involves identification and testing of permeable sandstones within reduced sedimentary sequences. The primary method of collecting formation is through extensive drilling and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made.

The radiometric (gamma) probe measures gamma radiation which is emitted during the natural radioactive decay of uranium. The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse. The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma cps data.

If the gamma radiation emitted by the daughter products of uranium is in balance with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement. Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of and type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.

The basis of the indirect uranium grade calculation (referred to as "eU3O8" for "equivalent U3O8") is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe's sensitivity is measured against a known set of standard "test pits," with various known grades of uranium mineralization, located at the DOE’s Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe "K-Factor," and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

Core Sampling, Processing, and Assaying

Core samples are collected for a number of purposes: verification of lithology as determined from geophysical logging and examination of drill cuttings, determination of uranium content as a general check of gamma probing to determine if gamma measurement and chemical uranium content are close to balance (this is referred to as "radiometric disequilibrium"), whole rock analysis, and specific geochemistry for uranium species and other minerals of interest. Typically core is only taken over select intervals of interest as identified from logging of drill holes. This reduces the amount of core through barren zones or horizons of no interest and greatly reduces overall exploration costs.

Core diameter is typically 2½ – 3¼ inches. For zones selected for laboratory analyses, one half of the core will normally be used. The minimum length of core submitted is usually one foot and the maximum length per sample is two feet. Sample intervals are selected by geologists in the field based on lithology, oxidation/reduction, and uranium grade (from gamma logging and from hand-held gamma counters).

Core samples are prepared at the White Mesa Mill in Blanding, Utah. Samples are crushed and then ground to -200 mesh. The sample pulps are split to 250 to 300 grams for laboratory work.

Quality Assurance and Quality Control Measures

Drill hole logging is conducted by Energy Fuels in-house personnel. The logging capabilities are designed specifically to meet Energy Fuels’ logging requirements in the southwest United States. The tools, and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado. Energy Fuels has retained the services of a senior geophysical consultant to oversee training, implementation, and quality control protocols for the southwest United States’ operations. All tools are checked and calibrated before being used in the southwest United States and a variety of system checks and standards are also established for routine checking and calibration of tools.

Drill hole logging data is stored on digital media in the logging truck at the exploration sites. The digital data are periodically brought in from the field locations to the Egnar, Colorado field office. The raw and converted logging data are copied and then sent via e-mail to Energy Fuels’ Denver, Colorado office, where all data is checked and reviewed.

Samples of drill core are chosen on the basis of radiometric data collected during core logging. This radiometric data is obtained by using a hand held scintillometer. The general concept behind the scintillometer is similar to the gamma probe except the radiometric pulses are displayed on a scale and the respective count rates are recorded manually by the geologist logging the core. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades. However, it does allow the geologist to identify uranium mineralization in the core and to select intervals for geochemical sampling.

Additional samples are collected above and below the horizons of interest in order to "close-off" sample intervals. Sample widths are selected according to radiometric values and lithologic breaks or changes. All reasonable efforts are made to ensure that splitting of the core is representative and that no significant sampling biases occur. Once the sample intervals are identified, an exclusive sample number is assigned each interval and recorded by the on-site geologist.

After the geological logging of the core and sample selection, all of the selected sample intervals of drill core are split longitudinally at the drill site. One half of the core is placed in a new sample bag along with a sample tag corresponding to the sample number. The other half of the core is re-assembled in the core box and stored for future reference. Samples are stored at the Egnar, Colorado office under the supervision of the project geologists and delivered to either the White Mesa Mill or Activation Laboratories Ltd. for preparation. As standard procedure, field duplicates are included in assay suites sent to the laboratories, and reference samples are used to verify laboratory controls and analytical repeatability.

THE PIÑON RIDGE MILL

On July 18, 2007, Energy Fuels acquired an 880 acre site approximately 12 miles west of Naturita, Colorado in the ParadoxValley of western Montrose County, Colorado, on which to build the proposed Piñon Ridge Mill. The site is large enough to accommodate the proposed mill, which would be the first conventional uranium mill to be constructed in the U.S. in over 30 years.

With the recent acquisition by the Company of the White Mesa Mill, the Company no longer needs to construct the Piñon Ridge Mill in order to meet its planned production for the foreseeable future. Therefore, the Company does not intend to proceed with construction of the mill at this time. However, the Company considers the licenses and permit to construct the Piñon Ridge Mill to continue to be valuable assets, which will allow the Piñon Ridge Mill to be constructed as a second mill in the western United States, should market conditions warrant. As a result the Company intends to continue to finalize the permitting process for Piñon Ridge.

Initial engineering studies indicate the Piñon Ridge Mill would be designed with a capacity of 500 tons per day (tpd) of ore throughput, with a design footprint that could be expanded to 1,000 tpd if market conditions warrant and subject to the regulatory approval process for permit modification. In addition, the mines in the Uravan Mining District produce vanadium as a mineral associated with uranium. The presence of vanadium in these deposits effectively lowers the cost of uranium extraction. At historical U3O8 and V2O5grades typical for the region, the Piñon Ridge Mill would be designed to produce between 1.6 million and 2.0 million pounds of U3O8 and 5 million to 8 million pounds of V2O5 per year.

In July of 2008, Energy Fuels applied to Montrose County, Colorado, for a Special Use Permit for the Piñon Ridge Mill, requesting that the land use designation for the 880 acre mill site be changed from “General Agricultural” to “Mineral Resource Operation Facility”. The county permitting process required Energy Fuels to work through three levels of County regulation including the West End Planning Advisory Committee, the Montrose County Planning Commission, and the Montrose County Board of County Commissioners (“MCBOCC”). There were a total of six public meetings with three separate project presentations and more than 30 hours of testimony from over 300 interested parties, including residents of Montrose County, and many from outside the county. On September 30, 2009, the Special Use Permit was unanimously approved by the MCBOCC. On October 30, 2009, a complaint was filed by Sheep Mountain Alliance (“SMA”), a non-governmental organization, against the MCBOCC citing technical deficiencies in the permitting process. On February 4, 2011, Judge James Schum of the State of Colorado District Court in Montrose County denied the legal challenge by SMA. On March 18, 2011, SMA appealed the District Court’s decision to the Colorado Court of Appeals. On December 8, 2011, the Colorado Court of Appeals upheld the District Court’s decision. SMA did not appeal this decision to the Colorado Supreme Court. Therefore the Special Use Permit is final and cannot be appealed further. The Special Use Permit has a term of 7 years, after which it must be renewed.

On November 18, 2009, Energy Fuels filed its application with the CDPHE for a Radioactive Materials License (the “Piñon Ridge License”) for the Piñon Ridge Mill. On December 18, 2009, Energy Fuels was notified by the CDPHE that the License application was determined to be complete. That decision moved the application into the technical adequacy review process, which is driven by compliance with applicable regulations and based on design and findings of fact regarding environmental impacts, operations, and health and safety for the community and mill employees.

During the technical phase of the license application review process, Energy Fuels received four Requests for Information (“RFI”) from the CDPHE regarding technical questions on the License application. This is standard process and the Company submitted its final response to the RFI’s on November 12, 2010. Energy Fuels also conducted two mandatory public hearings during the technical review phase. The first meeting was held on January 21, 2010 in Nucla, Colorado and the second meeting was held on February 17, 2010 in Montrose, Colorado. The CDPHE held five additional public hearings in towns located in Montrose and San Miguel counties during June 2010 and July 2010. All meetings were well attended with testimony presented by both supporters and opponents.

On April 19, 2010, Montrose County submitted its comments to the CDPHE regarding the Environmental Report for the Piñon Ridge Mill. This action established the statutory deadline of January 17, 2011 for a decision by the CDPHE on the License application. On January 5, 2011, Energy Fuels was granted conditional approval by the CDPHE for the License. The conditional approval granted Energy Fuels 60 days to review the License and to decide whether to request a formal hearing on any terms and conditions of the License. Energy Fuels did not request a hearing and accordingly, the CDPHE License approval became final on March 7, 2011. The License approval was the most significant hurdle to be completed before Energy Fuels is allowed to build and operate the Piñon Ridge Mill.

On February 8, 2011, SMA filed a complaint in State District Court, City and County of Denver, Colorado, against CDPHE and named the Company’s wholly-owned subsidiary, EFRC, as an indispensable party whose rights are directly affected by the disposition of the case. The complaint sought to invalidate the issuance of the License to EFRC by CDPHE and alleges that the License was issued without compliance with the substantive and procedural requirements of Colorado Radiation Control Act and the federal Atomic Energy Act, both of which are implemented by the CDPHE.

On February 23, 2011, the CDPHE filed a comprehensive motion to dismiss SMA’s lawsuit. On March 10, 2011, EFRC filed its own motion to dismiss SMA’s lawsuit. On May 25, 2011, the motions by CDPHE and EFRC to dismiss were denied by the court. The decision by the court addressed issues of jurisdiction and standing of the plaintiffs and did not review or address any facts or substantive aspects of the complaint. In November 2011, the Towns intervened as additional plaintiffs.

On June 13, 2012, Denver District Court Judge John N. McMullen ruled in favor of the CDPHE and Energy Fuels on the ten substantive environmental, health and safety claims in the lawsuit challenging the CDPHE’s issuance of the License to Energy Fuels for the proposed Piñon Ridge Mill. The Judge ruled partially in favor of the Plaintiffs, SMA and the Towns, on one procedural claim, ordering an administrative hearing. The License was set aside, pending the outcome of the hearing. The hearing was conducted on November 7, 2012 to November 13, 2012. In accordance with the District Court’s June 13, 2012 order, CDPHE must issue a new License decision by April 2013.

On October 11, 2012, prior to the administrative hearing, the Company announced a settlement with the Town of Telluride and San Miguel County, Colorado. As a result of this settlement, these entities did not participate in the administrative hearing. The Town of Ophir remains a party, but is no longer represented by counsel. In its settlement with the Town of Telluride and San Miguel County, the Company agreed to an increase in the reclamation surety for the Piñon Ridge Mill up to $15 million, and agreed to certain monitoring, transportation and other obligations, all of which would apply only upon construction of the Piñon Ridge Mill.

Aside from the License, the remaining primary permit to be received is an air quality permit from CAPCD. After submittal of the Reasonably Available Control Technology Report on April 29, 2010 and the Air Dispersion Modeling Report on May 28, 2010, the air quality permit application was determined to be complete. The air modeling for the project was approved by CAPCD in August 2012, and a draft permit has been prepared. A permit decision is expected in early 2013 after a public comment period.

ENVIRONMENTAL AND SAFETY MATTERS

The Company has adopted an Environmental, Health and Safety Policy (the “EHS Policy”) that affirms Energy Fuels’ commitment to environmentally responsible management and compliance with occupational health and safety laws. Under the EHS Policy, the Company has committed to run its operations in compliance with applicable legislation, in a manner that minimizes the impact on our ecosystem. The EHS Policy mandates the use of regular monitoring programs to identify risks to the environment, to the public and Energy Fuels’ employees, and to ensure compliance with regulatory requirements. The EHS Policy also sets out Energy Fuels’ requirement to train its employees regarding environmental and health and safety compliance and best practices and to provide adequate resources in this regard. Finally, the EHS Policy requires regular reporting to the Board regarding the Company’s compliance and the results of the Company’s monitoring.

White Mesa Mill

The White Mesa Mill processed conventional ore through March 2012, at which time processing ceased for maintenance work. Conventional ore processing resumed in August 2012. The alternate feed circuit was operating throughout FY-2012. The Mill operations registered one lost time accident in 2012, ending the mill’s record of 1.6 million man-hours without a lost time accident.

Prior to Energy Fuels’ acquisition of the US Mining Division, chloroform contamination at the White Mesa Mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. In April 2003, Denison commenced an interim remedial program of pumping the chloroform contaminated water from the groundwater to the Mill’s tailings cells. This will enable the Company to begin cleanup of the contaminated areas and to take a further step towards resolution of this outstanding issue. Pumping from the wells continued in 2012. Energy Fuels is continuing to work with the State of Utah to develop a long-term Corrective Action Plan. A draft Corrective Action Plan was submitted and is currently being reviewed by the State. While the investigations to date indicate that this chloroform contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

In 2008, elevated concentrations of nitrate and chloride were observed in some monitoring wells at the White Mesa Mill site, a number of which are upgradient of the mill’s tailings cells. Pursuant to a Stipulated Consent Agreement with UDEQ, Denison retained INTERA, Inc., an independent professional engineering firm, to investigate these elevated concentrations and to prepare a Contamination Investigation Report for submittal to UDEQ. The investigation was completed in 2009 and the Contamination Investigation Report was submitted to UDEQ in January 2010. INTERA concluded in the Report that: (1) the nitrate and chloride are co-extensive and appear to originate from the same source; and (2) the source is upgradient of the Mill property and is not the result of Mill activities. UDEQ reviewed the Report and concluded that further investigations were required before UDEQ can determine the source of the contamination or assign the responsibility for clean up. Such investigations were performed in 2010 and 2011, but were considered to be inconclusive by UDEQ. As a result, after over two years of investigation, it has been determined that there are site conditions that make it difficult to ascertain the source(s) of contamination at the site, and that it has therefore not been possible to date to determine the source(s), causes(s), attribution, magnitudes of contribution, and proportion(s) of the local nitrate and chloride in groundwater. For those reasons, UDEQ has decided that it cannot eliminate Mill activities as a potential cause, either in full or in part, of the contamination. Denison and UDEQ therefore agreed that resources will be better spent in developing a Corrective Action Plan, rather than continuing with further investigations as to the source(s) and attribution of the groundwater contamination. Pursuant to a revised Stipulated Consent Agreement, Denison submitted to UDEQ in November 2011 a draft Corrective Action Plan for remediation of the contamination, which involves a program of pumping the nitrate contaminated groundwater to the mill’s tailings cells, similar to the chloroform remedial program. UDEQ approved the Corrective Action Plan on December 12, 2012. Although the contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

During 2011 and 2012, the White Mesa Mill reported consecutive exceedances of Groundwater Compliance Limits (“GWCLs”) under the White Mesa Mill’s Groundwater Discharge Permit (“GWDP”) for several constituents in several wells, and there are decreasing trends in pH in a number of wells across the site that have caused the pH in a number of compliance monitoring wells to have dropped below their GWCLs. These exceedances and pH trends include wells that are upgradient of the Mill facilities, far downgradient of the Mill site and at the site itself. These consecutive exceedances of GWCLs have resulted in violations of the GWDP, and the Company is in the process of evaluating and further characterizing the exceedances and trends, pursuant to a plan and schedule that has been approved by UDEQ. However, given the fact that trends in a number of constituents at the site have previously been determined to have been the result of natural causes, and that the exceedances and trends that have been recently identified and are the subject of current violations are widespread and include wells that are up-gradient and far down-gradient from the activities at the White Mesa Mill, the Company believes that these recently identified consecutive exceedances and trends are not the result of activities at the Mill. If the exceedances and trends are determined to be the result of natural causes, then the applicable GWCLs may have to be re-evaluated. If the exceedances are determined to be caused by activities at the White Mesa Mill, than a corrective action plan for remediation would be required, the scope and costs of which would have to be determined and could be significant.

Reclamation

The White Mesa Mill is subject to decommissioning liabilities. Energy Fuels, as part of White Mesa License, is required to annually review its estimate for the decommissioning of the White Mesa Mill site and submit it to UDEQ for approval. The estimate of closure costs for the Mill is $20.3 million as of the date of this AIF, and financial assurances are in place for the total amount.

Mines

The Company acquired the US Mining Division on June 29, 2012. Since that time, the Company had five active mining operations, the Daneros, the Beaver and Pandora mines in the La Sal Complex in Utah, and the Arizona 1 and Pinenut mines in Arizona. On October 17, 2012, the Company placed the Daneros and Beaver mines on standby, pending improved market conditions, and the Pandora mine was placed on standby in December 2012. There are seven other mines, the Tony M, Whirlwind, Energy Queen, Rim, Topaz, St. Jude and West Sunday, which are on care and maintenance.

In 2011, Energy Fuels’ Arizona 1 mine received the 2010 U.S. Department of Labor’s MSHA Sentinels of Safety Award in the small underground metal mine category. In 2010, the Arizona 1 mine personnel worked a total of 56,417 injury-free hours. The Daneros mine in Utah was recognized as a runner up with a total of 23,674 injury-free hours. The Sentinels of Safety Award acknowledges the men and women at those mines in the United States that have worked the most employee-hours without experiencing a lost-time injury.

There was one lost time accident at the mining operations in FY-2012.

Reclamation

All of the Company’s mines in the U.S. are subject to closure and reclamation liabilities. The estimate of the reclamation costs for the various mining operations in Colorado, Utah, Arizona and Wyoming is $3.7 million. Financial bonds are in place for the total amount.

EMPLOYEES

At September 30, 2012, the Company had a total of 255 active employees in the United States. None of the Company’s employees are unionized.

In the United States, the Company also retains the services of White Mesa Inc., an independent local native-owned company that provides the services of 114 additional personnel to the White Mesa Mill and some mine operations.

GOVERNMENT REGULATION

U.S. Uranium Industry

Uranium milling in the U.S. is primarily regulated by the NRC pursuant to the Atomic Energy Act of 1954, as amended. Its primary function is to ensure the protection of employees, the public and the environment from radioactive materials and it also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are codified in Title 10 of the Code of Federal Regulations.

On August 16, 2004, the State of Utah became an Agreement State for the regulation of uranium mills. This means that the primary regulator for the White Mesa Mill is now UDEQ rather than the NRC. At that time, the mill’s NRC Source Material License was transferred to the State and became a Radioactive Materials License. The State of Utah incorporates, through its own regulations or by reference, all aspects of Title 10 pertaining to uranium recovery facilities. The White Mesa License was due for renewal on March 31, 2007. Energy Fuels predecessor submitted its application for renewal of the license on February 28, 2007. A draft renewal license was published for comment by UDEQ in the 4th quarter of 2011, and is expected to be re-published for comment in early calendar 2013. UDEQ is currently in the process of reviewing the public comments and performing additional environmental reviews. Energy Fuels expects that the renewed license will be issued by UDEQ by the end of FY 2013. During the period that the State is reviewing the license renewal application, the Mill can continue to operate under its existing Radioactive Materials License. The mill’s license was initially issued in 1980 and was renewed in 1987 and 1997.

When the State of Utah became an Agreement State, it required that a GWDP be put in place for the White Mesa Mill. The GWDP is required for all similar facilities in the State of Utah, and specifically tailors the implementation of the State groundwater regulations to the Mill site. The State of Utah requires that every operating uranium mill have a GWDP, regardless of whether or not the facility discharges to groundwater. The GWDP for the Mill was finalized and implemented in March 2005. The GWDP required that the Mill add over 40 additional monitoring parameters and 15 additional monitoring wells at the site. The GWDP came up for renewal in 2010, and is currently in the renewal process. During the review period the Mill can continue to operate under its existing GWDP. The White Mesa Mill also maintains permit approvals for air emissions with UDEQ, Division of Air Quality.

The State of Colorado is also an Agreement State that regulates the licensing of uranium mills, including the proposed Piñon Ridge Mill. The primary state requirements for a uranium mill to operate in Colorado include a Radioactive Materials License and Air Quality Permit from the Colorado Air Pollution Control Division of CDPHE.

Uranium mining is subject to regulation by a number of agencies including (1) local county and municipal government agencies; (2) the applicable state divisions responsible for mining and protecting the environment within Utah, Colorado, Arizona and Wyoming; (3) the BLM and the USFS on public lands under their jurisdiction; (4) the U.S. Mine Safety and Health Administration (“MSHA”); (5) the EPA for radon emissions from underground mines; and (6) other federal agencies (e.g., U.S. Fish and Wildlife Service, U.S. Army Corp. of Engineers, DOE), where certain conditions exist. In addition, the Sheep Mountain project will be subject to regulation under the NRC, as a uranium processing facility and for permanent disposal of the resulting tailings. A review of the major permit for each mine is included above under “Mineral Projects”.

Energy Fuels is required to have export licenses issued by the NRC for its uranium exports. Such licenses are obtained by the Company as required.

Land Tenure

United States

The Company’s land holdings in the U.S. are held either by leases from the fee simple owners (private parties or the State) or unpatented mining claims located on property owned and managed by the U.S. Federal Government. Annual fees must be paid to maintain unpatented mining claims, but work expenditures are not required. Holders of unpatented mining claims are generally granted surface access to conduct mineral exploration and mining activities. However, additional mine permits and plans are generally required prior to conducting exploration or mining activities on such claims.

On July 9, 2009, BLM issued a Notice of Proposed Withdrawal (“2009 Notice”) under which it proposed that a total of approximately one million acres of public lands around the Grand Canyon National Park be withdrawn from location and entry under the Mining Law of 1872 (the “Mining Law”), subject to valid existing rights. In the 2009 Notice, BLM stated that the purpose of the withdrawal, if determined to be appropriate, would be to protect the Grand Canyon watershed from any adverse effects of locatable hardrock mineral exploration and mining. The 2009 Notice segregated the lands from location and entry under the mining laws for up to two years to allow time for various studies and analysis, including appropriate National Environmental Policy Act (“NEPA”) analysis. In order to allow more time for BLM to complete its NEPA analysis, the U.S. Department of the Interior (the “DOI”) published Public Land Order 7773 on June 21, 2011, which effected a six-month emergency withdrawal of the area. The emergency withdrawal prevented the lands from opening to location and entry under the Mining Law upon expiration of the two-year segregation while the DOI completed the decision–making process on the proposed withdrawal. The emergency withdrawal was effective July 21, 2011 to January 20, 2012. During the two-year segregation and six month emergency withdrawal, the BLM, along with its cooperating agencies, completed various studies and analyses of resources in the withdrawal area, including an EIS under NEPA. These studies and analyses were undertaken to provide the basis for the final decision regarding whether or not to proceed with the proposed withdrawal or to select an alternative action. Based on this analysis, on January 9, 2012, the DOI announced its final decision to withdraw from location and entry under the Mining Law, subject to valid existing rights, the total of approximately one million acres of lands originally proposed in the 2009 Notice (the “Withdrawn Lands”), for a 20-year period. Lawsuits challenging this decision have been filed by various industry groups and interested parties.

No new mining claims may be filed on the Withdrawn Lands and no new plans of operations may be approved, other than plans of operations on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM or USFS, as applicable. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the mineral resource constitutes the discovery of a valuable mineral deposit.

All of the Company’s Arizona Strip properties, with the exception of its Moonshine Springs property and certain exploration properties held by the Company’s subsidiary, Arizona Strip Partners LLC, are located within the Withdrawn Lands. BLM is currently undertaking a mineral examination on the Company’s EZ Complex, in conjunction with its review of the Company’s proposed PO for that project. Mineral examinations are not required for the Company’s Arizona 1 and Pinenut mines, which have previously approved POs and are currently undergoing mining activities. Although the Company’s Canyon Mine also has an approved PO, and a mineral examination is not required, the USFS performed a mineral examination on that project in 2012 and concluded that the Canyon Mine’s claims constitute valid existing rights, and that mining may continue to proceed on the Canyon Mine.

The Company believes that all of its material Arizona Strip projects within the Withdrawn Lands are on valid mining claims that will each withstand a mineral examination. However, market conditions may postpone or prevent the performance of mineral examinations on certain properties and, if a mineral examination is performed on a property, there can be no guarantee that the mineral examination would not result in one of more of the Company’s mining claims being considered invalid, which could prevent a project from proceeding.

RISK FACTORS

There are a number of factors that could negatively affect Energy Fuels’ business and the value of the Common Shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Energy Fuels that could have a material impact on the financial condition of Energy Fuels. Other factors may arise in the future that are currently not foreseen by management of Energy Fuels that may present additional risks in the future. Current and prospective security holders of Energy Fuels should carefully consider these risk factors.

URANIUM AND VANADIUM PRICE FLUCTUATIONS

The results of the Company’s operations are significantly affected by the market price of uranium and vanadium which are cyclical and subject to substantial price fluctuations. The Company’s earnings and operating cash flow are and will be particularly sensitive to the change in the long and short term market price of uranium and vanadium. Among other factors, these prices also affect the value of the Company’s reserves and inventories and the market price of the Company’s common shares.

Market prices can be affected by numerous factors beyond the Company’s control. With respect to uranium, such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to a nuclear incident, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production. Other factors include levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for the Company’s existing products, expectations with respect to the rate of inflation, the relative strength of the US dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of uranium and vanadium by holders in response to such factors. If prices should decline below the Company’s cash costs of production and remain at such levels for any sustained period, the Company may determine that it is not economically feasible to continue commercial production at any or all of the Company’s mines or other facilities and may also be required to look for alternatives other than cash flow to maintain the Company’s liquidity until prices recover.

The recent fluctuations in the price of many commodities is an example of a situation over which the Company has no control and which could materially adversely affect the Company in a manner for which it may not be able to compensate. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any deposits can be mined at a profit.

The Company’s profitability is directly related to the market price of uranium and vanadium produced. The Company may from time to time undertake commodity and currency hedging programs, with the intention of maintaining adequate cash flows and profitability to contribute to the long term viability of the business. The Company anticipates selling forward in the ordinary course of business if, and when, the Company has sufficient assets and production to support forward sale arrangements. There are, however, risks associated with forward sale programs. If the Company does not have sufficient production to meet its forward sale commitments, it may have to buy or borrow (for later delivery back from production) sufficient product in the spot market to deliver under the forward sales contracts, possibly at higher prices than provided for in the forward sales contracts. Although the Company employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such mechanisms will be successful.

GLOBAL ECONOMIC DOWNTURN

In the event of a continued general economic downturn or a recession, there can be no assurance that the business, financial condition and results of operations of the Company would not be materially adversely affected. Current global financial conditions have been subject to increased volatility, and numerous commercial and financial enterprises have either gone into bankruptcy or creditor protection or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by sub-prime mortgage defaults in the United States, the liquidity crisis affecting the asset-backed commercial paper and collateralized debt obligation markets, massive investment losses by banks with resultant recapitalization efforts and a deterioration in the global economy. Although economic conditions have shown improvement in recent years, the recovery from the recession has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment, which continue to impact commodity prices and which have resulted in high volatility in currencies and global debt and stock markets.

These factors may impact the Company’s ability to obtain equity, debt or bank financing on terms commercially reasonable to the Company, or at all. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Company’s securities could continue to be adversely affected.

MARKET PRICE OF SHARES

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company public float and its inclusion in market indices may limit the ability of some institutions to invest in the Company's securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of the Company does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If an active market does not exist, investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

GOVERNMENTAL REGULATION AND POLICY RISKS

Exploration, development, mining and milling of minerals and the transportation and handling of the products produced are subject to extensive federal, state and local laws and regulations governing, among other things, acquisition of the mining interests, maintenance of claims, tenure, expropriation, prospecting, exploration, development, mining, milling and production, price controls, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, toxic substances, water use, land use, Native American land claims, environmental protection and remediation, endangered and protected species, mine and mill decommissioning and reclamation, mine safety, transportation safety and emergency response and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Company’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact the Company’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in the Company incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. The Company expends significant financial and managerial resources to comply with such laws and regulations. The Company anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. There can be no assurance that future changes in applicable laws and regulations will not adversely affect the operations or financial condition of the Company. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations, including through stricter license and permit conditions, could have a material adverse impact on the Company, increase costs, cause a reduction in levels of, or suspension of, production and/or delay or prevent the development of new mining properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Should the Company be unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company. To the extent that the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce otherwise available earnings and could have a material adverse effect on the Company. In addition, the Company does not have coverage for certain environmental losses and other risks as such coverage cannot be purchased at a commercially reasonable cost. Compliance with applicable environmental laws and regulations requires significant expenditures and increases mine development and operating costs.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside the Company’s control. Any significant delays in obtaining or renewing such permits or licenses in the future could have a material adverse effect on the Company. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact the Company’s business.

PUBLIC ACCEPTANCE OF NUCLEAR ENERGY AND COMPETITION FROM OTHER ENERGYSOURCES

Growth of the uranium and nuclear industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

URANIUM INDUSTRY COMPETITION AND INTERNATIONAL TRADE RESTRICTIONS

The international uranium industry, including the supply of uranium concentrates, is competitive. The Company markets uranium in direct competition with supplies available from a relatively small number of uranium mining companies, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.

ABILITY TO MAINTAIN OBLIGATIONS UNDER CONVERTIBLE DEBENTURES AND OTHER DEBT

The Company is required to satisfy certain financial covenants in order to maintain its good standing under the 22,000 floating-rate unsecured subordinated convertible debentures issued on July 24, 2012 (the “Debentures”). The Company may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of the Company’s control that would cause the Company to fail to satisfy its obligations under the Debentures or other debt instruments. In such circumstances, or if the Company were to default on its obligations under the Debentures or other debt instruments, the amounts drawn under the Company’s debt agreements may become due and payable before the agreed maturity date, and the Company may not have the financial resources to repay such amounts when due.

ADDITIONAL FUNDING REQUIREMENTS

The Company may need additional financing in connection with the implementation of its business and strategic plans from time to time. The exploration and development of mineral properties and the ongoing operation of mines, requires a substantial amount of capital and may depend on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The Company may accordingly have further capital requirements to take advantage of further opportunities or acquisitions. The Company’s financial condition, general market conditions, volatile uranium and vanadium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect the ability of the Company, or third parties it seeks to do business with, to access those markets. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, if at all.

DILUTION FROM FURTHER EQUITY FINANCING

If the Company raises additional funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

NATURE OF EXPLORATION AND DEVELOPMENT

The exploration and development of mineral deposits involve significant financial risks. Development of any of the exploration properties in which the Company has an interest will only follow upon obtaining satisfactory exploration results. The exploration and development of mineral deposits involve significant financial risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a mine may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral resources and mineral reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on the Company’s mineral resource properties will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things, the accuracy of reserve estimates, the particular attributes of the deposit, such as its size and grade, ability to economically recover commercial quantities of the minerals, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting and environmental protection. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from the Company’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

COMPANY’S MINERAL RESERVES AND RESOURCES ARE ESTIMATES

Mineral reserves and resources are statistical estimates of mineral content, based on limited information acquired through drilling and other sampling methods, and require judgmental interpretations of geology. Successful extraction requires safe and efficient mining and processing. The Company’s mineral reserves and resources are estimates, and no assurance can be given that the estimated resources are accurate or that the indicated level of uranium or vanadium will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

Mineral reserve and resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. It should not be assumed that all or any part of the Company’s mineral resources constitute or will be converted into reserves. Market price fluctuations of uranium or vanadium as applicable, as well as increased production and capital costs or reduced recovery rates, may render the Company’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic.

ENVIRONMENTAL REGULATORY REQUIREMENTS AND RISK

The Company is required to comply with environmental protection laws and regulations and permitting requirements promulgated by federal agencies and various states and counties in which the Company operates, in connection with mining and milling operations. The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The Company expends significant resources, both financial and managerial, to comply with these laws and regulations. The possibility of more stringent regulations exists in the areas of worker health and safety, storage of hazardous materials, standards for heavy equipment used in mining or milling, the disposition of wastes, the decommissioning and reclamation of exploration, mining, milling and in-situ sites, climate change and other environmental matters, each of which could have a material adverse effect on the cost or the viability of a particular project.

The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation is generally toward stricter standards, and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies, stricter interpretation of existing laws and stricter permit and license conditions, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business or may cause material changes or delays in the Company’s intended activities. There can be no assurance of the Company’s continued compliance or ability to meet stricter environmental laws and regulations and permit or license conditions.

The Company’s operations may require additional analysis in the future including environmental, cultural and social impact and other related studies. Certain activities require the submission and approval of environmental impact assessments. The Company cannot provide assurance that it will be able to obtain or maintain all necessary permits that may be required to continue operations or exploration and development of its properties or, if feasible, to commence construction or operation of mining facilities at such properties on terms that enable operations to be conducted at economically justifiable costs. If the Company is unable to obtain or maintain, licenses, permits or other rights for development of its properties, or otherwise fails to manage adequately future environmental issues, its operations could be materially and adversely affected.

OPPOSITION TO MINING MAY DISRUPT BUSINESS ACTIVITY

In recent years, governmental and non-governmental agencies, individuals, communities and courts have become more vocal and active with respect to their opposition of certain mining and business activities including with respect to the commencement and recommencement of mining at the Company's mines, such as the Canyon Mine. This opposition may take on forms such as road blockades, applications for injunctions seeking work stoppages, refusals to grant access to lands or to sell lands on commercially viable terms, lawsuits for damages or to revoke or modify licenses and permits, issuances of unfavourable laws and regulations, and other rulings contrary to an entity’s interest. These actions can occur in response to current activities or in respect of mines that are decades old. Opposition to the Company’s business activities are beyond the Company’s control. Any opposition to the Company’s business activities may cause a disruption to the Company’s business activities and may result in increased costs and this could have a material adverse effect on the Company’s business and financial condition.

COMPETITION FOR PROPERTIES AND EXPERIENCED EMPLOYEES

The Company competes with other mining companies and individuals for mining interests on exploration properties and the acquisition of mining assets, which may increase its cost of acquiring suitable claims, properties and assets, and the Company also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees. The mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour, and these shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

LITIGATION

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

DECOMMISSIONING AND RECLAMATION

As owner and operator of the White Mesa Mill and numerous uranium and uranium/vanadium mines located in the United States and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company’s financial statements will record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability to be provided on the Company’s financial statements.

Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As the Company’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.

TECHNICAL INNOVATION AND OBSOLESCENCE

Requirements for the Company’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or vanadium. In addition, the Company’s competitors may adopt technological advancements that give them an advantage over the Company.

PROPERTY TITLE RISK

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to the Company’s detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including by local governments.

The validity of unpatented mining claims on U.S. public lands is sometimes difficult to confirm and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company's U.S. properties are subject to various title uncertainties which are common to the industry or the geographic location of such claims, with the attendant risk that there may be defects in its title. In addition, the Secretary of the Interior has withdrawn certain lands around the Grand Canyon National Park from location and entry under the Mining Laws. All of the Company’s material Arizona Strip properties are located on these withdrawn lands. No new mining claims may be filed on the withdrawn lands and no new plans of operations may be approved, other than plans of operations on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM or USFS, as applicable. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the mineral resource constitutes discovery of a valuable mineral deposit. The Company believes that all of its material Arizona Strip projects are on valid mining claims that would withstand a mineral examination. Further, the Company’s Arizona 1 and Pinenut mines have approved plans of operations which, absent modification, would not require a mineral examination. Although the Company’s Canyon Mine also has an approved plan of operations, which, absent modification, would not require a mineral examination, the USFS performed a mineral examination at that mine in 2012, and concluded that the underlying mining claims were valid existing rights. However, market conditions may postpone or prevent the performance of mineral examinations on certain other properties and, if a mineral examination is performed on a property, there can be no guarantee that the mineral examination would not result in one or more of the Company’s mining claims being considered invalid, which could prevent a project from proceeding.

FOREIGN CURRENCY RISKS

The Company’s operations are subject to foreign currency fluctuations. The Company’s operating expenses and revenues are primarily incurred in U.S. dollars, while some of its cash balances and expenses are measured in Canadian dollars. The fluctuation of the Canadian dollar in relation to the U.S. dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and shareholders’ equity.

POST-ACQUISITION SUCCESS

The Company may not realize the currently anticipated benefits of acquiring the US Mining Division due to integration and operational challenges. The success of the Company following the Denison Acquisition will depend in large part on the success of the Company’s management in integrating the US Mining Division into the Company. The failure of the Company to achieve such integration could result in the failure of the Company to realize the anticipated benefits of the Denison Acquisition and could impair the results of operations, profitability and financial results of the Company.

PRODUCTION ESTIMATES AND PRODUCTION EFFICIENCY

The Company may from time to time prepare estimates of future production for particular operations. No assurance can be given that any such production estimates will be achieved nor can assurance be given that production will be achieved in a cost-effective manner. Failure to achieve production estimates or failure to achieve production in a cost-effective manner could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of mineral reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; the accuracy of estimated rates and costs of mining and processing; and assumptions as to future commodity prices.

The Company’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; unexpected labor shortages or strikes; and varying conditions in the commodities markets.

DEPENDENCE ON ISSUANCE OF MILL LICENCE AMENDMENTS AND RENEWALS

The Company maintains regulatory licenses and permits in order to operate its mill at White Mesa, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licenses or permits from time to time. While the Company has been successful in renewing its licenses and permits on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such license and permit renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

MINING AND INSURANCE

The operations of the Company are subject to all of the hazards and risks normally incidental to exploration, development and mining of mineral properties, including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations, rock bursts, pressures, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, the Company’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from the Company’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by the Company on a regular and ongoing basis.

While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings, financial position and competitive position of the Company. No assurance can be given that such insurance will continue to be available or will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards. This lack of insurance coverage could result in material economic harm to the Company.

REPLACEMENT OF MINERAL RESERVES AND RESOURCES

The Company’s mineral reserves and resources at its Arizona Strip, EZ Complex, Sage Plain, Henry Mountains, Daneros, Sheep Mountain, Whirlwind and Energy Queen projects are the Company’s primary sources (and potential sources) of uranium concentrates. Unless other mineral reserves and resources are discovered or extensions to existing ore bodies are found, the Company’s sources of production for uranium concentrates will decrease over time as its current mineral reserves and resources are depleted. There can be no assurance that the Company’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while the Company believes that many of its properties will eventually be put into production, there can be no assurance that they will be or that they will be able to replace current production.

CREDIT RISK

The Company’s sales of uranium and vanadium products expose Energy Fuels to the risk of non-payment. The Company manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

DEPENDENCE ON KEY PERSONNEL AND QUALIFIED AND EXPERIENCED EMPLOYEES

The Company’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While the Company does not foresee any reason why such officers and key employees will not remain with the Company, if for any reason they do not, the Company could be adversely affected. The Company has not purchased key man life insurance for any of these individuals.

The Company’s success will also depend on the availability of qualified and experienced employees to work in the Company’s operations and the Company’s ability to attract and retain such employees. The number of individuals with relevant mining and operational experience in this industry is small.

DISCLOSURE AND INTERNAL CONTROLS

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

CONFLICTS OF INTEREST

Some of the directors of the Company are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of the Company may be offered to another company or companies with which the director is associated, and may not be presented or made available to the Company. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Business Corporations Act (Ontario).

LABOR RELATIONS

None of the Company’s operations directly employ unionized workers who work under collective agreements. However, there can be no assurance that employees of the Company or its contractors do not become unionized in the future, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

INFRASTRUCTURE

Mining, processing, development and exploration activities depend, to a substantial degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants affecting capital and operating costs. The Company considers the existing infrastructure to be adequate to support its proposed operations. However, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Company.

DIVIDENDS

The Company has not paid dividends in the past and it does not expect to pay dividends in the near future. Any earnings generated will be dedicated to finance further growth. The Board of Directors of the Company will determine if and when dividends will be declared and paid in the future based on the Company’s financial position at the relevant time.

DESCRIPTION OF CAPITAL STRUCTURE

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of Preferred Shares issuable in series, and an unlimited number Series A Preferred Shares.

The holders of Common Shares are entitled to vote, to receive dividends and to receive, subject to the right of holders of any other class of shares, the remaining property of the Company upon liquidation, dissolution or winding up of the Company. The Preferred Shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the board of directors of the Company approving their issuance, subject to the Company’s Articles of Incorporation. The Series A Preferred Shares are non-redeemable, non-callable, non-voting and do not have a right to dividends.

As of September 30, 2012, there were 678,606,040 Common Shares issued and outstanding (not including 1,046,067 treasury shares (the “Treasury Shares”) held by a subsidiary of the Company. See “Treasury Shares” below). As of the date hereof, the Company had an aggregate of 682,133,610 Common Shares issued and outstanding (not including the Treasury Shares). The Common Shares trade on the TSX under the Symbol “EFR”.

As at September 30, 2012, 31,037,800 Common Shares are issuable pursuant to currently outstanding stock options granted pursuant to the Company’s Stock Option Plan and in connection with the acquisition of MUC, which options are exercisable at prices ranging from $0.16 to $2.25.

The Company also has a number of warrants outstanding, as described under Market for Securities below.

In addition, on July 24, 2012, the Company issued Cdn$22,000,000 principal amount of convertible debentures (the “Debentures”). The Debentures will mature on June 30, 2017 and are convertible into Common Shares of the Company at the option of the holder at a conversion price, subject to certain adjustments, of Cdn$0.30 per Common Share at any time prior to redemption or maturity. The Debentures are listed for trading on the TSX under the symbol “EFR.DB”. As at September 30, 2012 up to 73,333,260 Common Shares are issuable upon conversion of the Debentures.

RIGHTS PLAN

A shareholder rights plan (the “Rights Plan”) was approved by the Board of Directors on February 3, 2009 and adopted by the shareholders of the Company on March 19, 2009.

The Rights Plan has an initial term of three years. The provisions of the Rights Plan are set out in an agreement dated as of February 2, 2009 between the Company and CIBC Mellon Trust Company, as Rights Agent, as previously filed by the Company. At the Company’s annual meeting of shareholders held on February 10, 2012, the shareholders of the Company approved the renewal of the Rights Plan for a further three years. The Rights Plan will expire at the annual meeting of shareholders of the Company to be held in 2015, unless a renewal of the Rights Plan is approved by shareholders of the Company at that time.

The Rights Plan is designed to ensure the fair treatment of shareholders in connection with any take-over bid for Common Shares of the Company. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also provides the Board with more time to fully consider an unsolicited take-over bid and, if applicable, to explore other alternatives to maximize shareholder value.

MARKET FOR SECURITIES

COMMON SHARES

The Common Shares in the capital of the Company are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “EFR”. Prior to March 19, 2007, the Common Shares were listed and traded on the TSX Venture Exchange.

The table below sets out the low and high prices for the securities of the Company on the TSX for the calendar months commencing October 1, 2011 and ending November 30, 2012 along with the volume of common shares traded for the months indicated:

Month	Low (C$)	High (C$)	Volume Traded (Daily Average)
October 2011	$0.20	$0.47	193,446
November 2011	$0.30	$0.42	91,945
December 2011	$0.28	$0.35	119,133
January 2012	$0.29	$0.40	283,794
February 2012	$0.31	$0.38	298,668
March 2012	$0.25	$0.37	234,154
April 2012	$0.23	$0.32	457,662
May 2012	$0.24	$0.29	182,371
June 2012	$0.19	$0.27	379,618
July 2012	$0.14	$0.24	1,583,599
August 2012	$0.18	$0.24	992,893
September 2012	$0.19	$0.23	842,854
October 2012	$0.16	$0.20	521,367
November 2012	$0.15	$0.17	461,605

WARRANTS

The following table describes the outstanding warrants of the Company as at September 30, 2012:

Number of Warrants
Outstanding and
Exercisable as at
September 30, 2012	Exercise Price	Expiry Date
11,500,000 (1)	$0.65	March 31, 2015
1,610,000 (2)	$0.50	October 1 2012
1,486,725 (3)	$0.74	Nov 30, 2012
12,216,764 (3)	$0.66	Nov 30, 2012
883,392 (3)	$0.44	Nov 30, 2012
340,000 (3)	$0.31	Aug 3, 2013
17,750,250 (4)	$0.27	June 22, 2015

Notes:

(1)

In connection with the March 31, 2011 public offering, 11,500,000 share purchase warrants were issued at a price of $0.65 per share, whereby each warrant is exercisable into one Common Share of the Company.

(2)

In connection with the March 31, 2011 public offering, the Company issued 1,610,000 agent compensation warrants at a price of $0.50 per share, whereby each warrant is exercisable into one Common Share of the Company.

(3)

In connection with the Titan transaction, the Company assumed the outstanding Titan warrants, whereby each Titan warrant was adjusted proportionately to reflect the share exchange ratio of 0.68 of one Company Common Share for each common share of Titan.

(4)

These warrants were issued in connection with the equity private placement of 35,500,500 non-transferable subscription receipts on June 21, 2012. Each subscription receipt was exchangeable into one unit of the Company (“Unit”) upon completion of the acquisition of the US Mining Division of Denison. Each Unit consisted of one Common Share and one-half of one warrant (each whole warrant a “Warrant”). Each whole Warrant entitles the holder to purchase one additional Common Share at a price of C$0.27 until June 22, 2015.

DEBENTURES

The Debentures issued in July 2012 were listed and posted for trading on the TSX under the trading symbol “EFR.DB” on July 27, 2012. The following table sets forth the reported market price ranges for the Debentures for the year ended September 30, 2012, along with the volume of Debentures traded for the months indicated, as reported by the TSX:

Month	Low (C$)	High (C$)	Volume Traded (Daily Average)
July 2012	$88.00	$93.00	76,200
August 2012	$92.00	$95.50	101,500
September 2012	$95.50	$98.00	110,000
October 2012	$93.00	$97.20	50,714
November 2012	$84.00	$93.00	7,749

ESCROWED SECURITIES

As at September 30, 2012, there are no securities of the Company held in escrow.

TREASURY SHARES

As a result of the Company’s acquisition of Titan the Company acquired ownership of 1,046,067 shares of the Company’s Common Stock. Such shares are treated as treasury shares as at September 30, 2012.

DIRECTORS AND OFFICERS

DIRECTORS

The following table sets forth the name and municipality of residence, the office (if any) held with the Company, the Common Shares of the Company beneficially owned or controlled, directly or indirectly, for each of the officers and directors of the Company, as well as the members of each committee of the Board of Directors:

Name and Municipality of Residence	Office Held	Director Since(1)	Number of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised(2)
J. Birks Bovaird(3) Ontario, Canada	Chairman and Director	2006	125,090
Stephen P. Antony(4) Colorado, USA	President, CEO and Director	2009	504,100
Paul A. Carroll(5) Ontario, Canada	Director	2010	100,000
W. Robert Dengler(4)	Director	2012	416,018
Larry Goldberg(5)	Director	2012	Nil
Mark E. Goodman(3)(5) Ontario, Canada	Director	2010	Nil
Bruce D. Hansen(3)(5) Colorado, USA	Director	2007	130,000
Ron F. Hochstein(4) British Columbia, Canada	Director	2012	1,168,443
Sheldon Inwentash Ontario, Canada	Director	2012	32,053,617(6)
Richard Patricio(3) Ontario, Canada	Director	2012	136,000

Notes:

(1)

Directors are elected annually and hold office until a successor is elected at a subsequent annual meeting of the Company, unless a director’s office is earlier vacated in accordance with the by-laws of the Company.

(2)

The information as to Common Shares beneficially owned or over which the directors exercise control or direction not being within the knowledge of the Company has been furnished by the respective nominees individually.

(3)	Member of the Governance, Nominating and Compensation Committee.
(4)	Member Environment, Health and Safety Committee.
(5)	Member Audit Committee.
(6)	Mr. Inwentash’s holdings include 6,682,325 Common Shares held directly and 25,371,292 Common Shares over which he has control or direction.

J. Birks Bovaird – Chairman of the Board

For a majority of his career, Mr. Bovaird's focus has been the provision and implementation of corporate financial consulting and strategic planning services. He was previously the Vice President of Corporate Finance for one of Canada’s major accounting firms. He presently is the Chairman of NunaMinerals A/S a public mining exploration and development company listed on the Copenhagen Exchange (NUNA.CO). He is a director of Noble Minerals Exploration (TSX.V:NOB) where he is Chair of the Nominating, Compensation and Governance Committee as well as a member of the Audit Committee. He is also a director of GTA Resources and Mining Inc. He has previously been involved with numerous public resource companies, both as a member of management and as a director. He is a graduate of the Canadian Director Education Program and holds an ICD.D designation.

Stephen P. Antony – Director, President and Chief Executive Officer

Mr. Antony, is a registered professional engineer in a number of States in which the Company holds properties. He is a graduate of the Colorado School of Mines, and holds a Masters of Business Administration from the University of Denver. Over the last 33 years Mr. Antony has held increasingly senior positions in both the technical and managerial sectors of the mining business. He first entered the uranium business with Mobil Oil’s Mining and Mineral group in the mid 1980’s, during which time he developed the reclamation plan for Mobil’s El Mesquite ISL operation in south Texas. He joined EFN in 1986 as the company was growing to become the largest U3O8 producer in the US, peaking at more than five million pounds annually. Mr. Antony served as director of Technical Services for the company where he authored many of the feasibility studies which provided justification for the expansion of EFN’s highly successful Breccia Pipe Mine projects in the Arizona Strip. Subsequent to his employment with EFN, Mr. Antony held a brief position with Power Resources, Inc (PRI) as Vice President of Business Development. He then consulted to Cameco Corp. on due diligence prior to their acquisition of PRI, which Cameco undertook as part of their strategy to become a significant Uranium producer in the US. Mr. Antony was most recently Chief Operating Officer of Energy Fuels, responsible for the daily operations of the Company, including all aspects of uranium property exploration, ore production and mill processing. He was appointed President and CEO on April 1, 2010.

Paul Carroll – Director

Mr. Carroll has had a lengthy business career in the mining industry, both as a lawyer and as a director and/or officer of many mining companies. He has been engaged in the mineral exploration and mining industry in Canada, the U.S., Mexico, Central and South America, Africa, China, Russia and Kazakhstan. Mr. Carroll is President of Carnarvon Capital Corporation, a corporate management and advisory company based in Toronto, Canada. Companies with which he has been extensively involved include Dundee Corporation, a full-service investment bank, Corona Corporation where he was a member of the Executive Committee, Zemex Corporation, Royex Gold Mining Corporation, Campbell Resources Inc., Cobra Emerald Mines Ltd., Lacana Mining Corporation where he was Chairman, Arcon International Resources plc where he was Chairman, Tahera Corporation, World Wide Minerals Ltd. where he is President and CEO, Poco Petroleums Ltd., Mascot Gold Mines Ltd., United Keno Hill Mines Ltd., Repadre Capital Corporation (now IAMgold Corporation), Crowflight Minerals Inc. and Diadem Resources Ltd. In 2004 – 2005, as one of the committee of “independent directors” thereof, Mr. Carroll was a director of Argus Corporation Limited and Hollinger Inc. (and in 2005 he was CEO). He was a director of The Uranium Institute (now the World Nuclear Association) in 1998.

W. Robert Dengler – Director

Mr. Dengler retired in 2006 from his position as Non-Executive Vice Chairman of Dynatec Corporation. Until January 2005, Mr. Dengler served as President and Chief Executive Officer of Dynatec Corporation, a position which he held for 25 years. Before founding Dynatec, Mr. Dengler was a partner and Vice President & General Manager of J.S. Redpath Limited. Mr. Dengler obtained his B.Sc. from Queens University in 1964 and received an Honorary Doctorate of Science from Queen’s University in 1988. Mr. Dengler, a Professional Engineer, is also a director of IAMGold and Denison Mines Corp.

Larry Goldberg – Director

Mr. Goldberg is a Chartered Accountant. He is currently Chief Financial Officer and COO of Arcestra Inc., a private software company. From August 2010 to September 2011, Mr. Goldberg was the Chief Financial Officer of ZENN Motor Company Inc., a TSX-V listed energy storage technology company. From February 2000 to August 2010, Mr. Goldberg was the Chief Financial Officer of Mega Uranium Ltd., a uranium exploration company listed on the TSX and of Pinetree Capital Ltd., a TSX-listed investment company. From May 2004 to December 2009, Mr. Goldberg was the Chief Financial Officer of Brownstone Ventures Inc. (now called Brownstone Energy Inc.), an energy company listed on the TSX-V.

Mark Goodman – Director

Mr. Goodman has been working in the financial services and mining industry since 1992. He began his career working for Dundee Corporation and has held numerous positions within the organization. In 2005 he founded Cogitore Resources Inc., a base metal exploration company active in Northern Quebec. He has also served as President/CEO of both Valdez Gold and Cogitore Resources. Mr. Goodman is currently a Vice President at Dundee Corporation. He sits on the Board of Directors of several publicly and privately held companies, including Cogitore Resources Inc., Corona Gold Corp., Ryan Gold Corp, Odyssey Resources Inc., Nighthawk Gold Corp. and Dynamic Venture Opportunities Fund (Ontario Labour Sponsored Fund).

Bruce Hansen – Director

Bruce Hansen is currently Chief Executive Officer of General Moly Corp, a position he has held since 2007. Prior to that, Mr. Hansen was Senior Vice-President, Operations Services and Development with Newmont Mining Corporation. He worked with Newmont for ten years holding increasingly senior roles including CFO from 1999 to 2005. Prior to joining Newmont, Mr. Hansen spent 12 years with Santa Fe Pacific Gold where he held increasingly senior management roles including Senior VP of Corporate Development and VP Finance and Development. Mr. Hansen holds a Masters of Business Administration from the University of New Mexico and a Bachelors of Science Degree in Mining Engineering from the Colorado School of Mines.

Ron Hochstein – Director

Mr. Hochstein is currently President and Chief Executive Officer of Denison Mines Corp., and previously served as its President and Chief Operating Officer since 2006, when International Uranium Corporation (IUC) and Denison Mines Inc. combined to form Denison Mines Corp. Mr. Hochstein served as President and Chief Executive Officer of IUC from 2000 to 2006 after serving as Vice President Corporate Development and Vice President and Chief Operating Officer. Prior to joining IUC, Mr. Hochstein was a project manager with Simons Mining Group and was with Noranda Minerals as a metallurgical engineer. Mr. Hochstein is a Professional Engineer and holds a Masters of Business Administration from the University of British Columbia and a Bachelor of Science in Mineral Processing from the University of Alberta.

Sheldon Inwentash – Director

Mr. Inwentash brings more than 25 years of experience in the investment industry. Since 1992, Mr. Inwentash has been the Chairman and Chief Executive Officer of Pinetree Capital Ltd., a Canadian investment company with a large portfolio of investments, primarily in the junior resource and energy sectors. Over the past 15 years, Mr. Inwentash has started four significant businesses, including Pinetree Capital Ltd., Visible Genetics Inc., Mega Uranium Ltd., and Brownstone Energy, three of which he still runs. Mr. Inwentash is the Chairman and CEO of Mega Uranium and Chairman and CEO of Brownstone Energy. Prior to Energy Fuels’ acquisition of Titan Uranium Inc., Mr. Inwentash was the Chairman and director of Titan. Mr. Inwentash obtained his B. Comm from the University of Toronto and is a Chartered Accountant.

Richard Patricio – Director

Since 2005, Mr. Patricio has been the Executive Vice President, Corporate Affairs for Mega Uranium Ltd. In addition, Mr. Patricio is VP of Corporate and Legal Affairs for Pinetree Capital Ltd., responsible for merger and acquisition activity, corporate transactions and the administration of Pinetree. Prior to joining Pinetree, Mr. Patricio worked as in-house General Counsel for a senior TSX listed manufacturing company. Prior to that, Mr. Patricio practiced law at Osler LLP in Toronto where he focused on mergers and acquisitions, securities law and general corporate transactions. In addition to his legal and corporate experience, Mr. Patricio has built a number of mining companies with global operations. He holds senior officer and director positions in several junior mining companies that are listed on the TSX and TSX-Venture exchanges. Mr. Patricio is a lawyer qualified to practice in the Province of Ontario. Prior to Energy Fuels’ acquisition of Titan Uranium Inc., Mr. Patricio was a director of Titan.

EXECUTIVE OFFICERS

The following table sets forth the name and municipality of residence, and the office held with the Company, for each of the executive officers of the Company:

Name and Municipality of Residence	Office Held	Held Position Since
Stephen P. Antony Colorado, USA	President, CEO and Director	2009
Graham G. Moylan Toronto, Ontario	Chief Financial Officer	2012
Harold R. Roberts Colorado, USA	Executive Vice President and Chief Operating Officer	2012
David C. Frydenlund Colorado, USA	Senior Vice President, General Counsel and Corporate Secretary	2012
Gary R. Steele Colorado, USA	Senior Vice President, Corporate Marketing	2012
Jeffrey L. Vigil Colorado, USA	Senior Vice President, Controller and Chief Accounting Officer	2012

Stephen P. Antony – President and Chief Executive Officer

Mr. Antony is a registered professional engineer in a number of States in which the Company holds properties. He is a graduate of the Colorado School of Mines, and holds a Masters of Business Administration from the University of Denver. Over the last 33 years Mr. Antony has held increasingly senior positions in both the technical and managerial sectors of the mining business. He first entered the uranium business with Mobil Oil’s Mining and Mineral group in the mid 1980’s, during which time he developed the reclamation plan for Mobil’s El Mesquite ISL operation in south Texas. He joined EFN in 1986 as the company was growing to become the largest U3O8 producer in the US, peaking at more than five million pounds annually. Mr. Antony served as director of Technical Services for the company where he authored many of the feasibility studies which provided justification for the expansion of EFN’s highly successful Breccia Pipe mine projects in the Arizona Strip. Subsequent to his employment with EFN, Mr. Antony held a brief position with Power Resources, Inc (PRI) as Vice President of Business Development. He then consulted to Cameco Corp. on due diligence prior to their acquisition of PRI, which Cameco undertook as part of their strategy to become a significant Uranium producer in the US. Mr. Antony was most recently Chief Operating Officer of Energy Fuels, responsible for the daily operations of the Company, including all aspects of uranium property exploration, ore production and mill processing. He was appointed President and CEO on April 1, 2010.

Graham G. Moylan – Chief Financial Officer

Mr. Moylan is an experienced finance professional and brings to Energy Fuels many years of combined experience across mining, capital markets, finance and accounting in both Canada and the United States. Prior to joining Energy Fuels, Mr. Moylan was a Director with Dundee Capital Markets’ investment banking group, where he worked for the past 7 years and gained significant financing and M&A transaction experience within the uranium sector. Prior to joining Dundee Capital Markets, Mr. Moylan was employed by KPMG LLP in their New York and Northern Virginia offices. Mr. Moylan began his career with IBM Canada in their finance group in Toronto. Mr. Moylan is a licensed Certified Public Accountant (Colorado) and has Honours Bachelor of Arts and Master of Management and Professional Accounting degrees from the University of Toronto.

Harold R. Roberts – Executive Vice President and Chief Operating Officer

Mr. Roberts is Chief Operating Officer for Energy Fuels. He was previously the Executive Vice President – U.S. Operations for Denison Mines Corp. Prior to his employment with Denison, Mr. Roberts was the President of Energy Fuels Nuclear, Inc. Throughout his career Mr. Roberts has held various positions related to operations oversight, project development, and permitting of mining operations. Mr. Roberts obtained his Bachelor of Science degree in Civil Engineering from Montana State University in 1975, and is a Registered Professional Engineer in several western states.

David C. Frydenlund – Senior Vice President, General Counsel and Corporate Secretary

Mr. Frydenlund is Senior Vice President, General Counsel and Corporate Secretary of Energy Fuels. Mr. Frydenlund’s responsibilities include all legal matters relating to the Company’s activities. His expertise extends to NRC, EPA, State and Federal regulatory and environmental laws and regulations. From 1997 to July 2012, Mr. Frydenlund was Vice President Regulatory Affairs, Counsel and Corporate Secretary of Denison Mines Corp., and its predecessor International Uranium Corporation (IUC), and was also a director of IUC from 1997 to 2006. From 1996 to 1997, Mr. Frydenlund was a Vice President of the Lundin Group of international public mining and oil and gas companies, and prior thereto was a partner with the Vancouver law firm of Ladner Downs (now Borden Ladner Gervais) where his practice focused on corporate, securities and international mining transactions law. David holds a bachelors degree from Simon Fraser University, a masters degree from the University of Chicago and a law degree from the University of Toronto.

Gary R. Steele – Senior Vice President, Corporate Marketing

Mr. Steele is a registered professional engineer and an engineering graduate of the Colorado School of Mines. He also holds an MSc. in Mineral Economics from the Colorado School of Mines. Over a 39-year career, Mr. Steele has held a wide range of responsible positions in both the technical and commercial areas of the mining business. During 20 years in the coal industry, he worked in engineering and operating roles, both underground and surface, and was Director of Utility Marketing for a large Powder River Basin, Wyoming, coal producer, negotiating fuel supply and transportation contracts with major US utilities. He was also designated a member of the corporate M&A due diligence team. This mining experience was followed by 15 years in the investment management business, and the establishment of Steele Capital Advisors, an advisory firm managing investment portfolios for private clients, and specializing in mineral industry opportunities. Mr. Steele joined Energy Fuels in 2006, and, drawing on his complementary mix of experience, he is responsible for economic and project evaluation, and utility marketing at Energy Fuels.

Jeffrey L. Vigil – Senior Vice President, Controller and Chief Accounting Officer

Mr. Vigil is a mining industry financial veteran, with significant corporate finance, treasury management, and risk management experience. He is a Certified Public Accountant in the State of Colorado. He was formerly Vice President – Finance for Energy Fuels Inc. from 2009 to 2012. From 1996 to 2007, Mr. Vigil served as Chief Financial Officer for Koala Corporation, a public company traded on the NASDAQ exchange, with approximately 350 employees and operating divisions in New York, Florida, Texas, and British Columbia, managing the full range of CFO responsibilities including financial and management reporting, bank and equity financings, tax planning and compliance, treasury, and risk management. He was instrumental in the acquisition of six companies by Koala and the divestiture of five operating divisions between 1997 and 2000. Mr. Vigil pursued varied finance and accounting consulting assignments in 2007 and 2008, including assisting Energy Fuels in its early design and installation of accounting systems and software.

As at the date of this AIF, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 35,265,298 Common Shares, representing approximately 5.2% of the currently outstanding Common Shares. No single director or officer beneficially owns or controls or directs, directly or indirectly, one percent or more of the Common Shares as of the date of this AIF. The information as to Common Shares beneficially owned or directed by the directors and officers, not being within the knowledge of the Company, has been furnished by each such individual.

CEASE TRADE ORDERS AND BANKRUPTCIES

Except as set out below, to the knowledge of the Company no director or executive officer of the Company is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade or order similar to a cease trade order, or an order that denied the relevant company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

was subject to an cease trade or order similar to a cease trade order, or an order that denied the relevant company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. J. Birks Bovaird was an independent director of Exploration Brex Inc. in 2001, when such company was the subject of a cease trade order as a result of its failure to meet its timely disclosure filing obligations. Exploration Brex Inc. was dissolved on May 4, 2001. Mr. Bovaird was also a director of HMZ Metals Inc. (“HMZ”) at the time a cease trade order was issued on September 6, 2005 requiring the directors, officers and insiders of HMZ to cease all trading in, or acquisition of, the securities of HMZ due to HMZ's failure to file its interim financial statements for the six month period ended June 30, 2005, and a cease trade order was issued on April 17, 2006 as a result of HMZ's failure to file its audited annual financial statements for the fiscal year ended December 31, 2005 and management's discussion and analysis thereon. The cease trade order issued on September 6, 2005 expired on October 20, 2005. The cease trade order issued on April 17, 2006 expired on June 2, 2008.

Mr. Carroll is a director and President and CEO of World Wide Minerals Ltd., a Canadian public company which is subject to a cease trade order issued by the OSC on May 9, 2011 for failure to file financial statements. Mr. Carroll was an independent director of Argus Corporation Limited (“Argus”) from April 2004 to November 2004 and of Hollinger Inc. (“Hollinger”) from August 2004 to July 2005. In those capacities he was subject to a management cease trade order issued by the Ontario Securities Commission on June 3, 2004, as varied, in respect of Argus, and June 1, 2004, as varied, in respect of Hollinger. Both management cease trade orders were issued because of Argus' and Hollinger's failure to file their respective financial statements and other requisite reports. Argus and Hollinger were not able to file such financial statements and reports as a result of the non-filing of financial statements by their subsidiary Hollinger International, Inc. (now Sun-Times Media Group, Inc.).

Except as set out below, to the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(b)

has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Jeffrey L. Vigil was an executive officer of Koala Corporation from May 15, 1996 to March 19, 2007. On March 23, 2007 Koala Corporation filed a voluntary petition for bankruptcy protection under Chapter 11 in the U.S. Bankruptcy Court for the District of Colorado. Koala Corporation’s Plan of Reorganization was confirmed pursuant to an Order entered by the U.S. Bankruptcy Court on August 28, 2007.

PENALTIES OR SANCTIONS

To the knowledge of the Company, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

Some of the Company’s directors are also directors and officers of other natural resource companies and, consequently, there exists the possibility for such directors and officers to be in a position of conflict relating to any future transactions or relationships between the Company or common third parties. However, the Company is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such directors and officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies and their obligations to act in the best interests of Energy Fuels’ shareholders. In addition, each of the directors of the Company discloses and refrains from voting on any matter in which such director may have a conflict of interest.

None of the present directors or senior officers of the Company, and no associate or affiliate of any of them, has any material interest in any transaction of the Company or in any proposed transaction which has materially affected or will materially affect the Company except as described herein.

THE AUDIT COMMITTEE

AUDIT COMMITTEE CHARTER

A copy of the Company’s Audit Committee Charter is annexed to this AIF as Appendix “A”.

COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Audit Committee of the Company are Bruce D. Hansen, Paul A. Carroll, Mark E. Goodman, and Larry Goldberg. Bruce D. Hansen is the Chairman of the Audit Committee. The directors of the Company have determined that each member of the Audit Committee is considered to be “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 – Audit Committees (the “Instrument”).

RELEVANT EDUCATION AND EXPERIENCE

Bruce D. Hansen, holds a Masters of Business Administration from the University of New Mexico and a Bachelors of Science Degree in Mining Engineering from the Colorado School of Mines. He was Senior Vice-President, Operations Services and Development with Newmont Mining Corporation until November, 2006. He worked with Newmont for ten years holding increasingly senior roles including CFO from 1999 to 2005. See also “Directors and Officers – Directors – Bruce D. Hansen” above.

Paul A. Carroll, is President of Carnarvon Capital Corporation, a corporate management and investment company, and President and CEO of World Wide Minerals Ltd., a former uranium mining and marketing company. He is a member of the Ontario Bar and has had a 45 year legal career, commencing in 1965 when he joined Smith Lyons, which grew to become a major Toronto law firm. In 2001, Smith Lyons was merged into Gowling Lafleur Henderson LLP, which was then Canada’s largest law firm. Mr. Carroll retired from the active practice of law in 2003. He has been a director and officer of many publicly traded and privately held companies, in the mining, oil and gas, real estate and financial services industries, including Dundee Corporation, World Wide Minerals Ltd., International Corona Corp. and Zemex Corp. See also “Directors and Officers – Directors – Paul A. Carroll” above.

Mark E. Goodman, is Executive Chairman of the Board of Cogitore Resources Inc. and is a member of the board of several publicly traded and privately held companies, including Valdez Gold Inc., Odyssey Resources Ltd., Corona Gold Corp. and the Dynamic Venture Opportunities Fund. See also “Directors and Officers – Directors – Mark E. Goodman” above.

Larry Goldberg, is a Chartered Accountant and currently Chief Financial Officer and COO of Arcestra Inc., a private software company. From August 2010 to September 2011, Mr. Goldberg was the Chief Financial Officer of ZENN Motor Company Inc., a TSX-V listed energy storage technology company. From February 2000 to August 2010, Mr. Goldberg was the CFO of Mega Uranium Ltd., a uranium exploration company listed on the TSX and of Pinetree Capital Ltd. From May 2004 to December 2009, Mr. Goldberg was the CFO of Brownstone Ventures Inc. (now called Brownstone Energy Inc.).

RELIANCE ON CERTAIN EXEMPTIONS

During the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6, 3.8 or Part 8 of the Instrument.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the most recently completed financial year of the Company was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the directors of the Company.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

EXTERNAL AUDITOR SERVICE FEES

The aggregate fees billed to the Company by the Company’s external auditors in each of the last two fiscal years for (i) audit services (Audit Fees), (ii) assurance and related services by the external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in Audit Fees (Audit-Related Fees), (iii) professional services rendered by the Company’s external auditor for tax compliance, tax advice, and tax planning (Tax Fees), and (iv) products and services provided by the Company's external auditor, other than Audit Fees, Audit-Related Fees and Tax Fees (All Other Fees), are as follows:

Year Ended September 30th	Audit Fees(1) (C$)	Audit-Related Fees(2) (C$)	Tax Fees(3) (C$)	All Other Fees(4)
2012	$315,500	$281,800	$134,300	Nil
2011	$92,000	$10,000	$33,900	Nil

Notes:

(1)	Aggregate fees billed for services provided in auditing the Company’s annual financial statements.
(2)

Aggregate fees not included in “audit fees” that are billed by the auditors for the assurance and related services that are reasonably related to the performance of the audit or review of the Company’s statements or as related to a prospectus.

(3)	Aggregate fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.
(4)	Aggregate fees billed by the auditors for products and services not included in the foregoing categories.

Pursuant to the Audit Committee Charter, the Audit Committee has the responsibility to review and approve the fees charged by the external auditors for audit services, and to review and approve all services other than audit services to be provided by the external auditors, and associated fees.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as described below, the Company is not currently a party to, nor was it a party to during the last financial year, and none of the Company’s property is or was the subject of, any material legal proceedings, and the Company knows of no such legal proceedings that are contemplated. The Company is not subject to any penalties or sanctions and has not entered into any settlement agreements with a court or securities regulatory authority. However, from time to time, the Company may become party to routine litigation incidental to its business.

ARIZONA 1

On November 16, 2009, as amended on February 1, 2010 and July 22, 2011, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club, Kaibab Band of Paiute Indians and Havasupai Tribe (the “Plaintiffs”) filed a lawsuit in the U.S. District Court for the District of Arizona against the U.S. Secretary of the Interior and the U.S. Bureau of Land Management (“BLM”) (together, the “Defendants”) seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Arizona 1 mine, by not requiring a new Plan of Operations in connection with the start of mining activities. The Plaintiffs are also claiming that, if a new Plan of Operations is not required, the Defendants failed to conduct a review of potential environmental impacts from the mine since the existing Plan of Operations for the mine was approved by BLM in 1988. The Plaintiffs have sought an order declaring that the Defendants have violated these environmental laws in relation to the Arizona 1 mine, and an injunction directing operations to cease and stopping the Defendants from authorizing or allowing any further mining or exploration operations at the Arizona 1 mine until BLM complies with all applicable laws. On October 7, 2011, the District Court issued its final ruling in favor of BLM and Denison and against the Plaintiffs on all counts. On November 28, 2011, the Plaintiffs appealed the District Court’s ruling to the Ninth Circuit Court of Appeals, and on December 8, 2011 filed a motion in the District Court for preliminary injunction, pending appeal. That motion was denied by the District Court judge on January 11, 2012. On January 26, 2012, the Plaintiff’s filed an emergency motion for an injunction pending appeal in the Court of Appeals and on February 24, 2012, the Court of Appeals denied the motion for injunction. The appeal of the District Court’s ruling is under way, and oral arguments on the merits were heard by the Court of Appeal on October 18, 2012. A decision of the Court of Appeal is pending. If the Plaintiffs are successful on the appeal, the Company may be required to stop mining activities at the Arizona 1 mine pending resolution of this matter. Any required stoppage of mining could have a significant adverse impact on the Company.

LA SAL

On February 17, 2012, Uranium Watch and Living Rivers filed a Notice of Appeal and Petition for Stay with the Interior Board of Land Appeals (“IBLA”), relating to a January 18, 2012 response by BLM to a request for information made by Uranium Watch and Living Rivers. In that request, Uranium Watch and Living Rivers asked BLM to confirm, among other things, that the existing Plan of Operations and related Environmental Assessment for a portion of the La Sal Mines Complex are sufficient under BLM regulations and NEPA. In responding to that request, BLM stated that the Plan of Operations is sufficient, that no new decisions have been made and that the related Environmental Assessment is sufficient until a new decision needs to be made. Uranium Watch and Living Rivers have alleged that this response by BLM constitutes an appealable “decision” by BLM and have requested a stay of operations at the La Sal mine pending a decision by IBLA on the appeal. The Company, through its subsidiary, was added as an intervenor in this action on March 7, 2012. Both BLM and the Company have filed responses and motions to dismiss this action for lack of standing, on the basis that an appealable decision has not been made by BLM. IBLA issued its ruling on June 25, 2012 in favor of BLM and the Company and dismissed the appeal.

On July 12, 2011, an Administrative Law Judge was appointed by the Executive Director of the Utah Department of Environmental Quality (“UDEQ”) to conduct an adjudicative proceeding relating to a Request for Agency Action before the Utah Air Quality Board, submitted by Uranium Watch and Living Rivers on November 4, 2010, as supplemented on March 17, 2011, March 23, 2011 and April 7, 2011. In their Request for Agency Action, Uranium Watch and Living Rivers allege certain deficiencies in the applications for approval and in the approvals granted in connection with radon emissions and monitoring at the Company’s La Sal mines complex, as well as certain deficiencies in the Company’s implementation of its radon monitoring program at the mine and in UDEQ’s regulation thereof. Uranium Watch and Living Rivers request a number of agency actions, including orders that certain approvals be withdrawn, that additional information and applications be submitted, that the Company cease operation of certain vents, mine portals and mine shafts that allegedly have not been properly approved, and that direct UDEQ to take certain actions to ensure compliance with applicable regulations. The Company believes that the Request for Agency Action, as supplemented, is without merit. Motions for summary dismissal of this action were filed by UDEQ and the Company In November 2011. On February 8, 2012, the Administrative Law judge issued a Memorandum and Recommended Order, in favor of UDEQ and the Company, recommending that the Utah Air Quality Board, the final arbiter in this matter, dismiss this action. The Utah Air Quality Board heard this matter on March 7, 2012, affirmed the judge’s decision and denied the appeal.

DANEROS

On July 28, 2011, the Southern Utah Wilderness Alliance filed a Notice of Appeal with IBLA challenging BLM’s Finding of No Significant Impact (“FONSI”) for the Company’s recently acquired Daneros Mine project’s Environmental Assessment, requesting that IBLA set aside the FONSI and remand the Environmental Assessment to the BLM with instructions to prepare an Environmental Impact Statement or to revise the Environmental Assessment. The Company has been added as an intervenor in this action. Responses were filed by BLM and the Company in early December 2011. IBLA issued its ruling on September 26, 2012 in favor of BLM and the Company and dismissed the appeal.

PIÑON RIDGE MILL

On June 13, 2012, Denver District Court Judge John N. McMullen ruled in favor of the Colorado Department of Public Health and Environment (“CDPHE”) and Energy Fuels on the ten substantive environmental, health and safety claims in the lawsuit challenging CDPHE’s issuance to Energy Fuels of a radioactive materials license (“License”) for the proposed Piñon Ridge Mill. The Judge ruled partially in favor of the Plaintiffs, Sheep Mountain Alliance and the Towns of Telluride and Ophir, Colorado, on one procedural claim, ordering an administrative hearing. The License has been set aside, pending the outcome of the hearing. The hearing was conducted on November 7, 2012 to November 13, 2012. CDPHE must issue a new License decision by April 2013. On October 11, 2012, the Company announced a settlement with the Town of Telluride and San Miguel County, Colorado (San Miguel County was granted party status in the administrative hearing). As a result of this settlement, these entities did not participate in the hearing. The Town of Ophir remains a party, but is no longer represented by counsel.

On December 8, 2012, the Colorado Court of Appeals upheld the issuance of the Special Use Permit (“SUP”) by Montrose County for the Piñon Ridge Mill. Plaintiff Sheep Mountain Alliance did not appeal this decision to the Colorado Supreme Court. Therefore, the SUP is final and cannot be appealed further.

WHITE MESA MILL

On November 26, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand claiming an unspecified amount of damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust from asbestos products while working at the White Mesa Mill. The Plaintiff has also named a number of manufacturers of asbestos and asbestos-related products in the law suit. The Company is currently evaluating this claim, but does not consider it to have any merit at this time.

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed above and elsewhere in this AIF, no insider of the Company has any interest in material transactions involving the Company.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common Shares of the Company is Canadian Stock Transfer Company Inc., at its offices in Toronto, Ontario.

MATERIAL CONTRACTS

The following are material contracts of the Company, other than contracts entered into in the ordinary course of business, that are material to the Company and which were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect as of the date of this Annual Information Form:

1.

The Business Combination Agreement between the Company and Titan Uranium Inc. dated December 5, 2011, whereby the Company agreed to acquire all of the shares of Titan Uranium Inc. by way of a plan of arrangement.

2.

The Arrangement Agreement between the Company and Denison Mines Corp. dated May 23, 2012, whereby the Company agreed to acquire the US Mining Division and certain indebtedness of the US Mining Division by way of a plan of arrangement.

3.

The Agency Agreement dated June 21, 2012 between the Company and Dundee Securities Ltd., Haywood Securities Inc., Scotia Capital Inc., and Versant Partners Inc. whereby the Company agreed to issue and sell up to 35,500,500 subscription receipts of the Company at a price of $0.23 per subscription receipt.

4.	The Subscription Receipt Agreement dated June 21, 2012 between the Company, Dundee Securities Ltd. and CIBC Mellon Trust Company providing for the issue of up to 35,500,500 subscription receipts.

5.	The Warrant Indenture dated as of June 21, 2012 between the Company and CIBC Mellon Trust Company providing for the issue of up to 17,750,250 common share purchase warrants.

6.

The Underwriting Agreement dated July 3, 2012 between the Company and Dundee Securities Ltd., Scotia Capital Inc., National Bank Financial Inc., Haywood Securities Inc. and Versant Partners Inc. whereby the Company agreed to issue and sell 22,000 floating-rate convertible unsecured subordinated debentures with a principal amount of $1,000 per debenture.

7.	The Convertible Debenture Indenture dated as of July 24, 2012 between the Company and BNY Trust Company of Canada providing for the issue of debentures.

INTERESTS OF EXPERTS

NAMES OF EXPERTS

Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado prepared the Whirlwind Technical Report, the Energy Queen Technical Report, the Willhunt Technical Report and the Sage Plain Project Technical Report and the Daneros Mine Technical Report.

O. Jay Gatten, Professional Geologist, of North American Exploration, Inc. prepared the San Rafael Technical Report, filed on SEDAR on March 24, 2011.

Douglas L. Beahm, P.E., P.G., Principal Engineer of BRS Engineering prepared the Sheep Mountain Technical Report.

M. Hassan Alief, Certified Professional Geologist of Alinco GeoServices, Inc. prepared the Farmer Girl Technical Report and the Torbyn Technical Report.

RPA prepared the Arizona Strip Arizona 1, Canyon and Pinenut Technical Report, the EZ1 and EZ2 Technical Report and the Henry Mountains Technical Report.

INTERESTS OF EXPERTS

To the best knowledge of management of the Company, as at the date hereof, none of the experts, or designated professionals of the experts (as that term is defined in NI 51-102F2), named above under “Names of Experts” had any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or its associates or affiliates when the experts prepared their respective reports and did not receive any such interests after the date of their respective technical reports.

The Company’s independent auditor is KPMG, Chartered Accountants, Licensed Public Accountants, who have issued an independent auditor’s report dated December 20, 2012 in respect of the Company’s consolidated financial statements as at September 30, 2012, September 30, 2011 and October 1. 2010 and for each of the years ended September 30, 2012 and 2011 and the Company’s internal control over financial reporting as at September 30, 2011. In connection with their audit, KPMG has confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Richard White, Director of Exploration and Technical Services of the Company, who is a “qualified person” within the meaning of this term in NI 43-101, has prepared sections of this AIF that are of a scientific or technical nature pertaining to the Company’s mineral projects, and has verified the data disclosed therein. To the knowledge of the Company, Dick White is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the 2012 Annual Financial Statements and 2012 Annual MD&A.

A copy of this AIF, as well as the 2012 Annual Financial Statements, the 2012 Annual MD&A and such other information and documentation that the Company makes available via SEDAR, can be found at www.sedar.com. In addition, certain of this information is distributed to shareholders in connection with Energy Fuels’ Annual General Meeting of Shareholders. The Company will provide any of the foregoing documents subject to its rights to require people who are not security holders of the Company to pay a reasonable charge. Copies of these documents may be obtained by writing to:

Energy Fuels Inc.
225 Union Blvd., Suite 600
Lakewood CO USA 80228

EXHIBIT 1 – ORGANIZATIONAL STRUCTURE
AS AT SEPTEMBER 30, 2012

Energy Fuels Inc.
(Ontario)
100%
Energy Fuels Exploration, Inc.
(Ontario)
100%
Energy Fuels Resources Corporation
(Colorado)
100%
Magnum Uranium Corp.
(British Columbia)
100%
Titan Uranium Inc.
(Canada)
100%
White Canyon Uranium Limited
(Australia)
100%
Magnum Minerals USA Corp.
(Nevada)
100%
Uranium Power Corp.
(British Columbia)
75.26%
Energy Fuels Holdings Corp.
(Delaware)
24.74%
100%
Arizona Strip Partners LLC
(Delaware)
100%
West Lisbon, LLC
(Delaware)
100%
Colorado Plateau Partners LLC
(Delaware)
100%
Energy Fuels Wyoming Inc.
(Nevada)
100%
Arizona Strip Resources JV, LLC
(Delaware)
100%
Energy Fuels Resources (USA) Inc.
(Delaware)
100%
EFR White Mesa LLC
(Colorado)
100%
EFR Henry Mountains LLC
(Colorado)
100%
EFR White Canyon Corp.
(Delaware)
100%
EFR Colorado Plateau LLC
(Colorado)
100%
EFR Arizona Strip LLC
(Colorado)
100%
EFR Properties LLC
(Colorado)

APPENDIX “A”

ENERGY FUELS INC.

AUDIT COMMITTEE CHARTER

The responsibilities and composition requirements of audit committees are as set out in the Canadian Securities Administrators’ Multilateral Instrument 52-110-Audit Committees (“MI 52-110”).

Audit Committee Mandate

The Audit Committee ("Committee") is appointed by the Board to assist the Board in fulfilling its oversight responsibilities of the Company. In so doing, the Committee provides an avenue of communication among the external auditors, management, and the Board. The Committee's purpose is to ensure the integrity of financial reporting and the audit process, and that sound risk management and internal control systems are developed and maintained. In pursuing these objectives the Audit Committee oversees relations with the external auditors, and reviews the effectiveness of the internal audit function.

Responsibilities

The Committee's primary duties and responsibilities are as follows:

1.	Review and recommend to the Board:
(i)	the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and
(ii)	the compensation to be paid to the external auditor.
2.

Assume direct responsibility for overseeing the work of the external auditors engaged to prepare or issue an audit report or perform other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting.

3.	Review the Company's financial statements, Management Discussion and Analysis and annual and interim earnings press releases before such documents are publicly disclosed by the Company.
4.

The Committee must satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in 3 above, and must periodically assess the adequacy of those procedures.

5.	Establish procedures for:
(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
6.	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

Authority of the Committee

The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it. The Committee shall also have the authority to communicate directly with the external auditors.

Composition

The Committee members shall meet the requirements of the OSC and the Toronto Stock Exchange. The Committee shall be comprised of three or more Directors as determined and appointed by the Board, each of whom shall be financially literate which entails an ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statement. Each Committee member shall also be independent as such term is defined in MI 52-110. The Board shall designate the Chairman of the Committee annually.

Remuneration

No member of the Committee may earn fees from the Company or any of its subsidiaries other than directors' fees or committee member fees (which fees may include cash, options or other in-kind consideration ordinarily available to directors). For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from the Company.

Meetings & Operating Procedures

  The Committee shall meet at least four times annually, or more frequently as circumstances dictate.
  A quorum shall be a majority of the members.
  In the absence of the Chairman of the Committee, the members shall appoint an acting Chairman.
  A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee and to each Director of the Company in a timely fashion.
  The Chairman of the Committee shall prepare and/or approve an agenda in advance of each meeting.
  The Committee, in consultation with management and the external auditors, shall develop and participate in a process for review of important financial topics that have the potential to impact the Company's financial policies and disclosures.
  The Committee shall communicate its expectations to management and the external auditors with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the external auditors in advance of meeting dates.
  The Committee should meet privately in executive session at least quarterly with management, the external auditors and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed.
  In addition, the Committee or at least its Chair should communicate with management and the external auditors quarterly to review the Company's financial statements and significant findings based upon the auditor's limited review procedures.
  The Committee shall annually review, discuss and assess its own performance. In addition, the Committee shall periodically review its role and responsibilities.
  The Committee expects that, in discharging their responsibilities to the shareholders, the external auditors shall be accountable to the Board through the Committee. The external auditors shall report all material issues or potentially material issues to the Committee.

Review Procedures

  The Committee shall review and reassess the adequacy of this Charter at least annually, submit it to the Board for approval and ensure that it is in compliance with Toronto Stock Exchange and OSC regulations.

APPENDIX B

Glossary of Terms

Note: The terms related to mineral resources and mineral reserves presented herein are as defined in “CIM DEFINITION STANDARDS on Mineral Resources and Mineral Reserves” prepared by the CIM Standing Committee on Reserve Definitions, adapted by CIM Council, December 11, 2005.

Any terms not defined in this Glossary of Terms are defined in the body of this AIF. Any capitalized terms contained in the below definitions are defined elsewhere in this Glossary of Terms.

2009 Notice
The Notice of Proposed Withdrawal issued by the BLM on July 9, 2009 regarding the withdrawal of one million acres of public lands around the Grand Canyon National Park from location and entry under the Minong Law of 1972.

2012 Annual Financial Statements
The consolidated financial statements of Energy Fuels Inc. for the year ended September 30, 2012 prepared in accordance with International Financial Reporting Standards and the auditors' report thereon.

2012 Annual MD&A
Management’s Discussion and Analysis of Energy Fuels Inc. for the year ended September 30, 2012.

2012 PFS
This term refers to the technical report dated April 13, 2012 entitled “Sheep Mountain Uranium Project, Fremont County, Wyoming, USA, Updated Preliminary Feasibility Study, National Instrument 43-101 Technical Report”, prepared by Douglas L. Beahm, P.E., P.G., Principal Engineer of BRS Engineering in accordance with NI 43-101 (See also “Sheep Mountain Technical Report”).

Acquired Debt
This term refers to all amounts owing to Denison or any affiliate of Denison (other than DHMC, WCUL or any direct or indirect subsidiary of DMHC) in the Transaction.

Acquired Shares
This term refers to all of the issued and outstanding shares of DMHC and WCUL.

ADEQ
The Arizona Department of Environmental Quality.

AEC
This term refers to the Atomic Energy Commission, the U.S. federal agency that fostered and controlled the peace time development of atomic science and technology from 1945 to 1974. Most of the functions of the AEC were later assigned to the NRC.

AIF
The 2012 Annual Information Form of Energy Fuels Inc.

Aldershot
Aldershot Resources Ltd., a British Columbia corporation

Arizona 1 Mine
This term refers to the Company’s Arizona 1 mine, an operating uranium mine located in northern Arizona, USA, as more particularly described in the Arizona 1, Canyon and Pinenut Technical Report.

Arizona 1, Canyon and Pinenut Technical Report
This term refers to the technical report dated June 27, 2012 entitled “Technical Report on the Arizona Strip Uranium Project, Arizona, U.S.A.”, prepared by Thomas C. Pool, P.E and David A. Ross, M.Sc., P.Geo. of RPA in accordance with NI 43-101.

Arizona Strip or Arizona Strip District
A uranium district located in northern Arizona largely bounded on the north by the Arizona/Utah state line; on the east by the Colorado River and Marble Canyon; on the west by the Grand Wash Cliffs; and on the south by a midpoint between the city of Flagstaff and the Grand Canyon. The area encompasses approximately 13,000 square miles.

ASP
Arizona Strip Partners LLC, a elaware limited liability company, which is a wholly-owned subsidiary of the Company and former joint venture between subsidiaries of the Company and Aldershot.

ASR
Arizona Strip Resources JV LLC, Delaware limited liability company, which is a joint venture between ASP and High Plaints Uranium Inc.

Atlas
Atlas Minerals Corp.

BLM
The U.S. Bureau of Land Management

Board of Directors
This term refers to the board of directors of the Company

Canyon Mine
This term refers to the Company’s Canyon mine, a development-stage uranium mine located in northern Arizona, USA, as more particularly described in the Arizona 1, Canyon and Pinenut Technical Report.

CAPCD
This term refers to the Colorado Air Pollution Control Division of CDPHE

CAPEX
This term refers to capital expenditures.

CDPHE
The Colorado Department of Public Health and Environment

CDRMS
The Colorado Division of Reclamation, Mining and Safety

Colorado Plateau or Colorado Plateau District
A mining district encompassing approximately 20,000 square miles, straddling the border of southeastern Utah and southwestern Colorado

Common Shares
Energy Fuels’ common shares that are listed on the TSX under the trading symbol “EFR”

Company
Energy Fuels Inc., an Ontario corporation (see also “Energy Fuels”).

Conoco
Continental Oil Company

Continental
Continental Uranium Corporation

CPP
Colorado Plateau Partners LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of the Company and former joint venture between subsidiaries of the Company and Aldershot.

Daneros Mine
This term refers to the Company’s Daneros mine, a recently producing mine located in southeast Utah as more particularly described in the Daneros Technical Report.

Daneros Mine Technical Report
This term refers to the technical report dated July 18, 2012 entitled “The Daneros Mine Project, San Juan County, Utah, U.S.A.”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101.

Debentures
This term refers to the 22,000 floating-rate convertible unsecured subordinated debentures offered by the Company to a syndicate of underwriters on July 24, 2012.

Denison
Denison Mines Corp., an Ontario corporation

Denison Arrangement
This term refers to the arrangement completed by Denison under the Business Corporations Act (Ontario), immediately after the issuance of the EFI Share Consideration to Denison, pursuant to which Denison completed a reorganization of its capital and distributed the EFI Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of that reorganization.

DFP
The Decommissioning Funding Plan for the Company’s proposed Piñon Ridge Mill.

DMHC
Denison Mines Holdings Corp., a Delaware corporation, which was acquired in the Denison Transaction. DMHC is now named Energy Fuels Holdings Corp. and is a wholly-owned subsidiary of the Company.

DMO
Designated Mining Operation

DOE
The U.S. Department of Energy

DOI
The U.S. Department of the Interior

DRC
The Utah Division of Radiation Control.

Dundee
Dundee Resources Limited, a subsidiary of Dundee Corporation.

Dynatec
Dynatec Mining Corporation

EA
Environmental Assessment in accordance with NEPA

EF Holdings
Energy Fuels Holdings Corp. (formerly Denison Mines Holdings Corp.), a wholly-owned subsidiary of the Company.

EFI Share Consideration
The 425,440,872 Common Shares issued to Denison in consideration for the Acquired Shares and the Acquired Debt in the Denison Transaction.

EFN
Energy Fuels Nuclear, Inc.

EFRC
Energy Fuels Resources Corporation, a wholly-owned subsidiary of the Company.

EF Wyoming
Energy Fuels Wyoming Inc., a Nevada corporation, which is a wholly-owned subsidiary of the Company. EF Wyoming was acquired as a part of the Titan acquisition and was formerly known as Titan Uranium USA Inc.

EHS Policy
The Environment, Health and Safety Policy of the Company

EIS
Environmental Impact Statement in accordance with NEPA

EMC
Energy Metals Corporation

Energy Fuels
Energy Fuels Inc., an Ontario corporation (see also “Company”)

Energy Queen Technical Report
This term refers to the technical report dated March 15, 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Energy Queen Project, San Juan County, Utah”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101.

EPA
The U.S. Environmental Protection Agency

EPP
Environmental Protection Plan

eU3O8
This term refers to equivalent U3O8 grade derived by gamma logging of drill holes.

Exchange Ratio
The exchange ratio under which the Company acquired all of the issued and outstanding shares of Titan on the basis of 0.68 of a Common Share of the Company for each Titan Share.

Exxon
Exxon Minerals Company

EZ1 and EZ2 Technical Report
This term refers to the technical report dated June 27, 2012 entitled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.”, prepared by David A. Ross, P.Geo. and Christopher Moreton, Ph.D, P.Geo of RPA in accordance with NI 43-101.

Farmer Girl Technical Report
This term refers to the technical Report dated December 16, 2008 entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Farmer Girl Property, Montrose County, Colorado”, prepared by M. Hassan Alief, Certified Professional Geologist, Alinco GeoServices, Inc., Lakewood, Colorado in accordance with NI 43-101.

FeV
Ferrovanadium

FONSI
Finding of No Significant Impact in accordance with NEPA.

FY-2010
Fiscal year 2010

FY-2011
Fiscal year 2011

FY-2012
Fiscal year 2012

GWCL
Groundwater Compliance Limit

GWDP
Groundwater Discharge Permit

Hecla
Hecla Mining Corporation

Henry Mountains Technical Report
This term refers to the technical report dated June 27, 2012 entitled “Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A.”, prepared by William E. Roscoe, Ph.D., P.Eng., Douglas H. Underhill, Ph.D., C.P.G. and Thomas C. Pool, P.E. of RPA in accordance with NI 43-101.

Henry Mountains Complex
This term refers to the Company’s Henry Mountains complex of mineral properties, a development-stage uranium mine located in southeastern Utah, USA, as more particularly described in the Henry Mountains Technical Report.

HEU
Highly Enriched Uranium

Historical Estimate
A historical estimate means an estimate of the quantity, grade or metal or mineral content of a deposit that an issuer has not verified as a current mineral resource or mineral reserve, and which was prepare before the issuer acquiring, or entering into an agreement to acquire an interest in the property that contains the deposit.

IFRS
International Financial Reporting Standards

Indicated Mineral Resource
An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource
An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

Instrument
Multilateral Instrument 52-110 – Audit Committees

IRR
Internal Rate of Return

ISR
In-Situ Recovery

IUC
International Uranium Corporation

KEPCO
Korea Electric Power Corporation

La Sal Complex
A complex of mines on the Colorado Plateau that includes the La Sal, Beaver, and Pandora mines.

Lynx-Royal
Lynx-Royal JV LLC, a subsidiary of Aldershot and former joint venture partner of the Company in ASP and CPP.

MCBOCC
Montrose County Board of County Commissioners

Measured Mineral Resource
A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mega
Mega Uranium Ltd., an Ontario corporation

Mineral Reserve
A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resource
A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial materials in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Magnum USA
Magnum Minerals USA Corp., a Nevada corporation and wholly-owned subsidiary of the Company.

Mining Law
The Mining Law of 1872

MUC
Magnum Uranium Corp., a British Columbia corporation and wholly-owned subsidiary of the Company.

NEPA
The National Environmental Policy Act

NESHAPS
National Emissions Standards for Hazardous Air Pollutants

NI 43-101
National Instrument 43-101 – Standards of Disclosure for Mineral Projects, promulgated by the Canadian Securities Administrators.

NPV
Net Present Value

NRC
The U.S. Nuclear Regulatory Commission

OBSS
Ore Bearing Sandstone

Offering
The transaction in which the Company entered into an agreement with a syndicate of underwriters whereby the underwriters agreed to purchase, on a bought deal basis, the Debentures, at a price per Debenture of C$1,000 for total gross proceeds of C$22.0 million.

Offtake Agreement
The Company’s contract with KEPCO to deliver 350,000 pounds (±10%) per year from 2010 to 2015 inclusive.

Other Technical Reports
Collectively, the Willhunt Technical Report, the Farmer Girl Technical Report, and the Torbyn Technical Report

Pathfinder
Pathfinder Mines Corporation

Phelps Dodge
Phelps Dodge Corporation

Pinenut Mine
This term refers to the Company’s Pinenut mine, a producing uranium mine located in northern Arizona, USA, as more particularly described in the Arizona 1, Canyon and Pinenut Technical Report.

Piñon Ridge License
The Radioactive Materials License for the Company’s proposed Piñon Ridge Mill, conditionally approved by the CDPHE on January 5, 2011 and finally approved on March 7, 2011.

Piñon Ridge Mill
The Company’s Piñon Ridge uranium and vanadium processing facility, a 500 ton per day mill proposed for western Montrose County, Colorado, USA.

Pioneer Uravan
Pioneer Uravan Inc.

Plateau
Plateau Resources Inc.

PO
Plan of Operations

Pre-Feasibility Study
A Pre-Feasibility Study is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve
A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve
A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

QA/QC
Quality Assurance and Quality Control

Qualified Person
A ‘Qualified Person’ means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report and is a member or licensee in good standing of a professional association of geoscientists and/or engineers meeting the criteria set out in NI 43-101.

Redpath
J.D. Redpath Corporation

Reports
Collectively, the Arizona 1, Canyon and Pinenut Technical Report, the Daneros Technical Report, the Henry Mountains Technical Report, the Whirlwind Technical Report, the Sheep Mountain Technical Report, the Sage Plain Technical Report, EZ1 and EZ2 Technical Report, the San Rafael Technical Report, and the Other Technical Reports.

Rights Plan
The Shareholder Rights Plan of the Company approved by the Board of Directors on February 3, 2009 and adopted by the shareholders of the Company on March 19, 2009.

RFI
Request for Information from CDPHE in the Piñon Ridge Mill permitting process

RILOR
Reclamation in Lieu of Royalty performed on DOE lease tracts.

ROD
Record of Decision prepared in accordance with NEPA.

RPA
Roscoe Postle Associates Inc.

Sage Plain Project
This term refers to the Company’s Sage Plain project, including the historic Calliham and Sage mines, located in southeastern Utah and southwestern Colorado, USA, as more particularly described in the Sage Plain Technical Report.

Sage Plain Technical Report
This term refers to the technical report dated December 16, 2011 entitled “Technical Report on Colorado Plateau Partners LLC (Energy Fuels Resources Corporation and Lynx-Royal JV) Sage Plain Project (Including the Calliham Mine and Sage Mine), San Juan County, Utah and San Miguel County, Colorado” prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101.

San Rafael Project or San Rafael Uranium Project
This term refers to the Company’s San Rafael uranium project, located in eastern Utah, USA, as more particularly described in the San Rafael Technical Report.

San Rafael Technical Report
This term refers to the technical report dated March 21, 2011 entitled “NI 43-101 Technical Report on the San Rafael Uranium Project (Including the: Deep Gold Uranium Deposit and the Down Yonder Uranium Deposit) Emery County, Utah”, prepared by O. Jay Gatten, Utah Professional Geologist in accordance with NI 43-101.

SEDAR
The System for Electronic Data Analysis and Retrieval

Sheep Mountain Project
This term refers to the Company’s Sheep Mountain project, a uranium development project located in central Wyoming, USA, as more particularly described in the Sheep Mountain Technical Report.

Sheep Mountain Technical Report
This term refers to the technical report dated April 13, 2012 entitled “Sheep Mountain Uranium Project, Fremont County, Wyoming, USA, Updated Preliminary Feasibility Study, National Instrument 43-101 Technical Report”, prepared by Douglas L. Beahm, P.E., P.G., Principal Engineer of BRS Engineering in accordance with NI 43-101 (see also “2012 PFS”).

SITLA Lease or Utah SITLA Lease
Mineral lease on lands administered by the State of Utah School and Institutional Lands Trust Administration

Skidmore Lease
A 20-year mining lease held by the Company in the Sage Plain Project.

SMA
Sheep Mountain Alliance, a non-government organization based in Telluride, Colorado

Subscription Receipts
The 35,500,500 non-transferable subscription receipts offered by the Company in a June 21, 2012 private placement.

Sunday Complex
A complex of mines owned by the Company on the Colorado Plateau in southwest Colorado including

Titan
Titan Uranium Inc., a Canadian corporation and wholly-owned subsidiary of the Company.

Titan Arrangement
The February 29, 2012 transaction in which the Company and Titan completed an arrangement pursuant to the Business Corporations Act (Ontario).

Titan Shares
All of the issued and outstanding shares of Titan, which were acquired by the Company on February 29, 2012.

Torbyn Technical Report
This term refers to the technical report dated January 7, 2009 entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Torbyn Property, Mesa County, Colorado”, prepared by M. Hassan Alief, Certified Professional Geologist, Alinco GeoServices, Inc. Lakewood, Colorado in accordance with NI 43-101.

Towns
The Towns of Telluride and Ophir, Colorado, USA and San Miguel County, Colorado, USA.

Transaction
The transaction in which the Company acquired the US Mining Division from Denison.

Triex
Triex Minerals Corporation

TSX
The Toronto Stock Exchange

U3O8
Triuranium octoxide, the form of uranium typically produced at the White Mesa Mill, often called yellowcake.

UDEQ
Utah Department of Environmental Quality

UDOGM
Utah Department of Oil, Gas and Minerals

UEC
Utah Energy Corp., a Delaware corporation, and a wholly-owned subsidiary of the Company (now called EFR White Canyon Corp.)

Umetco
Umetco Minerals Corporation, a subsidiary of Union Carbide Corporation

Union Carbide
Union Carbide Corporation

Unit
One Common Share and one-half of one Warrant in the June 2012 private placement completed by the Company.

UPC
Uranium Power Corp., a British Columbia corporation, and a wholly-owned subsidiary of the Company.

Uravan Mineral Belt
A zone of uranium and vanadium deposits located in eastern Utah and western Colorado. The Uravan Mineral Belt is the most historically significant uranium producing district in U.S. history.

US Mining Division
All of the assets of Denison located in the United States. All of these assets were acquired by the Company on June 29, 2012.

USFS
U.S. Forest Service

UWQD
Utah Water Quality Division of UDEQ

UxCo
The Ux Consulting Company

V2O5
Vanadium pentoxide, the form of vanadium typically produced at the White Mesa Mill, also called blackflake.

Warrant
The whole warrants issued by the Company’s in the June 2012 private placement.

WEO 2012
The World Energy Outlook 2012 prepared by the International Energy Agency.

WCUL
White Canyon Uranium Ltd., an Australian corporation, and a wholly-owned subsidiary of the Company.

WDEQ
Wyoming Department of Environmental Quality

Western Nuclear
Western Nuclear Inc.

Whirlwind Mine
This term refers to the Company’s Whirlwind mine, an standby uranium mine located in west-central Colorado and east-central Utah, USA, as more particularly described in the Whirlwind Technical Report.

Whirlwind Technical Report
This term refers to the technical report dated March 15, 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101.

White Canyon District
An historic uranium district located in southeastern Utah west of the town of Blanding.

White Mesa License
The Radioactive Materials License issued by the State of Utah for the White Mesa Mill.

White Mesa Mill or Mill
This term refers to the Company’s White Mesa mill, located near the town of Blanding, Utah in southeastern Utah, the only operating uranium processing facility in the United States.

Willhunt Technical Report
This term refers to the technical report dated November 30, 2008 entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Willhunt Property, San Miguel County, Colorado”, prepared by Douglas C. Peters, Certified Professional Geologist, Peters Geosciences, Golden, Colorado in accordance with NI 43-101.

Withdrawn Lands
One million acres of lands withdrawn from location and entry under the Mining Law of 1872 near the Grand Canyon National Park.

WNA
The World Nuclear Association